SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: For the period ending 7 October 2005
TELSTRA CORPORATION LIMITED
ACN 051 775 556
242 Exhibition Street
Melbourne Victoria 3000
Australia
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX

Telstra Corporation Limited — Response to Senator Stephen Conroy’s statement

Morgan Stanley ‘Telecom Regulation for Investors’ Conference

Timing of Strategic Review

Effect of legislative restrictions on Telstra’s ability to raise certain types of capital

Employment contract of CEO

Annual Debt Issuance Program

Focus and Grow Strategy for Telstra Clear

Telstra left carrying the CAN: June Quarter Service Report

HR appointment to accelerate cultural change

13 September 2005	Office of the Company Secretary

The Manager
Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215

ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra Corporation Limited — Response to Senator Stephen Conroy’s statement
Senator Stephen Conroy has stated in Parliament today that he has written to the ASX and ASIC asking that they investigate media reports of a Telstra document concerning proposed cost reductions and job cuts. Telstra is concerned that the ASX and ASIC disclosure and investigation processes are being used for political ends.
Telstra has previously announced to the ASX that it is undertaking a company wide strategic review. Telstra has also announced to the ASX that it has introduced a number of immediate measures to address the deterioration in the company’s earnings outlook and that it will introduce further measures to drive earnings growth and reduce costs as the CEO completes his strategic review of the company’s operations. Telstra has not taken any decision to cut 10,000 jobs as stated by Senator Conroy or 14,000 jobs as reported in the media.
Senator Conroy has referred to a 104 page document. Telstra is not aware of the specific document referred to. Telstra’s total operating expenses in 2004/05 were $11.9 billion as reported to the ASX on 11 August 2005. Senator Conroy’s reference to cuts of around $12 billion would appear to be a mistaken reference to this number. There are no documents of which Telstra is aware recommending job cuts of the magnitude referred to by Senator Conroy. There is also no document of which Telstra is aware that recommends Telstra cuts its range of services by 80%.
The strategic review is expected to be completed and outcomes announced to the market in the latter part of October.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Morgan Stanley Regulatory Conference
Tony Warren General Manager Regulatory Affairs

Regulation requires Telstra to sell access to the declared network below cost.
The burden of social obligation is not shared easily.
The regulation compliance burden is growing.
Regulation is expanding into new markets.

Morgan Stanley ‘Telecom Regulation for Investors’
Conference’
20 September 2005
Tony Warren
Introduction
Thank you for giving me the chance to speak here today. Telstra has made very clear in recent months that public debate around regulation is to be welcomed and like our competitors here today we do not shy away from it.
The Australian telecommunications industry is evolving rapidly. With the debate on the legislation needed to support T3 now behind us, hopefully a rational and less highly charged discussion of the need for updating of the regulatory framework to address this industry evolution can proceed.
While issues of regulation should be unrelated to the deliberations on T3, they have inevitably been swept up in the overall debate. Both Telstra and the Government have said many times that the sale process and the regulatory settings going forward are separate matters.
The Government’s role as both owner and regulator we would agree has created confusion and conflict. This has in some cases lead to no proper resolution of regulatory issues which in a normal privatisation process would have been dealt with years ago.

It has been well documented that Telstra has major concerns with some of the existing and proposed regulation of the industry — this is not new. Telstra has raised these issues frequently in the past, perhaps in a more muted way, but we’ve raised them all the same. They are issues that have the potential, if not managed properly, to severely and detrimentally impact the levels of investment and consequently the quality of telecommunications services in this country.
In saying this Telstra acknowledges that not all regulation is bad. We, like most companies acknowledge the legitimate right of Government’s to make decisions about public policy settings in the best interests of society as a whole.
Clearly, for example, there is a legitimate expectation that regulation will ensure that telecommunications services will be provided to people who live outside the profitable metropolitan areas of the country as well.
So before anyone again jumps to the conclusion that this is Telstra trying to walk away from its obligations to regional Australia, I want to make one thing clear: Telstra is completely committed to serving its customers no matter where they are. In fact, in the debate so far, we believe we are the only ones acting with the interests of regional Australians in mind. It is because we are committed to serving rural and regional areas that we are bringing these issues to the attention of the Australian public.

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But the debate must be had. We cannot stick our heads in the sand and ignore the fact that current and proposed policies are severely impacting on this country’s ability to provide improved telecommunications services to all.
These are complex issues taken on their own — but are also so intertwined that changes in one area have the potential to seriously impact another.
There are important questions to be considered about how to get the settings right so that investment and innovation is encouraged and the best possible services are provided to consumers.
So I want to spend my time today — away from the 10 second media grab and the corridors of Canberra — addressing some of our main concerns and how they impact on customers, shareholders and levels of investment.
These concerns are:
1.	Regulation requires Telstra to sell access to the ‘declared’ Telstra network to our competitors at below cost.

2.	The burden of the social obligations is not shared fairly amongst carriers.

3.	The regulatory compliance burden is growing; and

4.	Regulation is expanding into new markets

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Regulation requires Telstra to sell access to the ‘declared’ Telstra network at below cost
It’s always seemed ironic to me that if Telstra were to price a product at below cost in the retail market we would be accused by the ACCC of predatory pricing, and yet the Commission routinely forces us to provide products at below cost at wholesale.
Under the telecom specific access regime in the Trade Practices Act the ACCC can set prices for competitors to access Telstra’s network at levels that are below cost. The ACCC itself implicitly acknowledges this.
For example, the ACCC has recognised that the price they required Telstra to sell local calls to competitors (around 18c per call) is below its estimate of the cost of local calls. To quote from a 2003 ACCC report on model terms and conditions:
use of Telstra’s [economic cost model], modified to include the Commission’s assumptions, to estimate the broad quantum of network costs associated with a local call indicates that the TSLRIC (along with the Commission’s estimated retail costs) does exceed 20 cents for 2002-03.1

1 ACCC, Final Model Terms and Conditions Determination, October 2004, page 91.

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More recently, the Commission seems concerned that a wholesale local call price based on a ‘retail minus’ construct is above cost — something Telstra disputes — and hence is looking at shifting to a cost-based methodology. In April this year the Commission stated:
it is possible that the costs of providing a local call ... have now fallen below retail prices. Even if this is not the case, it is likely that it will occur within the next regulatory period. It may therefore be possible to price local call wholesale services using either [retail minus retail costs] or cost based pricing2
This sounds suspiciously like a case of heads they win, tails we lose
The biggest issue on the table at the moment, however, is ULL pricing. The ACCC wants to force Telstra to provide access to ULL services at a 40%-45% discount on the prices determined by the ACCC itself just 10 months ago.
All this does is reduce the incentive for Telstra and other carriers to invest in infrastructure, innovate and rollout new services.
Getting the regulatory settings right, so that they encourage rather than dampen investment, is absolutely crucial to the whole industry.

[2]	ACCC, LCS Discussion Paper, April 2005, page 46.

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This was highlighted in the recent report by the Prime Minister’s Exports and Infrastructure Taskforce, which said,
If our problem in earlier years was at times profligate investment by government owned monopolies, the risk today is that efficient, commercial investment will be delayed or even deterred by inappropriate policy settings.
In other industries these concerns are being addressed. The question has to be asked — why investors in telecommunications are not receiving the same legislative protections as investors in other regulated industries where the Government has just agreed to enact legislative pricing principles that tell regulators that regulated access prices should:
(i) be set so as to generate expected revenue for a regulated service or services that is at least sufficient to meet the efficient costs of providing access to the regulated service or services; and
(ii) include a return on investment commensurate with the regulatory and commercial risks involved.
The burden of the social obligations is not shared fairly amongst carriers
I said before that many of the regulatory levers available to be tweaked are intertwined — pulling one can have a big impact on

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another. There is no better example than the potential impact that ULL pricing has on the USO model.
Let’s look at the two main pressure points on the USO at the moment.
•	At a time when most people agree that more money is needed to be invested in the non-commercial areas of Australia to improve services, competitor contributions to the USO are being reduced by almost 30% over the next three years. This increases the unrecognised component of the USO which increasingly falls on Telstra’s shoulders.

•	As stated earlier, the ACCC is proposing to set ULL prices that are well below cost, but perhaps even more importantly they have set ULL prices on a geographic basis with price in rural areas twenty times greater than prices in the city.
This has three potential impacts:
•	It reduces the likelihood of facilities based competition in rural areas;

•	By allowing competitors to cherry pick the low cost city customers it reduces the ability Telstra has historically had to cross subsidise service provision in the country from profits made in the city.

•	Overall it reduces the ability of Telstra to invest in the network as it cannot receive a fair return on the investment.

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The regulatory compliance burden is growing
Customer service is pivotal to everything we do. Telstra wants to be able to build new networks and provide improved products and high quality service at competitive prices.
The laws that exist today, and that are proposed for tomorrow, create barriers that often make it hard for us to do that.
We have often said we are one of the most regulated companies in Australia and that we’d like to see regulation rolled back. In the last fortnight I’ve heard comments in the media that this is absurd — it’s just Telstra grandstanding to try and get out of regulation that applies to all. This shows a lack of understanding about the regulatory regime under which we operate.
On top of broad business regulation and industry specific regulation, Telstra alone must comply with the Universal Service Obligation, the Network Reliability Framework, Price Controls, Accounting Separation, IPND management, Free Directory Assistance, Priority Assistance and Triple-0.
Now this burden is being extended to include Operational Separation and the Local Presence Plan.

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At a time when the rest of the world is winding back regulation on the back of growing competition, Australia is increasing the scope and reach of regulators and expanding the power of political involvement in the regulatory process.
At a time when the company needs to be fleet of foot, to compete effectively on a local, regional and national stage, this legislation forces us to become a super bureaucracy.
Even without taking into account the new regulation added by the sale Bills, the current regulatory regime requires the work of more than 90 full-time Telstra staff and costs at least $12 million annually.
The operational separation provisions in particular are complex, costly and uncertain and anything that increases systemic costs decreases shareholder value.
Instead of focusing full-time on our customers as we want to do, we’ll have to be preparing plans, consulting on them, negotiating amendments, addressing committees, auditing our plans, arguing about compliance with those plans and writing reports for filing in Canberra and Melbourne.
The regulatory framework has allowed unchecked growth in the number of reports and increasing granularity in reported detail.

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This is a giant step backwards which will dull competition, weaken Telstra and further reduce shareholder value due to the increased uncertainty of expanded regulation.
Regulation is expanding into new markets
I said earlier that not all regulation is bad. Indeed, the regulatory settings that were introduced at deregulation may well have been justified at the time helping to promote competition and open up the market. Telstra was once a monopoly — there’s no argument on that. But these are regulations that were designed for basic telephony in a monopoly environment. The world had moved on since then.
Should these same regulations be extended to new technologies such as fibre networks or mobile and wireless broadband when there is nothing stopping any company with the vision and means rolling out their own networks? Telstra would argue no.
Yet more and more Telstra is seeing the ACCC involving itself in regulating new products where there is not necessarily any market power and arguing that we should be required to wholesale them below cost — a good example is Business Grade DSL, which Telstra has invested millions of dollars to develop and delivers high-grade broadband services to its business customers in metropolitan and regional Australia.
The ACCC has attempted to pressure Telstra to sell BDSL to its wholesale competitors at prices that are not economically viable for

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Telstra, even though these companies could invest in their own infrastructure and/or use alternative products (available from Telstra) to compete with BDSL.
There is also a case to argue that as these new technologies provide the same service or solution as traditional telephony networks they effectively remove any monopoly bottleneck that some say still remains. So if anything regulation should begin to be rolled back — not increased.
So why aren’t other providers utilising new technologies to provide telephony services — we would argue that it’s because the current regulatory settings do not create the right environment. They, and Telstra, cannot be sure of a fair return on their investment.
Conclusion
Today I have outlined our major concerns with regulation — all of them have an impact on investment levels, customer service and shareholder value.
Of these issues the one that is currently top of mind is the ULL pricing debate.

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Australia has a long and accepted history of using a range of social policy interventions to ensure that all Australians can access a phone service, no matter where they choose to live, in an equitable manner. As many people have been pointing out in recent months, this is enshrined in legislation.
This responsibility falls on Telstra’s shoulders, as the primary universal provider. Contrary to what some would have you believe, we’re not asking for our role as USO provider to be removed or weakened — we never have. We have the infrastructure in the ground and the scope and scale that makes it sensible for us to play this role.
But what we currently see emerging is the threat of this long term social policy agenda being at odds with the pursuit of competition policy. Something has to give.
We need open and rational debate between the Government, the regulators and all providers, so that we come up with an updated framework that addresses all the issues before us and provides improved services to customers, increased returns to shareholders, and cultivates the investment needed to make this happen.
Thank you.

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23 September 2005	Office of the Company Secretary

The Manager
Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215

ELECTRONIC LODGEMENT
Dear Sir or Madam
Timing of Strategic Review
Telstra has previously announced that it is undertaking a company wide strategic review, which was originally expected to be completed in late October. The review is now expected to be completed and outcomes announced to the market in mid-November.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited ACN 051 775 556 ABN 33 051 775 556

23 September 2005
Office of the Company Secretary

The Manager

Level 41
Company Announcements Office	242 Exhibition Street
Australian Stock Exchange	MELBOURNE VIC 3000
4th Floor, 20 Bridge Street	AUSTRALIA
SYDNEY NSW 2000
Telephone 03 9634 6400 Facsimile 03 9632 3215

ELECTRONIC LODGEMENT
Dear Sir or Madam
Effect of legislative restrictions on Telstra’s ability to raise certain types of capital
Telstra wishes to advise the ASX of the effect of certain new restrictions placed on Telstra in the Telstra Corporations Act 1991 (Telstra Act) by the Telstra (Transition to Full Private Ownership) Act 2005 (which Telstra understands is due to receive Royal Assent today).
The new restrictions are contained in section 8AYA of the Telstra Act which ensures that, while the Commonwealth has equity in Telstra of 15% or more, Telstra can not do anything to dilute that equity without first giving 30 days’ notice to the Minister for Finance (or a shorter period if allowed by the Minister), after which the Minister can direct Telstra not to engage in that conduct.
Section 8AYA also requires that the Ministerial notice/direction process be followed before Telstra issues a “security” or “financial product”. These terms are defined very broadly and include a range of financial transactions, facilities, products and services in which Telstra regularly engages.
To ensure that Telstra’s normal course of business operations are not affected the Minister for Finance has issued a notice to Telstra enabling
Telstra to enter into various transactions (including any arrangements which will not in any way result or be likely to result in a dilution of the Commonwealth’s equity in Telstra) without having to give him further notice.
The notice from the Minister does not permit (without further notice being given by Telstra to the Minister in accordance with section 8AYA) certain types of equity or “convertible” capital raising by Telstra, or the raising of subordinated or perpetual debt. Telstra does not presently have on issue either subordinated debt or perpetual debt.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited ACN 051 775 556 ABN 33 051 775 556

26 September 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215

ELECTRONIC LODGEMENT
Dear Sir or Madam
Employment contract of CEO
On 9 June 2005 Telstra entered into and released to the market an employment contract appointing Sol Trujillo as Chief Executive Officer with effect from 1 July 2005. It has been drawn to Telstra’s attention that clause 8.8 of the contract, relating to termination of the contract in the most unlikely event of a takeover of Telstra, is inconsistent with ASX Listing Rule 10.18. The inconsistency was inadvertent. Mr Trujillo has agreed to waive his rights under clause 8.8 to ensure that Telstra is in compliance with the Listing Rules.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited ACN 051 775 556 ABN 33 051 775 556

26 September 2005	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Annual Debt Issuance Program
For your information, here is a copy of Telstra’s Annual Debt Issuance Program Prospectus. The Prospectus was lodged with the United Kingdom Listing Authority on 20 September 2005 and approved for listing on 23 September 2005 .
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Prospectus
Telstra Corporation Limited
(ABN 33 051 775 556)
(incorporated with limited liability in the Commonwealth of Australia)
Debt Issuance Program
Telstra Corporation Limited (“Issuer”) may offer from time to time medium term notes and other debt instruments (together the “Notes”) under the Debt Issuance Program (“Program”) described in this Prospectus. Subject to applicable laws, regulations and directives, the Issuer may issue Notes under the Program in any country including Australia (but not the United States). There is no limit on the amount of Notes that may be issued under the Program.
Application has been made to the Financial Services Authority in its capacity as competent authority under Part VI of the Financial Services and Markets Act 2000 (“FSMA ”) (“UK Listing Authority”) for Notes issued under the Program during the period of 12 months from the date of this Prospectus to be admitted to the official list maintained by the UK Listing Authority (“Official List”) and to the London Stock Exchange plc (“London Stock Exchange”) and for such Notes to be admitted to trading on the London Stock Exchange’s Gilt Edged and Fixed Income Market (“Market”) by the London Stock Exchange. The Market is a regulated market for the purposes of Directive 93/22 EC (“Investment Services Directive”) and references in this Prospectus to the Notes having been “listed” means that those Notes have been admitted to trading on the Market and have been admitted to the Official List. Application may also be made for Notes issued under the Program to be listed on any other stock exchange (including the Australian Stock Exchange Limited and the New Zealand Stock Exchange Limited) on which Notes may be listed from time to time as specified in the relevant Final Terms. However, unlisted Notes may also be issued under the Program. The relevant Final Terms in respect of the issue of any Notes will specify whether or not those Notes will be listed on a stock exchange and on which stock exchange, if any, the Notes are to be listed.
Prospective investors should consider the risks outlined in this Prospectus under “Risk Factors” before making any investment decision in relation to the Notes.
Arranger
JPMorgan
20 September 2005

Important Notice
Prospectus
This Prospectus (excluding the documents described under the heading “Documents incorporated by reference for all other purposes” below) is a base prospectus for the purposes of Directive 2003/71/EC (“Prospectus Directive”) and is provided for the purpose of giving information with regard to the Issuer and its subsidiaries (taken as a whole) and the Notes for a period of 12 months from the date of this Prospectus.
Responsibility
This Prospectus has been prepared by and issued with the authority of the Issuer. The Issuer accepts responsibility for all information contained in this Prospectus (as defined below). To the best of the knowledge of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of that information. References in this Prospectus to the “Prospectus” are to this document and any supplements or replacement of it, any other documents incorporated in it by reference (see “Documents Incorporated by Reference” below) and, in relation to any Series of Notes, the relevant Final Terms for that Series and this Prospectus should be read and construed accordingly.
The only role of the Arranger, the Fiscal Agent, the Australian Registrar and the New Zealand Registrar (each as defined in the “Summary of the Program”) in the preparation of this Prospectus has been to confirm to the Issuer that the information as to their identity described below and their respective descriptions under the heading “Summary of the Program” are accurate as at the date of this Prospectus. J.P. Morgan Securities Ltd. has given and not withdrawn its consent to be named in this Prospectus as the Arranger. The Fiscal Agent, the Australian Registrar and the New Zealand Registrar have given and not withdrawn their consent to be named in this Prospectus as the Fiscal Agent, the Australian Registrar and the New Zealand Registrar respectively. Apart from these matters, the Arranger and (when appointed) the Dealers (as defined in the “Summary of the Program”) make no representation or warranty, express or implied as to and assume no responsibility or liability for the authenticity, origin, validity, accuracy or completeness of, or any errors or omissions in, any information, statement, opinion or forecast contained in this Prospectus. The Arranger has not caused or authorised the issue of this Prospectus.
The Issuer having made all reasonable enquiries, confirms that the Prospectus contains all information with respect to the Issuer and its subsidiaries (taken as a whole) and the Notes that are material in the context of the issue and offering of the Notes, the statements contained in it relating to the Issuer are in every material particular true and accurate and not misleading, the opinions and intentions expressed in this Prospectus with regard to the Issuer are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions, there are no other facts in relation to the Issuer or its subsidiaries or the Notes the omission of which would, in the context of the issue and offering of the Notes, make any statement in this Prospectus misleading in any material respect and all reasonable enquiries have been made by the Issuer to ascertain such facts and verify the accuracy of all such information and statements.
No independent verification
The Arranger has not independently verified the information contained in this Prospectus. Neither this Prospectus nor any other financial statement is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer, the Arranger or (when appointed) the Dealers that any recipient of this Prospectus or any other financial statements should purchase any Notes nor does it constitute an offer or an invitation to subscribe for Notes. Each potential purchaser of Notes should determine for itself the relevance of the information contained in this Prospectus and its purchase of Notes should be based upon such investigation as it considers necessary. Each potential investor should also have regard to the factors described under the section headed “Risk Factors” below. The Arranger and (when appointed) the Dealers do not undertake to review the financial condition or affairs of the Issuer during the life of the Program nor to advise any investor or potential investor in the Notes of any information coming to the attention of the Arranger or (when appointed) the Dealers relating to the Issuer.

Currency of information
Neither the delivery of this Prospectus nor any sale of Notes made in connection with this Prospectus at any time implies or should be relied upon as a representation or warranty that the information contained in this Prospectus concerning the Issuer and its subsidiaries is correct at any time subsequent to the date of the Prospectus or that any other information supplied in connection with the Program is correct as of any time subsequent to the date indicated.
Without limiting this general statement, the Issuer has given an undertaking to the Arranger and (when appointed) the Dealers to prepare a supplementary prospectus in certain circumstances as detailed in the section headed “Supplementary Prospectus” below.
No authorisation
No person has been authorised to give any information or make any representations not contained in this Prospectus in connection with the Issuer, its subsidiaries, the Program or the issue or sale of the Notes and, if given or made, that information or representation must not be relied upon as having been authorised by the Issuer or its subsidiaries or the Arranger or (when appointed) the Dealers.
Distribution
The distribution of this Prospectus and any Final Terms and the offer or sale of Notes may be restricted by law in certain jurisdictions. The Issuer, its subsidiaries, the Arranger and (when appointed) the Dealers do not represent that this document may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any jurisdiction where action for that purpose is required, or pursuant to an exemption available in that jurisdiction, nor do they assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, its subsidiaries, the Arranger and (when appointed) the Dealers (except as provided in the next sentence) which would permit a public offering of any Notes or distribution of this Prospectus in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Prospectus nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that comply with any applicable laws and regulations. Persons into whose possession this Prospectus or any Notes come must inform themselves about, and observe, all applicable restrictions. For a description of certain restrictions on offers and sales of Notes and on distribution of this Prospectus see “Sale and Subscription” below.
No registration
The Notes have not been and will not be registered under the Securities Act of 1933 of the United States (as amended) (“Securities Act”) and include Notes in bearer form that are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold, delivered or transferred within the United States or to, or for the account of, U.S. persons (as defined in Regulation S under the Securities Act).
No offer
This Prospectus does not, and is not intended to, constitute an offer or invitation by or on behalf of the Issuer, its subsidiaries, the Arranger or (when appointed) the Dealers to any person to subscribe for, purchase or otherwise deal in any Notes nor is it intended to be used for the purpose of or in connection with offers or invitations to subscribe for, purchase or otherwise deal in any Notes.
Supplementary Prospectus
The Issuer may agree with the Arranger and (when appointed) the Dealers that the Notes may be issued in a form not contemplated by this Prospectus, in which event a supplementary prospectus, if appropriate, will be made available describing the effect of the agreement reached in relation to those Notes.
Stabilisation
In connection with the issue of any Tranche (as defined in “Summary of the Program”), any Dealer or Dealers named as the Stabilising Manager(s) (or persons acting on behalf of the Stabilising Manager(s)) in the Final Terms for that Tranche may, outside Australia and on a market operated outside Australia, over-allot Notes

(provided, where the Notes are to be admitted to trading on the Market, the aggregate principal amount of the Notes allotted does not exceed 105% of the aggregate amount of that Tranche) or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of the Stabilising Manager(s)) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes.
References to currencies
In this Prospectus references to “U.S.$” and “U.S. Dollars” are to the lawful currency of the United States of America, references to “A$” and “Australian Dollars” are to the lawful currency of the Commonwealth of Australia, references to “N.Z.$” and “New Zealand dollars” are to the lawful currency of New Zealand, references to “£” and “Sterling” are to the lawful currency of the United Kingdom and references to “€” and “euro” are to the single currency of those member states of the European Union participating in the Third Stage of European Economic and Monetary Union from time to time.
Legislation under which Issuer formed
Telstra is a company limited by shares, incorporated and operating under the Corporations Act 2001 of Australia.

Documents incorporated by reference
Documents incorporated by reference for Prospectus Directive purposes
This Prospectus should be read and construed in conjunction with the following documents which are incorporated into this Prospectus by reference, each of which has been previously published (or is published simultaneously with this Prospectus), and which has been approved by the Financial Services Authority or filed with it:
(a)	the most recently published audited accounts and consolidated accounts (each as defined in the Corporations Act 2001 of Australia (“Corporations Act”)) for the financial year ended 30 June 2005. This financial information has not been prepared in accordance with the international accounting standards adopted pursuant to the procedure of Article 3 of Regulation (EC) No 1606/2002 (“EU IAS”) and so there may be material differences in the financial information had EU IAS been applied to such financial information. Investors should have regard to the description of the differences between international accounting standards as applied to the Issuer’s financial information and EU IAS below under the heading “Financial Information Differences Statement”); and

(b)	the most recently published audited and consolidated accounts for the financial year ended 30 June 2004. This financial information has not been prepared in accordance with EU IAS and so there may be material differences in the financial information had EU IAS been applied to such financial information. Investors should have regard to the description of the differences between international accounting standards as applied to the Issuer’s financial information and EU IAS below under the heading “Financial Information Differences Statement”).
Any document incorporated by reference into the documents described at (a) and (b) above does not form part of this Prospectus.
Documents incorporated by reference for all other purposes
All announcements provided to the Australian Stock Exchange Limited under Telstra’s continuous disclosure obligations required under the Corporations Act are incorporated by reference into this Prospectus for all purposes not regulated by the Prospectus Directive. These documents can be accessed at www.asx.com.au. The Issuer confirms that this information (unless expressly incorporated above under the heading “Documents incorporated by reference for Prospectus Directive purposes”) does not need to be included to satisfy the requirements of the UK Listing Authority and does not form part of this Prospectus for the purposes of the Prospectus Directive.
Provision of documents incorporated by reference
Upon written request of a person, to whom a copy of this Prospectus has been delivered or made available, the Issuer will provide a copy of any of the documents (or parts of documents) which are incorporated in this Prospectus by reference free of charge. Written requests for printed copies of those documents should be sent to the Issuer at its office set out below.

Financial Information Differences Statement
The Issuer’s financial statements until 30 June 2005 have been prepared under Australian generally accepting accounting principles (“AGAAP”). As required by the Corporations Act 2001, any future financial statements of the Issuer will be prepared under the Australian equivalent of the International Accounting Standards Board’s International Financial Reporting Standards (“IASB’s IFRS”) (“A-IFRS”). The differences between AGAAP and A-IFRS are set out in note 1.4 to Telstra’s annual financial statements covering its financial year ended 30 June 2005. These financial statements (including that note) are incorporated into this Prospectus by reference (see the section headed “Documents incorporated by reference” above).
There would be no significant differences if Telstra’s financial statements were prepared under IASB’s IFRS as it is applied in the European Union rather than A-IFRS.
Supplementary Prospectus
In the event of any significant new factor or material mistake or inaccuracy relating to the information included in this Prospectus which is capable of affecting the assessment of any Notes, the Issuer will prepare a supplement to this Prospectus or publish a new prospectus in accordance with the Prospectus Directive for use in connection with any subsequent issue of Notes.

Summary of the Program
This summary must be read as an introduction to this Prospectus and any decision to invest in the Notes should be based on a consideration of the Prospectus as a whole. No civil liability attaches to the Issuer in any Member State of the European Economic Area which has implemented the Prospectus Directive (“EEA State”) solely on the basis of this summary, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus. Where a claim relating to the information contained in this Prospectus is brought before a court in a Member State of the European Economic Area, the plaintiff may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.
Words and expressions defined in the “Terms and Conditions of the Notes” below or elsewhere in this Prospectus have the same meanings in this summary.

Issuer:	Telstra Corporation Limited (ABN 33 051 775 556) (a corporation constituted with limited liability under the laws of the Commonwealth of Australia).

Risk Factors:	There are certain factors that may affect the Issuer’s ability to fulfil its obligations under the Notes issued under the Program. These are set out under “Risk Factors” below.

Description:	Debt Issuance Program allowing for the issuance of medium term notes and other debt instruments in any jurisdiction except the United States (subject to applicable legal and regulatory restrictions) as specified in the relevant Final Terms.

Program size:	There is no limit on the amount of Notes that may be issued under the Program.

Arranger:	J.P. Morgan Securities Ltd.

Dealers:	There is currently no permanent Dealer panel under the Program. The Issuer may from time to time appoint Dealers either in respect of a particular Tranche or in respect of the Program. The Issuer may also terminate the appointment of any Dealer under the Program by giving at least 30 days’ notice. References in this Prospectus to “Dealers” are to all persons that are appointed as dealers in respect of the Program generally (and whose appointment has not been terminated) and to all persons appointed as a dealer in respect of a Tranche.

Fiscal Agent:	Deutsche Bank AG, London Branch

Paying Agent (Europe):	Deutsche Bank Luxembourg S.A.

Australian Registrar:	Austraclear Services Limited (ABN 28 003 284 419)

New Zealand Registrar:	Computershare Investor Services Limited

Method of issue:	The Notes may be issued on a syndicated or non-syndicated basis. The Notes will be issued in series (each a “Series”) having one or more issue dates and on terms otherwise identical (or identical other than in respect of the first payment of interest), the Notes of each Series being intended to be interchangeable with all other Notes of that Series. Each Series may be issued in tranches (each a “Tranche”) on the same or different issue dates. The specific terms of each Tranche (which will be supplemented, where necessary, with supplemental terms and conditions and, save in respect of the issue date, issue price, first payment of interest and principal amount of the Tranche, will be identical to the terms of other Tranches of the same Series) will be set out in the Final Terms

Issue price:	Notes may be issued at their principal amount or at a discount or premium to their principal amount. Partly Paid Notes may be issued, the issue price of which will be payable in two or more instalments.

Form of Notes:	The form of particular Notes will be determined by the Issuer and relevant Dealer(s) prior to their issue.

The Notes may be issued in bearer form (“Bearer Notes”) governed by the laws of England. Each Tranche of Bearer Notes will be represented on issue by a temporary global note which may, in certain circumstances be exchangeable into definitive notes or a permanent global note which, in turn, may be exchangeable into definitive notes. Global Notes may be deposited on the issue date with a common depository for Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”).

Notes issued in the Australian domestic markets (“Australian Domestic Notes”) and the New Zealand domestic market (“New Zealand Domestic Notes”) will be issued in uncertificated registered form only and under the laws of the Australian Capital Territory, Australia and New Zealand respectively. On their issue date they will be lodged in the Australian securities clearing and settlement system operated by Austraclear Limited (“Austraclear System”) and the New Zealand securities clearing and settlement system operated by the Reserve Bank of New Zealand (“Austraclear New Zealand System”) respectively.

Deed of Covenant:	Holders of Bearer Notes will have the benefit of a deed of covenant dated 23 September 2005 executed by the Issuer.

Australian Note Deed Poll:	Holders of Australian Domestic Notes have the benefit of an Australian Note Deed Poll dated 23 September 2005.

New Zealand Note Deed Poll:	Holders of New Zealand Domestic Notes will have the benefit of a New Zealand Note Deed Poll dated 23 September 2005.

Status:	Notes will be issued on an unsubordinated basis only. The Notes are direct, unsubordinated and (subject to the Negative Pledge provision) unsecured obligations of the Issuer and rank equally among themselves and at least equally with all other unsecured and unsubordinated obligations of the Issuer, except for liabilities mandatorily preferred by law. The Issuer’s obligations under the Notes are not guaranteed by the Commonwealth of Australia.

Ratings:	The Program is rated and Notes issued under the Program may be rated by a recognised rating agency as specified in the Final Terms for that Tranche.

A rating is not a recommendation to buy, sell or continue to hold securities. A rating may also be suspended, withdrawn or change at any time by the rating agency giving the rating, and this may affect the value of the Notes.

Currencies:	Subject to any applicable legal or regulatory requirements, Notes may be issued in any currency or currencies, including, without limitation, Australian dollars, Canadian dollars, euro, Hong Kong dollars, Japanese yen, New Zealand dollars, Singapore dollars, Sterling, United States dollars or any other freely transferable and freely convertible currency. Payments in respect of Notes may be made in, or limited to, any currency or currencies other than the currency in which the Notes are denominated, all as set out in the applicable Final Terms. Issues of Notes denominated in sterling must comply with applicable laws and regulations. See “General Information” below.

Negative pledge:	The Notes will contain a negative pledge provision as described in Condition 6.

Cross default:	The Notes will contain a cross default provision as described in Condition 2.1(c).

Maturities:	Such maturities as may be agreed between the Issuer and the relevant Dealer(s) as indicated in the applicable Final Terms, subject to such minimum and maximum maturities as may be allowed or required from time to time by relevant laws, regulations and directives.

Where Notes have a maturity of less than one year and either (a) the issue proceeds are received by the Issuer in the United Kingdom or (b) the activity of issuing the Notes is carried on from an establishment maintained by the Issuer in the United Kingdom, such Notes must: (i) have a minimum redemption value of £100,000 (or its equivalent in other currencies) and be issued only to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses; or (ii) be issued in other circumstances which do not constitute a contravention of section 19 of the FSMA by the Issuer.

Denomination:	Notes may be denominated in the amounts agreed by the Issuer and the relevant Dealer in compliance with all relevant laws and specified in the relevant Final Terms, provided that the minimum denomination for Notes admitted to trading on an exchange in the European Economic Area (“EEA”) or offered to the public in an EEA State in circumstances which require the publication of a prospectus under the Prospectus Directive will be €50,000 (or its equivalent in other currencies). The equivalent denomination for Notes denominated in an EEA currently other than euro must be calculated in accordance with the requirements (if any) in the relevant EEA State.

Interests in Global Notes will be transferable in multiples of €50,000 (or its equivalent in other currencies) unless otherwise specified in the Final Terms.

Fixed Rate Notes:	Fixed interest will be payable in arrear on the date or dates in each year specified in the relevant Final Terms.

Floating Rate Notes:	Floating Rate Notes will bear interest determined separately for each Series as follows:

(i)	on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an ISDA Master Agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the issue date of the first Tranche of Notes of the relevant Series; or

(ii)	by reference to LIBOR, LIBID, LIMEAN, EURIBOR or BBSW (or such other benchmark as may be specified in the relevant Final Terms) as adjusted for any applicable margin.

Interest periods will be specified in the relevant Final Terms. The margin (if any) relating to a floating rate will be agreed between the Issuer and the relevant Dealer(s) for each Series of Floating Rate Notes.

Zero Coupon Notes:	Zero Coupon Notes may be issued at their principal amount or at a discount to it and will not bear interest.

Dual Currency Notes:	Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in the currencies, and based on the rates of exchange specified in the relevant Final Terms.

Index Linked Notes:	Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to the index and/or formula specified in the relevant Final Terms.

Interest Periods and
Interest Rates:	The length of the interest periods for the Notes and the applicable interest rate or its method of calculation may differ from time to time or be constant for any Series. Notes may have a maximum interest rate, a minimum interest rate, or both. The use of interest accrual periods permits the Notes to bear interest at different rates in the same interest period. All such information will be set out in the relevant Final Terms.

Redemption:	The relevant Final Terms will specify the basis for calculating the redemption amounts payable.

Redemption by instalments:	The Final Terms issued in respect of each issue of Notes that are redeemable in two or more instalments will set out the dates on which, and the amounts in which, such Notes may be redeemed.

Optional redemption:	The Final Terms issued in respect of each issue of Notes will state whether such Notes may be redeemed prior to their stated maturity at the option of the Issuer (either in whole or in part) and/or the holders, and if so the terms applicable to such redemption.

Tax redemption:	Except as provided in “Optional redemption” above, Notes will be redeemable at the option of the Issuer prior to maturity only for tax reasons. See Condition 15.2 (“Early redemption for taxation reasons”).

Withholding tax:	All payments in respect of the Notes will be made free and clear of withholding taxes imposed in the Commonwealth of Australia, unless required by law. In that event, the Issuer will (subject to certain exceptions) pay such additional amounts as will result in the holders of Notes receiving such amount as they would have otherwise received had no withholding or deduction been required. See Condition 20 (“Taxation”).

All payments in respect of New Zealand Domestic Notes will be made in full free and clear of withholding taxes imposed in New Zealand unless required by law.

Record Date:	In the case of Australian Domestic Notes and New Zealand Domestic Notes, the date for determining the person to whom a payment of interest shall be made is the close of business on:

(a)	in the case of Australian Domestic Notes, the eighth calendar day before the due date for payment; and

(b)	in the case of New Zealand Domestic Notes, the tenth calendar day before the due date for payment.

Governing law:	The Euro Notes and the Deed of Covenant will be governed by the laws of England. Australian Domestic Notes and the Australian Note Deed Poll will be governed by the laws of the Australian Capital Territory, Australia. The New Zealand Domestic Notes and the New Zealand Note Deed Poll will be governed by the laws of New Zealand.

Listing and admission to trading:	The Issuer has made an application for Notes issued under the Program to be admitted on the Official List and to be admitted to trading on the Market. The Issuer may also make an application to list Notes issued under the Program on any other stock exchange, including the Australian Stock Exchange. As specified in the relevant Final Terms, a Series of Notes may be unlisted.

Selling restrictions:	Each Dealer agrees to comply with all relevant laws, regulations and directives in each jurisdiction it purchases, offers, sells, distributes or delivers Notes. See the section headed “Sale and Subscription” below for specific selling restrictions for the United States, United Kingdom, Japan, Switzerland, New Zealand, Singapore, The Netherlands and the Commonwealth of Australia.

Use of proceeds:	The net proceeds of each issue of Notes under the Program will be used by the Issuer for its general corporate purposes.

Risk Factors
Potential investors should consider the risks set out in this section entitled “Risk Factors” together with the other information contained in this Prospectus. Each investor should also conduct its own research and consider its investment position prior to purchasing any Notes.
This section contains a description of what the Issuer considers to be the principal risk factors that are material to the Notes. They are not the only risks which the Issuer faces, they are only those which the Issuer considers to be material. It is possible that the Issuer is not aware of something that may present a risk or that a risk that it does not consider material is or becomes material. The Issuer accepts no liability for any loss suffered in relation to a risk not contained in this section.
These risk factors may not occur and the Issuer is not in a position to express any view on the likelihood of any one of these risks materialising. However, if any of these risks (or any other event not described below) were to occur, it is possible it could result in an investor losing the value of its entire investment or part or it.
References to “we” and “us” are references to the Issuer. Other terms used in this “Risk Factors” section are defined in this Prospectus.
Risk factors associated with the Issuer and the Group’s business
Strategic review requested by the Board
Telstra is a fully integrated telecommunications company with complex business processes and systems, which have been developed on the premise of certain strategic objectives and agendas.
On 1 July 2005 Solomon Trujillo commenced as our new CEO, replacing Ziggy Switkowski who had been CEO for six years. Our new CEO is currently conducting a strategic review of our operations and strategies under the Board’s instructions. There is a risk that as a result of this strategic review we may implement changes to our previous strategies requiring significant investment in new technology and systems and the development of new products and services, which may affect our financial position.
The further privatisation of Telstra may impact our operations
The Government has passed legislation to enable the further sale of its remaining interest in us. In March 2005, the Government appointed external business advisers to undertake a scoping study to assess the possibility of a sale and to make recommendations to the Government. The objective of the scoping study was to produce a comprehensive report addressing commercial, policy, regulatory, financial, industry, project management and other issues relevant to divesting the Commonwealth’s remaining interest in us. The scoping study was completed in June 2005 and advised that the preferred timing for any sale of the Commonwealth’s remaining interest in us is late 2006. The Government has stated that it will make a further decision in early 2006 about proceeding with a sale. This decision will include an assessment of whether the level of demand for the shares would allow a partial or full sale of the Commonwealth’s remaining interest in us. Until this decision is made by the Government and announced, it is unclear how this may affect our capital structure, operations, organisational structure and corporate compliance obligations. Any sale by the Commonwealth of its remaining interest in us may involve substantial use of management time and resources, as well as expenditure on external advisers.
We are subject to extensive regulation that may negatively affect our business and profitability by constraining our ability to pursue certain business opportunities and activities affecting the returns we can generate on our assets.
We operate in a heavily regulated environment. Australia has generally applicable and established competition law. There is further telecommunications-specific legislation that regulates matters such as carrier and CSP obligations, industry specific competition regulation and those of our services to which competitors can have access (and the terms and conditions under which we provide this access). We are also subject to regulations that are specific to us and not applicable to our competitors. For example, under the Telstra Corporation Act

1991 (Cwlth) (“Telstra Act”), the Communications Minister may direct us to act in particular ways that benefit the public interest even though those actions may not be in our best commercial interests.
The Commonwealth Government has stated that it is considering selling its remaining interest in us. The Government has passed sale legislation as part of a package of legislation which will give effect to a number of regulatory reforms including the introduction of operational separation that will apply to our internal structure. The purpose of operational separation is to promote equivalence in relation to the supply by us of certain services to our wholesale customers and to our retail business, adjusted for efficienceies that arise from our volume usage and vertical integration. However the legislation gives the Minister significant powers to direct the structure of our network, wholesale and retail business units and the manner in which we treat our wholesale and retail businesses on an equivalent basis. These powers go far beyond what is necessary for achievement of the aims of operational separation.
Given the current regulatory regime — and the additional operational separation laws — there is a risk that we could be exposed to significant limitations in our future activities. These regulatory risks could have an adverse effect on our ability to pursue certain business opportunities and activities and the returns we can generate on our assets. The impact of industry regulation on us was one of the factors leading to issuing an earnings guidance on 5 September 2005, as described in more detail below under “We have issued an earnings guidance”.
We have issued an earnings guidance
We expect earnings before interest and tax in fiscal year ending 30 June 2006 to decline by 7 to 10 per cent compared to fiscal year ending 30 June 2005 as a result of accelerating declines in PSTN revenues and softening growth in the mobiles market due to aggressive pricing. On 5 September 2005, we issued an earnings guidance to the market. The accelerating PSTN decline reflects the impact of regulation on revenue and industry-wide downward pressures.
We are subject to new financial reporting obligations
The Australian Accounting Standards Board (AASB) has adopted International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS (A-IFRS), which will be reflected in the financial statements for the first time for the half-year ending 31 December 2005 and the year ending 30 June 2006.
Under A-IFRS, we expect our net profit after tax to be more volatile compared with our existing Australian reporting requirements. However, we expect that the adoption of A-IFRS will not affect our net cash flow, our ability to borrow funds or our capacity to pay dividends to our shareholders.
Competition in the Australian telecommunications market could cause us to continue to lose market share and reduce our prices and profits from current products and services
The Australian telecommunications market has become increasingly competitive since the Commonwealth Government introduced open competition on 1 July 1997. Although the overall market has experienced growth to date, we have lost substantial market share in some key markets. In response to increased competition, we have lowered the prices of our products and services, particularly the prices for our local calls, national long distance calls and international telephone services and calls to and from mobile services. We expect that these trends will continue due to competitive activity, regulation requiring reductions in call prices and regulatory facilitation of access to our networks, products and services.
We expect competitors to continue to engage in vigorous price competition. We also expect that our competitors will continue to market aggressively to those of our customers who purchase large volumes of telecommunications services from us. The continued loss of market share could have an adverse effect on our financial results in the market or markets in which this type of competition occurs.
If growth in mobiles and some of our other products continues to slow, our revenues may not increase as rapidly as in the past and may even decrease, which in turn could adversely affect our profitability
In recent years, our revenues have increased in a large part because of rapid usage growth in new services such as mobile communications, data, Internet products as well as advertising and directories services, whilst revenue for PSTN services declined. Indications are that some of these product markets are not likely to continue expanding at the same rates as in recent years and may decline. If these markets do not continue to expand, then in the absence of new products and services our revenue growth may continue to slow just as some revenue growth declined in the second half of the fiscal year ended 30 June 2005, which in turn could affect our consolidated financial position and results of operations. Accelerating declines in PSTN revenue and softening growth in the mobiles market lead to us issuing an earnings guidance on 5 September 2005, as described in more detail above under “We have issued an earnings guidance”.
Rapid technological changes and the convergence of traditional telecommunications markets with data, Internet and media markets expose us to significant operational, competitive and technological risks
Rapid changes in telecommunications and IT are continuing to redefine the markets in which we operate, the products and services required by our customers and the ability of companies to compete in the telecommunications industry in Australia and elsewhere in the world. These changes are likely to broaden the range, reduce the costs and expand the capacities and functions of infrastructure capable of delivering these products and services.
As traditional telecommunications, data, Internet and media markets converge, it is possible that further new competitors may enter the markets in which we have traditionally competed and we may confront established competitors in new markets we seek to enter. This could result in reduced market share, revenue and profitability in our traditional markets and could adversely affect our ability to win market share and operate profitably in these new markets.
To address the converging telecommunications, data, Internet and media markets, we may be required to devote considerable resources to enhancing our ability to deliver services required by these markets. There is a risk that competitors may leverage both their own and our infrastructure or deploy or develop technologies or infrastructure that provides them with a lower cost base or other operating advantages that may drive down market prices. This could give these competitors an advantage if we are unable promptly and efficiently to provide equivalent services. We have invested substantial capital and other resources in the development and modernisation of our networks and systems. However, we may be required to incur significant capital expenditures in addition to those already planned in order to remain competitive. This will also require careful management of the existing asset base, as well as careful consideration of the appropriate decisions on technology investment. There is a risk that our ability to respond quickly to technological change may be hampered by the complexity of integrating our existing systems with new technologies.
Rapid changes in telecommunications and IT could also have an impact on the useful lives of our communications assets. We assess the appropriateness of the service lives of our communications assets on an annual basis. This assessment includes a determination of when the assets may be superseded technologically. We use an “end date lifing” methodology where we believe that technologies will be replaced by a certain date. If our assessments of useful lives prove to be incorrect, we may incur either higher or lower depreciation charges in the future or, in certain circumstances, be required to write down these assets.
Our ability to develop, build and maintain products to satisfy market demand may not be realised
In order to meet market demand, we constantly develop, build and maintain our products to satisfy our customers’ needs. Due to the multiplicity of products in the market, there is a risk that we may incorrectly predict future market demand for certain products which we develop and maintain. There is a risk that the profitability of certain products may decline if customers choose alternative products.
Innovations in technology may require us to transform our existing organisational structure, cost structure, people skills, and infrastructure asset values
Our revenues, products and costs are changing as a result of lower technological barriers to entry, margin pressures and increased regulatory scrutiny. The need to transform the company to new operational models will become important for profitable growth. The company faces challenges in transforming into an IP enabled environment and generating efficiencies and profitable growth. There is a risk that this challenge may require the transformation of our organisational structure, cost structure, people skills and ongoing asset values for existing infrastructure which could negatively affect our operating cost structures.
Network and system failures and planning inaccuracies could result in reduced user traffic, reduced revenue and harm to our reputation.

Our technical infrastructure is vulnerable to damage or interruption from floods, wind storms, fires, power loss, telecommunication failures, cable cuts, intentional wrongdoing and similar events. The networks and systems that make up our infrastructure require regular maintenance and upgrade that may cause disruption. The occurrence of a natural disaster or other unanticipated problems at our facilities or any other damage to or failure of our networks and/or systems could result in consequential interruptions in service across our integrated infrastructure. Network and/or system failures, hardware or software failures or computer viruses could also affect the quality of our services and cause temporary service interruptions.
Periodically we also make assessments of our major customers’ capacity requirements especially when we move them to new platforms to ensure that their capacity requirements will be satisfied. There is a risk that our capacity planning may not accurately predict their actual requirements.
Our IT systems are complex and there is a risk that our ability to support strategic priorities in customer service and growth products may be delayed by the complexity of changing our systems. Our IT systems are also vulnerable to viruses, denial of service and other similar attacks which may damage our systems and data and that of our customers. Any of these occurrences could result in customer dissatisfaction and damages or compensation claims as well as reduced revenue.
Further technological innovations and cost pressures may cause us difficulty in retaining and attracting skilled and experienced people
As technology evolves further we will need to attract, retain and up-skill our workforce to keep abreast of technological innovations. The relevant skills may be in short supply worldwide until the leading edge technology is fully established. There is a risk that an inability to compete in the global labour market may hinder our ability to retain and attract skilled and experienced people and hence to embrace new technology and retain our corporate knowledge.
Our ability to pursue our strategy with respect to some investments in which we share control or do not own a controlling interest may be limited
Some of our domestic Australian and international activities are conducted through subsidiaries, joint venture entities and other equity investments. Under the governing documents for some of these entities, certain key matters such as the approval of business plans and decisions as to the timing and amount of cash distributions require the agreement of our co-participants. Our co-participants may have different approaches with respect to the investment and the markets in which they operate and on occasions we may be unable to reach agreement with them.
In some cases, strategic or venture participants may choose not to continue their participation. In addition, our arrangements with our co-participants may expose us to additional investment, capital expenditure or financing requirements. There are also circumstances where we do not participate in the control of, or do not own a controlling interest in, an investment and our co-participants may have the right to make decisions on certain key business matters with which we do not agree.
All of these factors could negatively affect our ability to pursue our business strategies with respect to the concerned entities and the markets in which they operate.
The value of our operations and investments may be adversely affected by political and economic developments in Australia or other countries
Our business is dependent on general economic conditions in Australia, including levels of GDP, interest rates and inflation. A significant deterioration in these conditions could adversely affect our business and results of operations. We may also be adversely affected by developments in other countries where we have made equity investments or entered into ventures such as Asia, including Hong Kong and New Zealand. Important features of the political, economic, regulatory and legal systems in these countries are different from those in Australia. Other countries in which we have interests may additionally have less predictable political, economic, regulatory and legal environments. As a result, our international operations may be subject to numerous unique risks, including:
•	multiple and conflicting regulations regarding communications, use of data and control of Internet access;

•	changes in regulatory requirements, import and export restrictions and tariffs;

•	changes in the relevant authorities’ interpretation of what conduct constitutes appropriate compliance with regulatory requirements, and consequent changes in regulatory enforcement;

•	market changes and competitors’ initiatives such as bundling of services and deep discounting;

•	the burden of complying with the laws of a variety of jurisdictions;

•	access to additional capital;

•	fluctuations in currency exchange rates and interest rates;

•	the introduction of new restrictions on repatriation of profits and permitted foreign ownership, or changes to existing restrictions;

•	changes in political and economic stability;

•	potentially adverse tax consequences; and

•	inadequate protection for intellectual property rights and enforcement of those rights in certain countries.
These factors could materially and adversely affect our future revenues, operating results and financial condition.
Fluctuations in currency exchange rates may adversely affect our revenues, operating results and the translation value of our overseas investments
Because we purchase some materials and supplies with prices dependent on foreign currencies and have substantial international investments denominated in foreign currencies, movements in the value of the A$ against other currencies can adversely affect our performance including revenues, operating results and balance sheet amounts. For the fiscal year ended 30 June 2005, approximately 7% of our revenues, 73% of our underlying borrowings and 8% of our total assets were denominated in or dependant on currencies other than the A$ prior to hedging.
While the majority of our foreign currency exposures associated with our borrowings is fully hedged to A$, we partially hedge exposures to purchases and translation risk associated with our core business activities including investments, generally to around fifty percent of the value. We enter into hedge transactions of these exposures principally to reduce the volatility of exchange rate movements on our financial performance and results. Foreign currency exposure associated with the purchase of materials and the supply of goods and services is also generally hedged to around fifty per cent of the value, although in certain circumstances, depending on the size and nature of the exposure, the level of hedging may vary.
Whilst we undertake risk management strategies to mitigate the adverse impact of foreign currency exposures, there is a risk that currency movements could still negatively affect our operating results or financial position.
Cautionary statement regarding “forward-looking statements”
Some of the information contained in this document may constitute forward-looking statements that are subject to various risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “continue”, “plan”, “intend”, “believe” or other similar words. These statements discuss future expectations concerning results of operations or of financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this document are set forth above under the caption “Risk factors” and elsewhere in this document. Given these risks, uncertainties and other factors, you should not place an undue reliance on any forward-looking statement, which speaks only as of the date made.
Factors which are material for the purpose of assessing the market risks associated with Notes issued under the Program
Risk factors associated with the Notes
This prospectus does not constitute a recommendation to make an investment in Notes issued under the Program (“Notes Investment”) nor is it a complete description of the risks or benefits of a Notes Investment. As such, any person making a Notes Investment must familiarise itself with the potential risks of a Note Investment. This analysis must be completed with requisite skill, advice and in light of the investor’s needs. Importantly:
(a)	it is the responsibility of the investor to ensue it is properly informed and has made an appropriate assessment of whether it should make a Notes Investment;

(b)	a Tranche or Series of Notes issued under this Program may have different risks to earlier or later Tranches or Series issued under the Program. The success or failure of any one Note Investment is not indicative of the success or otherwise of any other Note Investment. For example, certain Notes may be linked to variable factors outside the Issuer’s or investor’s control (such as Index Linked Notes) or may contain more complicated or less favourable terms. Risks associated with different types of Notes are discussed further below; and
(c)	this Prospectus has been prepared to meet the requirements of the Prospectus Directive for an issue of Notes with a minimum denomination of €50,000 and consequently has a lower level of disclosure than a prospectus prepared for an issue of securities with a denomination of less than €50,000.
Notes are unsecured
All Notes issued under the Program are unsecured. Because of this, no recourse can be had to any third party to recover amounts that are not recoverable from the Issuer. In addition, under Australian insolvency law certain claims are given mandatory preference to the claims of unsecured creditors by operation of law. In making a Notes Investment, the investor is therefore relying on the ability of the Issuer to repay and pay (as relevant) the redemption price for the Notes and the coupon due under the Notes at the time it is due. This may be prior to the designated maturity of the Notes and in any event there is no obligation on the Issuer to make provision or contingencies for these payments, whether they become due prematurely or at the time specified under the Notes.
Notes may be subject to price stabilisation
Notes may be subject to price stabilisation activities by the Stabilisation Manager(s) as detailed above under the heading “Stabilisation”. There is no guarantee that price stabilisation activities will occur, or that if they do, that they will be successful.
Changes during the term of the Note
It is possible that changes may occur during the term of a Note that may affect the value of the Notes or the return an investor will receive from the Notes. These changes may also affect the ability to transfer the Note on the secondary market. By way of example, these changes include:
(a)	(change in Issuer’s condition): a change in the financial condition or rating of the Issuer or a change to the Issuer’s legal status, control or tax residence;
(b)	(change in law): a change in law of the law governing the Note. A change in law may mean that rights under the Notes at the time of the issue are altered or cease to exist and may otherwise negatively impact on the ability of a Noteholder to enforce its rights as they existed at the date of issue. Although legal opinions are given in relation to the laws of certain relevant jurisdictions at the time of issue, these are for the benefit of the Dealers and not the Noteholders and speak to the relevant laws as at the date of issue and not subsequently. The advisers providing the legal opinions have no obligation to notify the Issuer, the Dealers or any Noteholder of any change in law that impacts on the Notes;
(c)	(selling restrictions and taxation): summaries of certain selling restrictions and withholding and other tax treatments are detailed in this Prospectus (see the “Sale and Subscription” and “Taxation” sections below). These restrictions and treatments are summaries only and should be read as such. The laws on which these summaries are based may be changed at any time (see the preceding paragraph for further concerns relating to change in law). Where the law relating to taxation changes this may also trigger an early redemption of the Notes. In addition, there could be further restrictions now or in the future on the ability of a person to make a Notes Investment or to utilise that investment for collateral purposes. These types of issues are not intended to be and are not dealt with in the summaries detailed above;
(d)	(waivers and amendments): regardless of whether there is any change in law, there may be waivers or amendments to the terms of the Notes prior to their maturity. These may or may not require the Noteholders’ consent depending on the terms of the Notes and where consent is required, may be decided by a designated majority of Noteholders, meaning a particular Noteholder cannot necessarily resist an amendment or waiver of which it does not approve;

(e)	(currency): it is possible that the currency of certain jurisdictions may change during the terms of the Notes (for example, the Euro may be adopted in the United Kingdom). Where this is the case, legislation in the jurisdiction implementing the new currency may specify the date on and rate at which the currency is redenominated. The currency in which Notes are issued or in which interest and principal amounts are paid may also be devalued, which will decrease the relative worth of the Notes Investment;
(f)	(exchange controls): jurisdictions in which payments under the Notes are made or in whose currency payments under the Notes are denominated may introduce exchange controls which may prevent or limit exchange or use of the currency in which payments under the Notes are made;
(g)	(interest rate conditions): where Notes have a fixed rate and there is a change in interest rate conditions such that similar notes delivering a higher return are available in the market, although this may not impact on the return the investor was expecting, it may impact on the ability of the investor to transfer or trade the Notes Investment;
(i)	(Transparency Directive): if the implementation of the Transparency Directive (as defined below) imposes obligations on the Issuer that are unduly burdensome, the Issuer may decide to de-list the Notes from the Official List of the UK Listing Authority and from trading on the Market and may procure admission to listing, trading and/or quotation on a different exchange located outside the European Union (see the information headed “Transparency Directive” in the section headed “General Information” below);
(j)	(default): the Issuer or any party to a Program Document (as defined in the Terms and Conditions of the Notes) (such as the Fiscal Agent, Paying Agent, Australian Registrar or New Zealand Registrar) may default on its obligations under the Notes or the Program Documents. In addition to impacting on the value and transferability of the Notes, it may also impact on the ability of the investor to recover the amounts it is due; and
(k) (rating): credit ratings of the Program, Notes (if rated) or the Issuer may change or be withdrawn. Further information in relation to ratings (including warnings as to reliance on them) is above (see “Summary of the Program” section).
Ability to trade Notes
In addition to the risks discussed above in relation to limits on trading Notes, there is no obligation on the Dealers to effect secondary sales of the Notes nor, where a secondary market has been created, to ensure it stays active. Therefore, there may not be a market for the Notes or that market may not produce the return the investor anticipated.
Risks associated with the Program and different types of Notes
There is a variety of Notes that can be issued under this Program. In addition to those types of Notes described in the section headed “Summary of the Program” above, the Issuer may decide to issue a further type of Note. The Issuer can do this at any time, and it may be that the new Notes are more appropriate for a particular investor’s needs than those the investor has purchased. Whether the Notes are of a type described in this Prospectus or a new type of Note, there is no requirement on the Issuer to inform Noteholders or those considering a Note Investment of the details of any further issue the Issuer may be contemplating, including any issue occurring simultaneously with or immediately following the issue for which the investor is subscribing.
An issue may not proceed
The Issuer may decide not to proceed with an issue of Notes under the Program. Where this is the case, the investor will have no rights against the Issuer in relation to any expense incurred or loss suffered.
Characteristics that may be controlled by the Issuer
Certain Notes may have characteristics or events that are controlled at the discretion of the Issuer. Examples of these types of Notes include where there is early redemption at the option of the Issuer or where the Issuer has the ability to change the interest rate from fixed to floating and vice versa, or the method of calculation of the interest rate. In addition, the Terms and Conditions of the Notes may also allow further logistical changes such as a change in the place of payment.
Where this is the case, the investor should assume that the Issuer would act in such a way as to maximise its return or improve its cost of funds and financial position. By way of example, where notes of a certain interest rate are subject to early redemption at the option of the Issuer, the Issuer may choose to redeem these Notes when it is able to issue other Notes or otherwise raise funds at a lower interest rate. This timing may not correlate to a time when the investor could reinvest its funds and earn the same or a higher rate of return. Similarly, if by changing from a fixed to floating rate (or vice versa) the Issuer is able to lower the coupon payments under the Notes, the Issuer may do so, subsequently lowering the return for the investor.
Notes with returns that are calculated with reference to a variable
Notes may have returns that are variable as a result of the method by which the coupon is calculated or of the way interest is paid. The most basic example of this are Notes where the interest rate is floating, and therefore subject to changes as a result of movements in the prevailing interest rate. More complex examples include Notes that are linked to the performance of an index or a third party’s credit position or Notes where the currency of coupon payments can be changed or is different to the currency in which the Notes are issued. In these cases, the success or otherwise of the variable can impact significantly on the return under the Notes as well as the ability to trade the Notes on the secondary market. It should be expected that the value of the Notes and the secondary market for the Notes will decrease if the performance of the variable is less than anticipated. In addition, depending on the Terms and Conditions of the Notes, where the variable fails to meet a particular level of performance, amounts of principal and interest may be forfeited, reduced or paid in currencies other than that in which the amount is due.
Trading different types of Notes
It should be assumed that the market for trading different types of Notes varies even though they are issued under the same Program. By way of example, a zero coupon note may be more difficult to trade and its price more variable than a fixed interest rate note, and it may be more difficult to trade a zero coupon note that has just been issued than a zero coupon note nearer its redemption.
Investors may lose rights in relation to amounts paid or to be paid
Depending on the Terms and Conditions of the Notes, an investor may forfeit its rights to have amounts paid or repaid or to collect its return on its investment. For example, where Notes are paid for in instalments by the investor, such as partly paid Notes, a failure to pay later instalments may result in a loss of the initial instalments already paid. In addition, if Notes are in definitive bearer form then the inability of the investor to produce the Note or coupon may result in it not receiving payments of interest or being able to redeem its Notes for the redemption price. There are also time limits placed on the ability of a Noteholder to bring a claim for interest by both the Terms and Conditions of the Notes and applicable laws.

Corporate Profile
Telstra Corporation Limited
Introduction
For these terms used in this document:
•	we, Telstra, the Company and the Telstra Group — all mean Telstra Corporation Limited, an Australian corporation, and its controlled entities as a whole; and

•	Telstra Entity is the legal entity, Telstra Corporation Limited.
Our fiscal year ends on 30 June. Unless we state differently, the following applies:
•	year or a fiscal year means the year ended 30 June; and

•	2005 means fiscal 2005 and similarly for other fiscal years.
All amounts are expressed in Australian dollars (“A$”), unless otherwise stated.
General
We are an Australian telecommunications and information services company. We offer a full range of services and compete in all telecommunications markets throughout Australia and certain overseas countries.
Our main activities include the provision of:
•	basic access services to most homes and businesses in Australia;

•	local and long distance telephone calls in Australia and international calls to and from Australia;

•	mobile telecommunications services;

•	broadband access;

•	a comprehensive range of data and Internet services (including through Telstra BigPond®, Australia’s leading ISP);

•	management of business customers’ IT and/or telecommunications services;

•	wholesale services to other carriers, carriage service providers (“CSPs”) and ISPs;

•	advertising, search and information services; and

•	cable distribution services for FOXTEL’s cable subscription television services.
Our international business includes Hong Kong CSL Limited (“CSL”), a Hong Kong mobile operator, TelstraClear Limited (“TelstraClear”), a full service carrier in New Zealand and Reach Ltd (“REACH”), a provider of international voice and satellite services in Asia.
One of our major strengths in providing integrated telecommunications services is our extensive geographical coverage through both our fixed and mobile network infrastructure.

Our vision is to be Australia’s connection to the future. Our mission is to develop, design and deliver great communications solutions to all our customers. Our goal is to grow the Company profitably and provide attractive returns to our shareholders. We will achieve this by employing terrific people who work together in an operationally excellent way to deliver innovative products and outstanding service to our customers.
History and development of the Company
Our origins date back to 1901, when the Postmaster-General’s Department was established by the Commonwealth Government to manage all domestic telephone, telegraph and postal services, and to 1946, when the Overseas Telecommunications Commission was established by the Commonwealth Government to manage international telecommunications services. Since then, we have been transformed and renamed several times as follows:
•	the Australian Telecommunications Commission, trading as Telecom Australia, in July 1975;

•	the Australian Telecommunications Corporation, trading as Telecom Australia, in January 1989;

•	the Australian and Overseas Telecommunications Corporation Limited in February 1992;

•	Telstra Corporation Limited in April 1993, trading internationally as Telstra; and

•	trading domestically as Telstra in 1995.
We were incorporated as an Australian public limited liability company in November 1991. Following the opening of Australia’s telecommunications markets to full competition in July 1997, we underwent a partial privatisation in November 1997 under which the Commonwealth sold approximately 33.3% of our issued shares to the public. Following the initial privatisation, those of our shares that are not held by the Commonwealth are quoted on the Australian Stock Exchange (“ASX”) and on the New Zealand Stock Exchange. ADSs, each representing five shares evidenced by American depositary receipts, have been issued by the Bank of New York as depositary (Depositary) and are listed on the New York Stock Exchange.
A further global offering by the Commonwealth of up to 16.6% of our issued shares was launched in September 1999. The shares sold by the Commonwealth were also listed on the ASX, the New Zealand Stock Exchange and the New York Stock Exchange on 18 October 1999. As at 30 June 2005, the Commonwealth owned approximately 51.8% of our issued shares and it is required by legislation to own at least 50.1% of our issued shares.
However, the Government has passed legislation to enable the further sale of its remaining interest in us. In March 2005, the Government appointed external business advisers to undertake a scoping study to assess the possibility of a sale and to make recommendations to the Government. The scoping study was completed in June 2005 and advised that the preferred timing for any sale of the Commonwealth’s remaining interest in us is late 2006. The Government has stated that it will make a further decision in early 2006 about proceeding with a sale. This decision will include an assessment of whether the level of demand for the shares would allow a partial or full sale of the Commonwealth’s remaining interest in us.
Organisational structure
Our organisational structure consists of strategic business units and corporate centre business units as outlined below.
Strategic business units
•	Telstra Consumer and Marketing is responsible for serving metropolitan consumer and small business customers with our full range of products and services including fixed, wireless and data, the overall management of our brands, advertising and sponsorships, consumer marketing and implementing our product bundling initiatives. It also has responsibility for Telstra’s Consumer Call Centres, licensed shops and dealer network.

•	Telstra Business and Government is responsible for providing innovative and leading edge communications and ICT solutions to business and Government enterprises in Australia and New Zealand. It also oversees our investment in TelstraClear. TelstraClear is a New Zealand full service telecommunications company, providing innovative market leading products, services and customer focus to the business, government, wholesale and residential sectors.

•	Telstra Country Wide® is responsible for sales, service and the management of customer relationships in outer metropolitan, regional, rural and remote parts of Australia and the development and delivery of innovative communications solutions to meet the needs of customers living in these areas.

•	Telstra BigPond® is our retail Internet business and is responsible for providing broadband and narrowband Internet services for consumer and small and medium business customers, as well as value added services and content services (including BigPond® Movies, BigPond Music, BigPond Sport, BigPond Games).

•	Sensis is a wholly-owned subsidiary which is responsible for our advertising, directories and information services.

•	Telstra Media is responsible for our FOXTEL investment.

•	Telstra Wholesale provides a wide range of wholesale products and services to the Australian domestic market including fixed, wireless, data and Internet, transmission and IP, interconnection, access to our network facilities, and retail/rebill products. It also offers network design and construction solutions as well as operations and maintenance services, including management and maintenance of integrated IP networks, mobility solutions, fixed access, wireless access and transmission solutions. Recently, Telstra Wholesale has commenced servicing Global Wholesale markets to satisfy growing Internet and high bandwidth needs.

•	Telstra Asia manages our international interests in Asia, including CSL and our joint venture REACH in Hong Kong. It also directs our offshore growth strategy, with a current focus on enhancing the value of our existing investments, profitably rationalising non -core assets and positioning us to capture high growth opportunities in the region particularly China and South East Asia.

•	Infrastructure Services builds, operates and maintains our telecommunications infrastructure and is our primary service delivery manager. It is responsible for the provisioning, restoration, operation and management of our fixed, mobile, IP and data networks, as well as the design and construction of network infrastructure. This includes voice and data, product and application platforms and the online environment. Over the past year Infrastructure Services’ capability has been augmented by the 3GIS joint-venture with Hutchison and the integration of Telstra Business Systems (formerly Damovo (Australia)).

•	Telstra Technology Innovation and Products is responsible for the management of all technology, platform, systems and most product delivery. It develops and supports products and technologies specified by our market facing business units. It also undertakes substantial research and development to ensure that we remain at the forefront of technology in Australia.
Corporate centre business units
•	Finance & Administration is responsible for corporate policy and support functions including finance, risk management and assurance, credit management, treasury, company secretary, investor relations, mergers and acquisitions and other corporate services. It is also responsible for the financial management of the majority of our fixed assets, including network assets.

•	Legal Services provides operational and strategic legal support and advice across the Company, with lawyers from Legal Services integrated with the other strategic and corporate centre business units.

•	Public Policy & Communications is responsible for the management of all our regulatory issues, including liaison with regulatory bodies, the promotion and protection of our reputation by facilitating effective engagement of internal and external stakeholders including media, and the management of our interaction with Government at the Commonwealth and State level.

•	Human Relations is responsible for all our human relations matters including health, safety and the environment, leadership development and training, and all workplace relations matters.
In August 2005, we announced further changes to our organisational structure. We appointed a Chief Operations Officer (COO) to oversee all functions associated with the operational aspects of the Company. The new COO group will comprise the existing Infrastructure Services and Telstra Technology, Innovation and Products’ business units. It will also include corporate services, credit management, human relations, the productivity and billing directorates, as well as the teams responsible for technology solutions, billing and process elsewhere in the Company. In addition, a new program office will be established and report to the COO. Its mission will be to identify and prioritise opportunities for streamlining, implementing and coordinating all aspects of the company’s operations in order to deliver the best possible customer service.
Operational separation
As part of the package of legislation which will give effect to a number of regulatory reforms, operational separation will apply to our internal structure. The purpose of operational separation is to promote equivalence in relation to the supply by us of certain services to our wholesale customers and to our retail business, adjusted for efficiencies that arise from our volume usage and vertical integration. This is described in more detail above, under “Risk factors”.

Our organisational structure for financial reporting purposes has evolved over recent years to meet our business needs and has included the following:
•	in the fiscal year ended 30 June 2005, we restructured our pre-existing business unit known as Telstra Broadband and Media. This restructure primarily involved the establishment of Telstra Bigpond®, Telstra Media and Sensis as separate business units. These business units are not reportable business segments in their own right and they were included in the “Other” segment for financial reporting purposes; and

•	in the fiscal year ended 30 June 2004, we established Telstra Technology Innovation and Products which brought together product development areas, network technologies, IT systems and Telstra Research Laboratories. Previously, network technologies, IT systems and Telstra Research Laboratories were not managed as a single business segment. The combination of these business areas has created a business unit that is of sufficient size to qualify as a segment in its own right for financial reporting purposes.
Marketing and customer service
We supply both Australia’s largest public and private sector organisations and also support customers using our services at home.
We use sophisticated customer analytics to target services based on customers’ needs, giving us a better understanding of their needs and improving relationships to gain a key competitive advantage.
Residential customers and small businesses
We segment our residential customers based upon their usage and lifestyle patterns. We segment our small business customers according to the type of business they operate and the way they interact with their customers. This information on customers by segment is then used to tailor our marketing campaigns.
We enable customers to interact with us online, through door-to-door sales representatives and telephone sales channels and face to face via our Telstra Shops, Telstra licensed stores, Telstra Business Shops and indirectly through approximately 5,000 retail outlets nationwide in conjunction with our retail partners. This is now managed by our Branded and Indirect Channels Group which was established on 1 July 2005.
Medium and large businesses and Governments
We segment our customers based on communications spend, “Telstra Share of Wallet”, industry sector and geographic proximity. The three key segments are Government, Industry (our largest corporate customers) and Business (our medium and smaller business customers). We focus on delivering account management and communications solutions to all these customers with the aim of improving our customers’ financial performance and business efficiency.
Regional, rural and remote customers
Telstra Country Wide was established to improve service levels, business performance and to strengthen relations with customers and communities in regional, rural and remote areas of Australia. In 2003 this area was expanded to include outer metropolitan areas. Area General Managers are located throughout Australia to address the sales, marketing and service needs of our customers.
Wholesale customers
Our wholesale customers include licensed carriers, CSPs and ISPs. Telstra Wholesale provides products and services to more than 600 customers, including more than 470 ISPs (about 77 of which offer broadband digital subscriber line (“DSL”) services).
Wholesale customers typically buy products and services from Telstra Wholesale, add their own inputs and then sell to the retail market under their own brand.

Advertising customers
Sensis Pty Ltd (“Sensis”), our wholly-owned subsidiary, is a leading Australian advertising, search and information services provider. Sensis provides innovative advertising and local search solutions to more than 420,000 customers nationally, including small and medium enterprises (“SMEs”), large corporates and Governments through a network of print, online, voice, wireless and in-car services.
Sensis manages three Australian brands — Yellow Pages®, White Pages® and Trading Post^, along with the CitySearch^ online city guide and the Whereis® mapping and guidance site. Sensis also manages the Sensis Search portfolio that encompasses the sensis.com.au web site and the Sensis® 1234 voice service.
Global business solutions
We have 16 offices around the world including Asia Pacific, Europe and USA supporting the global telecommunications requirements of our multi-national customers and global service providers. Together with our partners and alliances, we can offer our customers access to more than 230 countries and territories across the globe. We have an extensive portfolio of network solutions including dedicated consulting, planning, project management, system integration and customer support seven days a week.
Products and services
We offer a broad range of telecommunications and information products and services to a diverse customer base.
Basic Access
We provide Basic Access services to most homes and businesses in Australia and charge our customers fees for new line connections and existing line reconnections. Our Basic Access service includes installing, renting and maintaining connections between customers’ premises and our Public Switched Telephone Network (“PSTN”) and providing basic voice, facsimile (including services marketed under our FaxStream® brand name) and Internet services. Basic Access does not include enhanced products like Integrated Services Digital Network (“ISDN”) access and Asymmetric Digital Subscriber Line services.
Local calls (including PSTN value added services)
We provide local call services to residential and business customers, generally charging for calls on an untimed fee basis. In addition, we provide value added services such as voicemail, call waiting, call forwarding, call conferencing and call return.
National long distance calls
We provide national long distance services for residential and business customers in Australia. This comprises national long distance calls made from our PSTN network to a fixed network. Calls are charged on a timed basis after a call connection fee. Call details such as duration, destination, time of day and day of the week generally determine charges which are also offered on a capped price basis. We also offer options that let customers choose packages to suit individual needs and offer specials to increase use in low demand periods.
Fixed to mobile
Fixed to mobile are calls made from our PSTN/ISDN to a mobile network and are charged on a timed basis after a call connection fee. Charges usually depend on the duration of the call and whether the call is to a Telstra mobile service. Calls made within a capped calling option are charged according to duration, time of day, day of week and terminating carrier. Capped calling offers predominantly apply to calls to Telstra mobiles.

International direct
We are the leading provider of international telephone services in Australia, offering international telephone services to more than 230 countries and territories. Calls are typically charged on a per second basis after a call connection fee, depending on the duration and destination of the call. REACH provides the connections we use to supply international services to both our retail and wholesale customers.
Mobiles
We continue to be the leading provider of mobile telecommunications services in Australia in terms of mobile revenue and the number of customers. The geographical coverage area of our network is also very broad. The mobile telecommunications market in Australia is characterised by a significant degree of penetration and we estimate that market penetration as at 30 June 2005 was approximately 90%.
We offer a full range of mobile services to our customers, including voice calling and messaging, text and multimedia messaging and a range of information, entertainment and connectivity services.
During the past year, we have continued to see growth in “non-voice” services in particular, reflecting a steady change in mobile usage behaviour with new information and entertainment content and connectivity services enjoying significant growth.
We have entered into a strategic partnership with NTT DoCoMo, Inc. under which we have launched i-mode® in Australia. i-mode® is a mobile Internet like service that provides subscribers with access to rich content, e-mail, games and other applications and services through their mobile handsets.
In addition we are continuing to develop and expand our content services offering for non- i-mode® compatible devices, ensuring that, independent of device choice, customers are still able to access a range of compelling services.
We are also seeing increasing demand for Wireless Connectivity solutions across a range of technologies including WiFi, 1xRTT and recently launched EV-DO technologies delivering ever improving price and performance for customers requiring broadband connectivity “on the move”.
During 2005, we will be offering our first services based on the 3GSM suite of technologies, including WCDMA, delivering both improved performance and new service opportunities such as video communication.
Our wholly-owned subsidiary CSL is also a leading provider of mobile services in Hong Kong. CSL has launched a number of Asian and world first services this year which, together with CSL’s history of technical innovation, provides great learning opportunities for us and is anticipated to produce opportunities in the Australian and international markets.
GSM digital service
Our digital GSM network covers around 96% of the Australian population and we continue to improve existing areas of coverage and expand this network, where commercially justified. We have also improved depth of coverage in major cities, particularly in-building and underground coverage, as well as offering international roaming in more than 133 countries and 290 networks.
Our 3GSM network is compatible with our GSM network and soon will allow additional functionality such as video calling and higher speed data access within its coverage boundary. Our 3GSM network sharing arrangement with Hutchinson covers around 46% of the Australian population in a number of mainland capital cities including Canberra.
CDMA digital service
Our CDMA network provides Australia’s largest cellular mobile phone coverage, spanning more than 1.6 million square kilometres and covering more than 98% of the Australian population. CDMA offers advantages over GSM in applications where users require wider service coverage and faster data speed than GSM. Customers are increasingly adopting our CDMA network, which is one of the fastest growing areas of our mobile business.

Telstra Mobile Satellite
In 2002, we launched Telstra Mobile Satellite, a hand-held mobile satellite voice and data service for people living, working or travelling in rural and remote Australia. The service operates off the Iridium^™ Low Earth Orbit satellite system which provides global mobile satellite phone coverage. We have a service partner agreement to sell the Iridium^ service.
3G wireless service
1XEVDO
In December 2002, we launched Australia’s first commercial mobile network based on CDMA 1X (also known as 1xRTT), on our CDMA network. CDMA 1X is an evolution of CDMA technology supporting high-speed packet-switched data. By the end of 2004 CDMA 1X, also known as Mobile High Speed, was made available across the entire CDMA network footprint of over 1.6 million square km covering over 98% of the population and over 16% of the Australian landmass.
In November 2004 Telstra launched CDMA 1xEV-DO within all Australian capital cities and selected regional centres. 1xEV-DO offers typical user speeds of 300-600kbps with maximum burst speeds of 2.4Mbps. By the end of August 2005 coverage is planned to be significantly expanded in Newcastle, Wollongong and the greater Sydney Metropolitan area providing EVDO coverage to over 6 million Australians. Further expansion is also underway for completion in late 2005 within Melbourne and the towns of Bendigo and Seymour.
3GSM
We entered into a network sharing agreement with Hutchison 3G Australia (“H3GA”), a subsidiary of Hutchison Telecommunications (Australia) Ltd, in August 2004 to establish a 50/50 enterprise to jointly own and operate H3GA’s existing 3G radio access network and fund future network development. Under the agreement, the H3GA radio access network will become the core asset of the joint enterprise. In return for the 50 per cent ownership of the asset, we will pay Hutchison A$450 million under a fixed payment schedule in four instalments. The first instalment was paid in 2005 and the balance is due to be paid by 1 July 2006.
We will launch our 3G (GSM/WCDMA) services to customers in 2005, utilising the entire H3GA network footprint of more than 2,100 base stations covering Sydney, Melbourne, Brisbane, Adelaide, Canberra and Perth. Telstra and Hutchison expect to significantly increase the size of the network over the next three years, expanding into regional centres. The joint enterprise will open opportunities for new revenues for us and H3GA, stimulate growth in 3G service uptake and provide significant savings in 3G network construction capital expenditure and operating expenses such as site rental and maintenance. Decisions on network development will be made and funded jointly. The joint enterprise will utilise the existing spectrum holdings of both partners and will operate until the expiry of those spectrum licences in 2017 or later.
Telstra and Hutchison will each continue to own separate core networks, application and service platforms, and will conduct their retail 3G businesses independently and in competition with each other.
Blackberry
The Blackberry is a wireless service that automatically delivers email to a handheld device via our GSM network. This integrated device is capable of delivering email, company data, Internet browsing, SMS, calendar and personal organiser features. In March 2005 we launched our Blackberry on CDMA service.
Messaging products
In 2005 we launched Fixed SMS which allows fixed phone users to send text messages from SMS capable phones. We offer branded SMS capable cordless phones for sale in Telstra Shops and through Telstra dealers.
We also launched Telstra Online Text Buddy® which allows users to send text messages from computer desktops. At the same time we also launched Online SMS Desktop which is a business offering that provides a fully integrated SMS enabled desktop with business customers’ existing email software.

Data and Internet services
We provide new generation data and Internet services including:
•	broadband and narrowband services for consumers and small and medium businesses through our ISP, BigPond™;

•	business grade Internet solutions;

•	IP Solutions; and

•	domestic and international frame relay and ATM products.
We also provide data and specialised services, including ISDN, digital data services, voice grade dedicated lines, transaction/EFTPOS services and video and audio network services.
In relation to Internet services, one of our key focuses is on broadband. Our goal to provide broadband through our retail and wholesale channels to one million broadband SIOs by June 2005 was achieved more than a year ahead of schedule.
We offer a range of Internet products and packages under our BigPond™ brand. Telstra BigPond® Home and Business offer dial-up modem and ISDN Internet services to residential and small and medium business customers across Australia. Telstra BigPond® Broadband provides broadband Internet services to consumer and small and medium business customers via hybrid fibre coaxial cable, satellite, ADSL and from August 2005 wireless technologies.
Telstra Internet Direct also provides business customers with high quality dedicated Internet access within Australia at access transmission rates up to one gigabyte per second.
We also provide wholesale Internet access products for use by licensed carriers, ISPs and CSPs.
Other data services
We offer other data services, in some cases with business partners, including:
•	online games-based entertainment, sports information, video on demand and music services;

•	collaboration services that provide audio, video and web-based conferencing (including the Conferlink® product range);

•	ecommerce solutions including e-trading, e-payments, EFTPOS/ATM network services and straight-through processing services;

•	Business DSL, that offers a broadband data service with symmetric data rates and business grade service levels with competitive pricing and extensive network coverage;

•	Online Customer Management Facility providing a self-service capability for customers to manage user access to their IP networks;

•	Connect IP solution range which is a standardised, end-to-end, IP based WAN offering that integrates network management and data connectivity with Customer Premises Equipment (“CPE”), allowing for seamless data transfer between customer sites;

•	Digital Video Network initiative allowing our media customers to share content such as news or sporting arena access over their digital video networks;

•	IP Telephony, an open standard IP communications suite, which delivers hosted IP telephony & IP applications to our corporate customers; and

•	Managed Wide Area Networks services including design, CPE sales and installation, network establishment and maintenance.
Online services
In March 2000, we launched our online communications hub, telstra.com®. Since its creation, telstra.com® has grown substantially, with more than 1.452 million users as at 30 June 2005 (excluding BigPond®).
telstra.com® links customers with services and features including:
•	information about our products and services;

•	current Telstra corporate and investor relations information;

•	online messaging applications such as web-based e-mail and SMS;

•	online product and service ordering and accounts viewing and payment; and

•	a springboard to our ISP, BigPond™.
Advertising and directories
We provide advertising and search services through our advertising business and wholly-owned subsidiary, Sensis. Sensis delivers targeted, multi-channel solutions incorporating local advertising, classified advertising through our Trading Post Group, multi-channel search and a growing portfolio of business services to consumers, SMEs, corporations and Government. Although a mature market, the Yellow Pages® products have continued to deliver solid growth. This has been complemented by strong growth from White Pages®, non-directory products and the successful integration of acquisitions in Australia.
In June 2004, Sensis launched Sensis 1234® (a premium operator assisted voice service). In July 2004, Sensis launched a new internet search engine (sensis.com.au) and, shortly afterwards, the BidSmart™ Pay for Performance search engine marketing system.
The Sensis Search portfolio provides an opportunity for our advertising customers to reach a new generation of search-orientated buyers:
•	Sensis® 1234 is a voice service which provides a growing depth of business content from a vast array of Yellow Pages® and White Pages® products; and

•	sensis.com.au is a benchmark online search engine which delivers global web content plus Australian directories, lifestyle and mapping content fully blended into the results.
The Business Services portfolio leverages our advertising and content management capabilities to create specific solutions for SMEs, Government and the corporate sector. Business Services is made up of three specific service portfolios — Business Information Services (incorporating the Sensis Direct Access contact data solution), Location and Navigation now incorporating Universal Publishers (which delivers detailed street directory and geo-mapping functionality via a range of electronic channels), and a majority shareholding in Invizage Pty Ltd.
Sensis acquired 100% of the share capital of Universal Publishers Pty Ltd on 20 December 2004. Universal Publishers is a publisher of mapping and travel related products including street directories, guides, maps and road atlases through the Gregory’s^ and UBD^ brands.
In June 2005, Sensis and Morgan and Banks Investments announced the launch of LinkMe^, an innovative online career networking site. LinkMe^ provides Sensis with an opportunity to extend the multi-channel Advertising Network by entering a new classified vertical in a market-changing way. LinkMe^ is Sensis’ first foray into the online employment market.
Wholesale services (including intercarrier services)
In addition to providing products for resale, we provide a range of other products specifically tailored for wholesale customers. These include:
•	interconnection services, including originating and terminating access to our fixed and mobile networks, preselection services and access to our network facilities such as ducts, towers and exchange space;

•	domestic and international transmission services;

•	broadband, IP backbone and traditional data services;

•	mobile telecommunications services; and

•	network design, construction, operations and maintenance services.
Both GSM and CDMA mobile products and services are offered to our wholesale customers.
We also manage and deliver a wide range of customer processes for wholesale customers. These include product and service provisioning, ordering and activation, billing, fault reporting and end user and product transfer. In addition, we provide a range of efficient web based business to business services to our customers.

We categorise revenue from the products and services we sell to wholesale customers depending on the nature of the product or service. For example, we categorise operating revenue from interconnect and CDMA resale services as intercarrier services revenue. On the other hand, we categorise operating revenue from other resale services according to the product or service resold, for instance, basic access and local call revenue is recognised against basic access and local call products.
Inbound calling products
We offer inbound call services including:
•	Telstra Freecall® 1800, a reverse-charge call service used widely by small and large businesses to extend market reach and attract sales;

•	Priority® One3, a shared-cost service offering a six digit national number used by larger businesses as a front-door to contact centres and franchise operations for service calls;

•	Priority® 1300 services, a shared-cost service offering a 10 digit number, similar to the Priority® One3 service, where a short-number format is not required;

•	Contact centre enablement services, including network-based speech recognition and interactive voice response solutions, computer telephony integration, call routing services and speech recognition; and

•	InfoCall® 190, a telephone premium-rate service where we bill the calling customer for both content and carriage on our bill and receive a fee from the content provider for these payment and carriage services.
Solutions management
KAZ, our wholly-owned subsidiary, currently operates as a standalone business servicing Government and large and medium sized business customers. KAZ combines with Telstra to service our business customers’ IT needs, differentiating Telstra as the largest Australian operated end-to-end information and communications technology (“ICT”) business.
The business has been repositioned to focus on the ICT services market with Telstra providing the strong communications expertise, and KAZ to provide the IT expertise. We provide all or part of a business customer’s IT and communications solutions and services covering:
•	managed voice, data and mobility services: network based voice and data switching products including IP-based networks and IP Telephony as well as fleet management of mobile phone networks and new wireless based technologies;

•	managed IT services: managed customer infrastructure (eg desktop and end user devices), and a range of solutions such as managed storage, security services, hosting and application development and support;

•	IT outsourcing: incorporating a range of the above solutions and managing on behalf of the customer either on the customer’s or our premises;

•	business process outsourcing in areas such as superannuation administration, insurance policy processing and the automotive community; and

•	solutions consulting, focusing on IP transformation, wireless enterprise and security.
Other sales and services
The principal components of operating revenue we record in other sales and services relate to payphones, customer premises equipment, information and connection services, external construction, customnet and spectrum, and bundling subscription TV.
We provide payphones in Australia. As at 30 June 2005, we operated approximately 32,500 public payphones. Our Universal Service Obligation requires us to make payphone services reasonably accessible throughout Australia including in non-metropolitan and rural areas. Approximately half of our public payphones are in these areas.
As part of our customer voice, data, mobile and service solutions, we provide customer premises equipment for rental or sale to our residential, consumer, business and Government customers. In relation to Telstra rental phones, modern new standard and ‘calling number display’ rental phones are available, making phone and phone features easier to use. In the fiscal year ended 30 June 2005 we improved our CPE offerings to the medium business market with the acquisition of Damovo (Australia) which now trades as Telstra Business Systems.
We provide information and connection services through a number of call centres in Australia and through the White Pages® OnLine and Yellow Pages® OnLine sites. In the fiscal year ended 30 June 2005, we responded to approximately 200 million calls through our call centres. We also provide voice recognition technology to allow the automation of approximately 2,500 of the most frequently requested business listings.
Subscription television
We own 50% of FOXTEL, with Publishing & Broadcasting Ltd and The News Corporation Limited each owning 25%. The FOXTEL partners have committed, with very limited exceptions, to confine their involvement in the provision of subscription television services in Australia to participation in FOXTEL. Publishing & Broadcasting Ltd and The News Corporation Limited have made programming commitments to FOXTEL.
FOXTEL provides subscription television services in Australia, with approximately 1.2 million subscribers (including subscribers resold by us and those receiving FOXTEL programming through Optus† TV and TransAct). FOXTEL markets its services to more than 5 million homes, split reasonably equally between those homes passed by our hybrid fibre co-axial cable (“HFC”) and those marketable to via satellite distribution.
FOXTEL provides FOXTEL Digital^, offering customers access to a vastly expanded channel line-up of around 130 digital channels, superior picture and sound quality, a comprehensive and easy to use electronic program guide, interactive sports and news applications and FOXTEL Box Office^ (near video on demand).
In March 2005, FOXTEL launched the FOXTEL iQ^, a personal digital recorder. This is a next generation set top unit incorporating a 160Gb hard drive which enables subscribers to record two programs simultaneously, even while watching a previously recorded program.
In May 2005 FOXTEL announced an extension to its content wholesale relationship with Optus to facilitate Optus offering its subscribers access to the FOXTEL Digital^ suite of channels over the Optus HFC cable. In addition, FOXTEL announced an agency relationship with Optus for the distribution of FOXTEL in non-Optus HFC areas within the FOXTEL distribution area.
Under arrangements with the FOXTEL partners, FOXTEL may provide, in addition to subscription television services, a range of information and other services. FOXTEL currently only provides subscription television services.
We are the exclusive long-term supplier of cable distribution services for FOXTEL’s cable subscription television services in our cabled areas and we receive a share of FOXTEL’s cable subscription television revenues. We can independently, or through partnerships and alliances, provide a broad range of communications, data and information services to other parties using our broadband network.
FOXTEL has entered into various program supply arrangements, including some with minimum subscriber fee commitments.
We also resell Austar United Communications Limited (“AUSTAR”) subscription television services, which are eligible for inclusion in the Telstra Rewards Options plan. The bundling and reselling of both the FOXTEL and AUSTAR services broadens the range of telecommunication and entertainment services we offer to our customers. These arrangements allow us to provide a residential subscription television package to most areas in Australia regardless of geography.
International investments
Our major international investments include:
•	CSL, our wholly-owned subsidiary which is one of Hong Kong’s leading mobile operators with around 1.3 million customers, equating to approximately 32% of the value of Hong Kong’s mobile market. CSL focuses on attracting and retaining high value customers and through its mobile brands, 1O1O and One2Free, CSL continues to offer its customers a highly targeted range of innovative mobile services;

•	TelstraClear Limited (“TelstraClear”), our wholly-owned subsidiary, is a full service carrier in New Zealand. TelstraClear provides innovative voice, data, Internet, mobile resale, managed services and cable television products and services to the New Zealand market. New Zealand is a strategically important market for our trans-Tasman customers and this investment enables these important customers to receive many of the same end-to-end services that we provide in a seamless way; and

•	REACH, a 50/50 joint venture with PCCW, which provides outsourcing services in support of Telstra’s and PCCW’s international voice and data services. REACH is a global carrier of international voice traffic. REACH operates and maintains voice and data switching platforms, satellite earth stations and a network of over fifty submarine cable systems, together with associated landing rights, backhaul, operating licences and bilateral agreements in most international markets.
In April 2005 Telstra and PCCW, announced a number of improvements to the REACH operating model:
•	allocation of dedicated components of REACH’s international cable capacity to Telstra and PCCW;

•	Telstra and PCCW each paid REACH U.S.$157 million. In Telstra’s case this was settled by way of a discharge of certain REACH liabilities under the Capacity Prepayment Agreement. Also, Telstra and PCCW each committed to fund a half share of REACH’s committed capital expenditure (up to 2022), being about U.S.$106 million each;

•	REACH will manage allocated capacity on behalf of Telstra and PCCW and provide Telstra and PCCW with outsourcing and other services including data and voice;

•	Telstra and PCCW will each pay REACH an outsourcing fee on a cost plus mark up basis, whilst satellite services will be purchased at market rates;

•	REACH will continue its profitable third party voice and satellite business; and

•	Telstra may fund and acquire further required cable capacity for management by REACH as part of the outsourcing arrangements.
We also have a number of smaller offshore investments and joint ventures, which include:
•	a 35% equity interest in the satellite communications operator, Xantic B.V. (formerly Station 12 B.V.) that is headquartered in The Netherlands; and

•	a 39.9% equity interest in Australia-Japan Cable Holdings Limited, a network cable provider headquartered in Bermuda.
Networks and systems
One of our major strengths in providing integrated telecommunications services is our extensive geographical coverage through both our fixed and mobile network infrastructure. This network and systems infrastructure underpins the carriage and termination of the majority of Australia’s domestic and international voice and data telephony traffic.
This large, diverse network is monitored and supported through a largely centralised global operations centre, which has a fully tested recovery plan that enables network management to be transferred to an alternate location in the event of an unforeseen disaster. Ongoing substantial investment of both capital and resources is required to ensure that we maintain this leading position from both a technology and industry position.
Research and development
We review our project expenditure annually to determine our actual spend on research and development. Our reviews show that we had an estimated spend of A$148 million in the fiscal year ended 30 June 2005, A$159 million in the fiscal year ended 30 June 2004, and A$240 million in the fiscal year ended 30 June 2003 on research and development.
Innovation Centres
Innovation@Telstra was launched in October 2004, with the opening of Innovation Centres in North Ryde, Sydney and Melbourne’s Docklands. Since then, thousands of people have visited the centres, gaining hands-on experience with Telstra products and services to make our business and home lives easier in the 21st Century. The centres are also used as a venue to fast-track innovation projects for Telstra ensuring that we develop customer-focussed solutions, which get to market in a speedy manner.

In addition to customer visits, the Innovation Centres have also delivered a number of key projects via the Innovation PODs — a dedicated project floor focussing on accelerating solutions to market.
Some of these projects include:
The Digital Home: The strategy for home-based IP services delivering communication, entertainment, information and storage as well as security and automation services.
Community Information Warning System: A proactive community information, communication and warning system to save lives, reduce losses and speed recovery in the event of natural disasters, accidents or acts of terrorism.
Remote Working: A comprehensive solution for remote access to corporate customers’ private data networks.
Transmission infrastructure
Our national transmission infrastructure consists of both terrestrial and non-terrestrial transmission systems. Our domestic terrestrial systems are almost exclusively digital and use approximately 4 million kilometres of optical fibre and more than 2,300 digital radio systems. Our major transmission routes incorporate Synchronous Digital Hierarchy (“SDH”) technology.
Throughout 2005, work has continued on extending the benefits of self-healing SDH transmission out to the fringes of the network in metropolitan and regional areas. In total, approximately 20,000 additional customers now benefit directly from improved transmission survivability.
Our international switching and transmission requirements are provided by REACH, which owns international gateway switches in Sydney and an expanding network of switches across Asia, North America and Europe to augment its state-of-the-art global data/IP system. REACH uses satellite communication systems to supplement international traffic capacity where undersea cables are not feasible and to provide route diversity and circuit redundancy, as well as specialist satellite-based applications. REACH owns satellite earth stations in Australia and Hong Kong, including the largest satellite teleport in Asia.
Public Switched Telephone Network
Australia’s geographic characteristics provide unique challenges for the provision of nationwide digital PSTN coverage. These challenges are being overcome by the innovative application of a range of modern technologies. Over 300 major digital switching nodes are interconnected by state-of-the-art transmission systems and handle traffic from customers connected to more than 10,000 access sites. A combination of copper, fibre optic, radio and satellite technologies is used to achieve end-to-end connections. Access to the world is achieved through REACH’s international gateway switches and our intelligent network platforms provide advanced services including toll-free and calling card products.
We have deployed CDMA-based wireless local loop technology in regional Australia as part of our contract with the Commonwealth Government to improve communications in extended zones. Further deployment of this technology is planned as part of the recovery of older radio concentrator technology. It is also planned for selected use to provide telephony access for customers to whom traditional copper pair access is inefficient.
The PSTN supports voice, facsimile, Internet and data products. Total call minutes handled by the PSTN is now showing a slight decline as data traffic moves to broadband access. The combination of new broadband access services and growth in dial-up Internet usage, messaging services and mobile telephony is leading to convergence of voice and data in the longer term. This will provide a solid base for seamless transition to future convergent service provision.
Our network supports a range of switch features which facilitate voice calls. These include products like Homeline™ Features such as Call Waiting, Call Return, Abbreviated Dialling and Virtual Private Networks (“VPN”). New types of telephones and customer premises equipment which make these features more accessible and easy to use are continually entering the market.
The PSTN also supports many operator assisted service products such as directory assistance and CallConnect. We are seeking to enhance these services by automating them with voice recognition technology.

Fibre to the Premises (“FTTP”)
FTTP is a next-generation access infrastructure technology that can deliver telephony, broadband data, video and digital subscription television services, to customer premises on an optical fibre platform. Fibre to the Premises is expected to play a pivotal role in Telstra’s customer access network, along with copper, wireless and satellite technologies.
In June 2004, Telstra commenced an initial pilot of FTTP in two Queensland sites. The FTTP pilot is now successfully providing services to a number of residential homes, and continues to provide Telstra with insight into the ongoing effectiveness of FTTP as an access technology of choice and sustained status requiring very high speed access.
We have also been trialling Voice over Broadband. This solution will be provided as a second line solution offering a range of features and functionality for users with a broadband connection. During the fiscal year ended 30 June 2005, a network trial was completed with 150 of our employees in Melbourne
Integrated Services Digital Network
ISDN is a flexible, switched digital network. The integrated nature of this network refers to the fact that ISDN can support many applications at the same time while using a single access point to the network. The ISDN network supports traditional telephony as well as various data applications such as videoconferencing, Internet access and EFTPOS.
The ISDN network is available to approximately 96% of the Australian population. ISDN provides an end-to-end digital connection that allows us to deliver minimum 64kbps connections to customers.
Intelligent Network platforms
We operate a number of intelligent network platforms that support a range of advanced services across fixed, mobile and messaging services including:
•	inbound services such as Telstra Freecall® 1800, Priority® One3, Priority® 1300 and InfoCall® 190;

•	Telstra prepaid mobile, Pre-paid Plus;

•	calling cards (Telecard®);

•	prepaid cards (Phoneaway®, Say G’Day®);

•	information services numbers;

•	number portability;

•	mobile VPN, mobile voicemail;

•	advanced network routing; and

•	screening functions.
Our inbound services are important to our major business customers because they support their call centre and customer service operations.
Data networks
We operate a number of data networks including a:
•	Switched Data Network (“SDN ”);

•	National Transaction Switching Network; and

•	Digital Data Network (“DDN ”).
Our SDN comprises approximately 730 switches linked to access multiplexers at more than 120 sites around Australia. The SDN provides:
•	public packet switching data services suitable for a wide range of data applications;

•	site-to-site and multi-site WAN connectivity;

•	national coverage for frame-relay data services from 64kbps up to 45Mbps (subject to available transmission capacity);

•	national coverage for ATM data services, supporting access rates from 2Mbps to 622Mbps (subject to available transmission capacity); and

•	national coverage for Business DSL data services, supporting access rates from 64kbps to 2Mbps (subject to available transmission capacity).
SDN is also the backbone for numerous IP WAN services, supporting a range of access types from the fixed ATM and frame services for domestic and global use to Dynamic Dial, ADSL, wireless services and value-added features including firewalls, hosting, Messenger, IP Voice and IP Video.
Our retail customers use ATM and frame relay data services on the SDN to build wide-area corporate data networks. Our wholesale customers use the SDN as a key element of their own retail offerings.
Our National Transaction Switching Network is suitable for electronic funds transfer and inventory applications. This network provides dedicated and dial-up access in a secure environment, suitable for transmitting transactions.
Our DDN, with its fully integrated management system, provides dedicated secure site-to-site transmission at speeds ranging from 1200bps up to 2Mbps. This network has extensive coverage, with more than 2,500 points of presence nationally across Australia for both Telstra retail DDS and Telstra Wholesale Data Access Radial (“DAR”) products.
In addition, the DDN is the underlying access infrastructure for our Accelerated Frame Relay product using our large network reach over multiple access technologies such as G.Shdsl, HDSL and optic fibre to enable customer access into the SDN core network. DDN also supports the declared wholesale product of Data Access Radial, which supplies the access for carriers to enable their customers to connect to their own retail offerings.
Internet Protocol networks
We operate a national Internet backbone network. It is a fully IP-routed network, which provides the backbone for all of our Telstra Internet Direct services and all Telstra BigPond® Internet offerings, as well as Telstra Wholesale’s Internet products. Our Internet backbone network connects to the rest of the Internet via the international links provided by REACH and connects domestically via peering links with peer ISPs.
We operate two major Internet data centres, one in Melbourne and one in Sydney. The computer server infrastructure in these centres controls access to the network and provides applications including email, news, chat, web hosting and games. The server infrastructure supports real time activation of customers and also provides billing functionality, service monitoring and surveillance. Caching servers are deployed to store and serve often requested Internet content so that customers receive faster web page delivery and we are able to contain our Internet traffic costs.
We have one platform that supports wholesale and retail Internet products. This has been used to provide a Telstra BigPond® Home product with universal local call access across Australia. Telstra BigPond® Home is now available throughout Australia with dial-up access at the cost of a local call.
We deliver our IP Metropolitan Area Network (“MAN”) and Telstra Ethernet MAN services through an MPLS network that has ethernet switches located in customer buildings and interconnected by a high-speed network. IP MAN plus IP WAN together form the network to deploy our IP Solutions products. We are offering a Government IP solution which provides a fibre based IP network for use by Government agencies in metropolitan and regional locations, as well as accelerating the provision of fibre based wideband services by non-Government customers.
We have also extended the core, carrier grade IP network known as the Routed Data Network to sites in metropolitan and some regional areas. This network supports the delivery of retail and wholesale ethernet based products nationally.
Broadband network
We deliver broadband capability through a variety of technologies using cable modem, ADSL and satellite services. Our HFC broadband network passes approximately 2.7 million homes and approximately 73% of the network is underground. The optic fibre component of this broadband network consists of two forward and one return path fibres, with the co-axial component serving an average of 900 customers each.

The cable network is designed to provide two-way transmission for interactive services and high-speed data transfer up to 10Mbps with an average speed of 6Mbps typical. ADSL is a broadband access technology using existing PSTN access infrastructure capable of speeds up to 7.8Mbps depending on distance from exchange and line condition. Current products offer speeds up to 1.5Mbps downstream and up to 256kbps upstream or 512kbps both ways. Although not yet commercially deployed, ADSL2 + capability has been introduced into 270 exchanges and offers up to 24Mbps downstream and 1Mbps upstream.
We have three fast broadband service options available to customers in ADSL enabled areas in Australia:
•	an Internet service for residential customers that allows customers to use the Internet through their existing telephone lines without tying up the phone line or needing an additional line;

•	an Internet service for companies to provide their staff, offices or branches with remote access capability to the corporate network; and

•	a service for ISPs to provide their customers with ADSL Internet access.
Since August 2000, we have been rolling out our broadband services and we achieved our target coverage for the fiscal year ended 30 June 2005 of approximately 1,700 ADSL enabled exchanges.
We also offer satellite broadband services via both a two way satellite service and a satellite download/dial-up backchannel in areas of Australia for customers who are unable to access broadband via cable or ADSL.
We are a registered provider under the Australian Government’s Higher Bandwidth Incentive Scheme (“HiBIS”). This scheme aims to increase the availability of high bandwidth services throughout rural and regional Australia at prices that are broadly comparable with metropolitan areas. We have used the incentive to reduce the threshold levels on its ADSL Demand Register, making it easier for smaller communities to trigger ADSL investment. Between the period April 2004 when the scheme commenced, and June 2005, we provided ADSL to almost 600 rural and regional exchanges with the assistance of HiBIS funds. For more remote customers, we used the HiBIS subsidy to reduce the prices of BigPond™ 2-way Satellite and Broadband Regional Connect, a combination of an ISDN service and a 1-way satellite uplink.
Mobile telecommunications networks
We own and operate a number of networks for the provision of mobile telephone services that together cover more than 98% of the Australian population. We serve more than 8 million SIOs with these networks. Through CSL we also operate mobile services in Hong Kong.
In Australia, our GSM digital network operates in the 900MHz and 1800MHz spectrum bands. As at 30 June 2005, our GSM digital network in Australia had approximately 4,000 base stations nationally. We are continuing to expand the capacity and coverage of the GSM network, with more than 280 new base stations established in the fiscal year ended 30 June 2005.
The GPRS service is available across our GSM network and provides “always on” data access to WAP and Internet information services, as well as access to corporate customers’ LANs and intranets.
Our 3GSM service operates in the 2100Mhz spectrum band. At launch during 2005 our 3GSM consists of approximately 2,100 base stations nationally. Video and higher speed ‘always on’ packet data access is available across our 3GSM network footprint.
Our second digital mobile telecommunications network in Australia is based on CDMA technology, with coverage more than double the area of the GSM network. We are predominantly developing new regional areas of coverage in this technology. It operates in the 800MHz band that our closed analogue network used previously. As at 30 June 2005, our CDMA digital network in Australia had approximately 3,000 base stations nationally. We are continuing to expand the capacity and coverage of the CDMA network, with more than 230 new base stations established in the fiscal year ended 30 June 2005.
Enhancement of our CDMA network with 1xRTT commenced in the fiscal year ended 30 June 2003 and focussed on all capital cities. The final stage of the transition to 1xRTT began in February 2004 and has now been completed. A limited rollout of the next generation mobile data utilising EVDO has been completed in all capital cities and some regional centres. Further expansion of this technology is currently being built in Sydney and other areas are being scoped.

Electromagnetic energy (“EME”)
We rely on the expert advice of national and international health authorities such as the Australian Radiation Protection and Nuclear Safety Agency and the World Health Organisation for overall assessments of health and safety impacts. The consensus is that there is no substantiated scientific evidence of health effects from the EME generated by radio frequency technology, including mobile phones and base stations, when used in accordance with applicable standards.
Certain reports have suggested that EME emissions from mobile phone base stations and radio communications facilities (including handsets) may have adverse health consequences for users and the community. We are committed to being open and transparent on all issues relating to EME emissions. We comply with all relevant radio frequency standards and have comprehensive policies and procedures to ensure the health and safety of the community and our employees.
Telstra Research Laboratories ensure that we have accurate and scientifically substantiated information and contribute to the national and international EME research program. In the last 11 years we have invested more than A$10 million in this program.
An area of industry leadership is the development of base station EME software that calculates environmental emission levels in a matter of seconds. Our widely acclaimed RF-MAP™ software enables operators, local authorities and community groups to assess the environmental impacts of mobile phone base stations and confirm compliance with safety standards. We have given copies of our RF-MAP™ software to national and international health authorities as well as community and Government organisations, reflecting our commitment to sharing expertise and providing the community with easy to use solutions.
Australian carriers, through the Mobile Carriers Forum, are developing a site management process to help ensure compliance with the Australian Communications Authority electromagnetic radiation framework and the Australian Communications Industry Forum (“ACIF”) code of practice for radio communications infrastructure deployment. We developed tools such as national site archive and National Antenna rooftop database which are being adopted by the Mobiles Carrier Forum.
Information processes and systems
We have a range of information processes and systems to support our delivery of products and services. We intend to increase the benefits of our offerings to customers by:
•	introducing new products to the market faster;

•	further integrating our customer access technology and systems across channels; and

•	reducing our overall IT costs.
We have recently invested and will continue to invest in many new systems and processes in the following seven principal areas:
•	sales and marketing;

•	customer ordering and provisioning;

•	online access for customers;

•	billing and credit management;

•	service assurance;

•	workforce management; and

•	back office processes.
We are focussed on rationalising and simplifying the delivery processes across Telstra. Together with our IT service providers, we will focus on driving efficiency and adaptability across our delivery systems.
In April 2005 we established Business Process Owners who have company wide accountability for their respective processes. We aim to continue significant improvements in our processes which will contribute to reduced cycle times, increased revenues and importantly, improved customer experience.
Information technology
In response to increased competitive pressures in Australia and internationally, we source in the global market innovative, world-class solutions for the provision of application development and maintenance services. This includes the development of new software programs and the enhancement and ongoing maintenance of existing software programs.
We are partnering with world class IT providers to deliver:
•	improved quality to a globally competitive standard;

•	improved cycle times for new products and services;

•	improved efficiency and lower prices; and

•	access to new technologies.
Property, plant and equipment
Overview
A large part of our network is constructed on land occupied under our statutory powers and immunities. We also own and occupy land that includes strategic sites, such as the properties on which our telephone exchanges are located. We own 5,067 freehold sites and occupy 8,305 sites on a leasehold or other basis. Most of our sites are related directly to our telecommunications operations and are used for housing network equipment of various types, such as telephone exchanges, transmission stations, microwave radio equipment and mobile radio repeater equipment. Some of our operational sites are on leased land or land that we have access to by statutory right or other formal or informal arrangement. In addition to our operational sites, we own or lease a range of properties used for office accommodation, storage and other miscellaneous purposes.
Land access powers and immunities
The land access powers and immunities conferred on carriers by the Telecommunications Act 1997 (Cwlth) (Telecommunications Act) are limited to those inspections, maintenance and installation activities that will have a low impact on the surrounding environment. For activities not covered by the land access powers and immunities regime, we must obtain all necessary consents, including the consent of the relevant town planning authority as well as from the owner of the land, before network construction activities may commence. Where the construction activities are to occur on land where native title exists, the native title claimants and holders may also need to be involved. Obtaining these consents may cause delay to the commencement of construction.
In some circumstances where we rely on the land access powers and immunities conferred by the Telecommunications Act to carry out construction activities or where native title exists, compensation may be claimed against us.
Environmental issues
Environmental aspects covering the handling and storage of dangerous goods, noise from fixed plant, visual amenity and disposal of waste (including obsolete and decommissioned equipment) are required to be managed as part of operating and maintaining plant and equipment on occupied sites. We minimise the potential risks associated with these environmental aspects through various control procedures. Incident processes are in place to minimise the potential impacts of environmental incidents. Each decommissioned plant is screened for hazardous substances such as polychlorinatedbiphenyls and chloroflurocarbons prior to recycling and hazardous materials are disposed of in compliance with regulatory requirements. Sites to be divested undergo environmental assessment and, if appropriate, remediation, prior to sale.
There are no current significant environmental issues that impede the utilisation or integrity of our network operation.
Competition
Overview
Competition in Australia’s telecommunications market began in 1989 when competitors began to provide a limited number of services. In 1991, competition increased with the decision to establish a carrier duopoly and open resale of Telstra’s services, particularly national long distance and international telephone services. Competition intensified in 1992 when Optus, now SingTel Optus Pty Limited (“Optus”), won the second carrier licence enabling it to offer unrestricted local, national long distance, analogue mobile and international telephone services. We started offering digital mobile telephone services over our own network in 1993. In the same year, Optus and Vodafone Holdings (Australia) Pty Limited (“Vodafone”) began offering those services over their own networks.
On 1 July 1997, the Commonwealth Government introduced the current regulatory regime which provides for open competition in Australia’s telecommunications industry. Since then, there has been a significant increase in the number of CSPs that have entered the Australian telecommunications market. As at 30 June 2005, we supplied services to more than 600 wholesale customers that compete in the retail telecommunications market.
From a position of originally being the sole provider of telecommunications products and services in Australia, inevitably, competition has reduced our market share. However, competition has also contributed to growth in the overall telecommunication services market. We expect both these trends to continue but at lower rates.
We are permitted to compete in all telecommunications markets throughout Australia. Our competitors are also permitted to compete in all of these markets. As convergence becomes more prominent, our competitors may seek to take advantage of their position in one market to enter or improve their position in another market.
Access and local calls
We currently face infrastructure competition in basic access and local call services in the central business districts of the major capital cities and major metropolitan areas. Many of these infrastructure competitors have access networks which compete directly with us for both business and residential customers. Our main facilities-based competitors are Optus (fixed and mobile), Vodafone (mobile), AAPT Limited (“AAPT”) (fixed) and Primus Telecommunications (Australia) Pty Limited (“Primus”) (fixed). These carriers and others have established dedicated connections with large business customers, mainly in central business districts. Dedicated connections allow a competitor to direct a business’ telecommunications traffic to their own networks including local, long distance and international calls and data transmission. The availability of local number portability has contributed to the development of facilities-based competition in these markets. We also face increasing competition from fixed to mobile and Voice over Internet Protocol calls.
National Long Distance and International Telephone Services
Competition has significantly eroded our market share for national long distance and international telephone services. Our competitors usually own their own switches and acquire the PSTN originating and terminating access from Telstra. To provide the national long distance and international telephone services, they also need to own or lease transmission capacity.
We must provide our customers with call-by-call selection or “override” dialling and default choice or “preselection” in respect of national long distance, international calls and fixed-to-mobile calls, all of which further assist other CSPs to compete.
The PSTN originating and terminating access and the wholesale transmission capacity services are important for facilities-based provision of national long distance and international telephony services. The charges of these wholesale products are input costs of the competitors and therefore have an impact on their retail offerings.
The regulatory processes provide a framework to determine the price terms and conditions of these services. Competition is strong in the wholesale provision of transmission services. The price is falling as new competitors enter the wholesale market. The ACCC will review the rest of the wholesale domestic transmission capacity by March 2009.
Mobile telecommunications services
The mobile telecommunications market is one of the most competitive telecommunications markets in Australia and we estimate that market penetration as at 30 June 2005 was approximately 90%. As this level of market saturation increases, we expect the rate of further market penetration to slow for all carriers.
The composition of new subscribers is also changing as growth in subscriber acquisitions is driven more by prepaid services, rather than the traditional post-paid contract customers. Increasingly, mobile service providers are looking to future growth in revenue from data usage by existing subscribers. There is evidence of strong growth in data usage which is currently driven by the popularity of SMS. Agreement between carriers for inter-carrier SMS between GSM and CDMA networks has facilitated this growth.
Data services
The Australian data market is intensely competitive, with a number of service providers in a range of categories from network, ISPs, international and Managed Service Providers offering a range of domestic and international services. Competitors are typically classified as resale or infrastructure competitors and may provide fixed line and wireless data solutions.
Customers are increasingly taking up new growth data services based on DSL, Ethernet or IP-based solutions. Competition is intense in these growth areas, particularly across niche product solutions and specific geographic areas. Several DSL network providers are offering DSL based VPN services as an alternative to frame relay or leased line data connections. Others are also offering Voice over DSL, with a view to offering integrated voice and data bundles.
Internet access services
For Internet access services, competition is based on a number of features including quality of service, price, speed and availability of local call access and associated information or transaction services. The ISP market in Australia is diverse and highly competitive, with approximately 680 (ABS Sept 2004) competing retail service providers.
We provide both dial-up and broadband Internet access services. Broadband services are provided to end-users by Telstra BigPond® using ADSL, cable, wireless and satellite platforms. Telstra Wholesale provides industry participants with a variety of broadband offerings including DSL Layer 3, DSL Layer 2 and Virtual ISP Broadband. We also offer an ISDN Internet access service as an alternative to standard PSTN dial-up to deliver faster Internet speeds for both retail and wholesale customers.
Online services
Our online, content and web hosting services are subject to a high level of competition from domestic and international competitors. We seek to differentiate ourselves through a variety of factors including brand recognition and the entertainment, educational and commercial value of our content. We are meeting customer demand by offering our own content and forging alliances with content providers.
We provide services under a range of brands including telstra.com®, BigPond®, Yellow Pages®, White Pages®, Whereis®, CitySearch^ and sensis.com.au.
Wholesale services
Telstra Wholesale has more than 600 customers, including approximately 470 ISPs and operates in a market with about 34 wholesale competitors. Telstra Wholesale is focused on the delivery of communication services to intermediaries operating in Australia and offers around 40 wholesale-only products for our customers such as PSTN interconnection, data access radial, ViSP and a variety of ADSL products.
Subscription television
The subscription television services market is competitive. FOXTEL (of which we own 50%) is a subscription television provider in Australia, with in excess of 1 million subscribers (aggregating FOXTEL’s direct subscribers and subscribers receiving resold FOXTEL services via Telstra and others) as at 30 June 2005. In addition, FOXTEL also supplies its programming to Optus and TransACT on a wholesale basis, with those two companies utilising that programming to supply subscription television services to more than 155,000 subscribers in aggregate. Collectively, FOXTEL is now seen in approximately 1.2 million households.
FOXTEL is well positioned to compete on the basis of its brand and diverse program offerings delivered over both digital and analogue cable (via Telstra) and digital satellite. In the fiscal year ended 30 June 2005, FOXTEL grew its subscribers by more than 13%.

FOXTEL and Optus TV are the main providers of subscription television services over cable in largely overlapping areas. Optus is expected to launch a digital subscription television service during the fiscal year ended 30 June 2006. FOXTEL also provides digital satellite coverage to approximately 2.5 million homes not passed by our cable network.
AUSTAR distributes subscription television through digital satellite systems in regional areas and has similar programming to FOXTEL. FOXTEL and AUSTAR compete only in limited areas. While there are no restrictions on FOXTEL entering the AUSTAR territory, many of the program rights held by FOXTEL do not permit it to broadcast that content into the AUSTAR territory. Also, FOXTEL has licensed some programming to AUSTAR on an exclusive basis in relation to most of the AUSTAR territory. Other subscription television operators offer limited services.
Subscription television providers compete with free-to-air television operators and are prevented by law from holding exclusive broadcast rights to most major sports programs. Competition is currently based on a number of factors including breadth of programming, brand, price, marketing, service support and geographic scope of service delivery.
The obligation to provide a digital cable subscription television access service was subject to either Telstra launching such a service commercially or the ACCC granting Telstra and FOXTEL exemptions from the operation of Part XIC of the Trade Practices Act 1974 (Cwlth) in relation to that service. The ACCC’s decision to grant these exemption orders were taken on appeal to the Australian Competition Tribunal. The appeal was upheld, and in September 2004 the Tribunal set aside the ACCC’s original decision to grant exemption orders and ruled that no exemption orders should be granted to Telstra and FOXTEL. Telstra commenced the commercial supply of digital cable subscription television carriage services to FOXTEL in March 2004. Although there is no exemption order in Telstra’s favour, Telstra offers commercially supply digital cable subscription television carriage services commercially to access seekers pursuant to the terms of the undertaking accepted by the ACCC in 2003.
Advertising, Directories and Information Services
Our White Pages® and Yellow Pages® directories, classifieds business and related products (print , online, voice and wireless services ) are key advertising and contact information channels for Governments and businesses, in particular SMEs across Australia. As such, we operate within the highly competitive Australian advertising market, competing with a range of other domestic and international advertising businesses, search engines, local newspapers and direct marketing companies which also target a similar customer base.
Competing directory providers have access to CSP subscriber contact details from the Integrated Public Number Database (“IPND”) which we maintain as a requirement of our carrier licence.
Payphones
In our payphones business, we are seeing increasing competition due to new market entrants, calling card operators and indirect competition from increased mobile telephone use.
Regulation
Overview
Some of the major features of the Australian telecommunications regulatory regime are:
•	industry specific competition regulation;

•	any to any connectivity;

•	extensive industry specific consumer protection regulation;

•	industry codes and standards under a self -regulatory regime;

•	no limits on the number of carriers;

•	CSPs with many of the same access rights and obligations as carriers; and

•	limited carrier land access rights and statutory immunities.

The Government has announced a review of the regulatory regime of the telecommunications sector ahead of any further privatisation of Telstra. Further, as part of this review, the Government has passed legislation to introduce operational separation, as described in more detail above under “Risk factors”.
Principal industry regulators
The Communications Minister is primarily responsible for telecommunications industry policy and legislation. The Communications Minister can make rules in connection with the implementation and operation of certain aspects of the regulatory regime and, at his or her discretion, impose or vary the conditions of a carrier licence. In addition, the Communications Minister has the power under section 159 of the Telecommunications (Consumer Protection and Service Standards) Act 1999 (Cwlth) to give binding directions to us to take specified action towards ensuring that we comply with that Act. This Ministerial direction power applies in addition to the Ministerial power in Part 3 of the Telstra Act to give such directions in relation to the exercise of powers by us as appear to the Minister to be necessary in the public interest.
The ACCC administers the TPA which regulates competition generally and includes specific provisions governing the telecommunications industry. The ACCC administers the telecommunications access regime, provisions for controlling anti-competitive conduct and Telstra retail price control arrangements.
On 1 July 2005 the Australian Communications Authority and the ABA merged to form the Australian Communications and Media Authority (“ACMA”). The Government has decided that there will be no changes to the current functions carried out by the ACMA or the ABA. The ACMA will be responsible for regulating telecommunications, broadcasting, online content and radiocommunications.
The ACMA is responsible for reporting on telecommunications industry performance and regulating the non-competition aspects of the telecommunications industry under the Telecommunications Act and the Telecommunications (Consumer Protection and Service Standards) Act including:
•	carrier licensing;

•	technical regulation;

•	quality of service;

•	the customer service guarantee;

•	priority assistance;

•	network reliability framework;

•	preselection, numbering and number portability;

•	the universal service obligation;

•	the digital data service obligation;

•	spectrum management; and

•	industry codes and standards.
The legislation recently passed by parliament increases the maximum penalty for contravention of the competition rule under Part XIB of the TPA where the contravention continues for more than 21 days. Under the legislation, the maximum penalty is A$31 million, plus $3 million for each day of contravention in excess of 21 days.
The ACCC and the ACMA are independent statutory agencies. The ACCC is not generally subject to the control or direction of the Communications Minister or the Commonwealth. The Communications Minister has a power of direction in relation to the ACMA. However, both the ACCC and the ACMA can take action regarding the regulation of the telecommunications industry without the prior approval or knowledge of the Communications Minister or the Commonwealth.
The Telecommunications Industry Ombudsman is an industry-funded body established to investigate and resolve retail customer complaints about telecommunications services and carrier land access disputes. Participation is mandatory for all carriers and most CSPs unless exempted by the ACMA.
The industry also self-regulates through codes and standards
Bodies that represent one or more sections of the industry, such as the ACIF, may develop industry codes governing activities of carriers, CSPs and other industry participants. These activities mainly relate to matters affecting:

•	consumers;

•	inter-carrier operations;

•	interconnection and performance of networks;

•	radio;

•	environmental issues; and

•	customer equipment and cabling.
The ACMA may register such codes under the Telecommunications Act, direct industry participants to comply with a registered code and, in the absence of a registered code, set mandatory industry standards. If a carrier or CSP does not comply, it may be subject to a penalty of up to A$250,000. The ACIF also has compliance mechanisms for breach by an industry participant of an ACIF code to which the participant has agreed, which include non-monetary “public censure” sanctions.
The codes registered under Part 6 of the Telecommunications Act with the ACMA as at 18 August 2005 relate to:
•	the handling of life threatening and unwelcome calls;

•	call charging and billing accuracy;

•	end-to-end network performance;

•	preselection;

•	commercial churn;

•	calling number display;

•	complaint handling;

•	customer information on prices, terms and conditions;

•	billing;

•	credit management;

•	customer transfer;

•	local and mobile number portability;

•	unconditioned local loop service network deployment rules;

•	IPND, data provider, data user and IPND manager;

•	emergency call services;

•	deployment of radiocommunications infrastructure;

•	cabling requirements for business;

•	priority assistance for life threatening medical conditions;

•	customer and network fault management; and

•	SMS.
Carriers, carriage service providers and content service providers
We are a carrier, CSP and a content service provider.
A carrier is any person holding a carrier licence. In general, the owner of network infrastructure must not use the infrastructure to supply telecommunications services to the public unless it holds a carrier licence. A CSP is a person who supplies a telecommunications service to the public using network infrastructure owned by a carrier. A content service provider is a person who uses a telecommunications service to supply to the public a content service, such as a broadcasting service or an online information or entertainment service.
Competition regulation
Competition rule
In addition to the general requirements of trade practices law, a carrier or CSP must not engage in anti-competitive conduct in breach of the competition rule. A carrier or CSP may be in breach of the competition rule if it:
•	contravenes general trade practices rules relating to anti-competitive conduct in respect of a telecommunications market; or

•	has a substantial degree of market power and takes advantage of that power with the effect or likely effect of substantially lessening competition in any telecommunications market, taking into account other conduct if necessary.
The ACCC can issue a Part A competition notice if it has reason to believe that a carrier or CSP has contravened the competition rule. A Part A competition notice need not describe conduct in very specific terms but may instead describe the general kind of conduct which the ACCC believes is in breach of the competition rule. Any repetition of the conduct while the competition notice is in force can lead to penalties or damages being awarded against the carrier or CSP.
The ACCC can also issue a Part B competition notice. This Part B notice, which the ACCC may issue simultaneously with or after a Part A notice, will be more detailed than the Part A notice. The sole function of a Part B notice is its evidentiary effect. It is presumptive evidence of the information in it and can be used in court proceedings against the carrier or CSP for penalties or damages.
To issue a competition notice (Part A or Part B), the ACCC need only have a reason to believe that there is a breach of the competition rule rather than being affirmatively satisfied of a breach of the competition rule after full investigation.
Any person (including a carrier’s or CSP’s competitors) may apply at any time to the Federal Court for an injunction to restrain anti-competitive conduct, whether or not a competition notice has been issued.
A carrier or CSP may be liable to pay penalties of up to A$10 million plus A$1 million per day of contravention and, if the contravention continues for more than 21 days, A$31 million and A$3 million for each day in excess of 21 that the contravention continues, and for compensatory damages to affected third parties, if:
•	it continues to engage in conduct the subject of a competition notice after the notice comes into effect; and

•	the Federal Court finds that the conduct is in breach of the competition rule.
No final decision in relation to a competition notice has yet been handed down by a court.
If the ACCC issues a competition notice, it may also give a carrier or CSP a written notice advising it of the action the ACCC believes should be taken to ensure that the carrier or CSP does not continue to engage in the kind of conduct dealt with in a Part A competition notice. An advisory notice can be issued at any time. While such a written notice from the ACCC is of an advisory nature only, in practical terms there may be significant pressure on a carrier or CSP to comply with the notice given the potential breadth and ambiguity of a Part A competition notice and the ability of the ACCC to revoke a Part A competition notice if the carrier or CSP complies with the advisory notice. Also, a court may have regard to the ACCC’s opinion in determining whether a carrier or CSP is liable for penalties or damages if the court finds it to have been in breach of the competition rule.
A competition notice relating to changes to BigPond Broadband pricing was issued against Telstra in March 2004. The competition notice was withdrawn following agreement between the ACCC and Telstra in February 2005.
Information gathering powers
The ACCC may seek information from carriers or CSPs with substantial market power in the telecommunications industry concerning charges for products and services, including in Telstra’s case only, charges for basic carriage services, subject to a right of appeal to the Australian Competition Tribunal. The ACCC may publish information concerning charges and services if it is satisfied that there would be a net public benefit in doing so and has a further general power to obtain information in relation to designated telecommunications matters.
Record-keeping rules
The ACCC has in place financial record-keeping rules. These accounting rules require detailed three or six-monthly reporting to the ACCC of non-public cost and revenue information in relation to our wholesale and retail services.

The ACCC will be able to refer to this information on our costs and revenues in its market conduct and access investigations. Similar accounting rules apply to both Optus and Vodafone. AAPT and Primus are required to comply with the same rules but only in relation to retail services.
Accounting Separation
In April 2002, the Communications Minister announced that the Commonwealth Government required accounting separation of our wholesale and retail arrangements in order to ensure our wholesale arm treats all retail providers in an equitable fashion.
On 19 June 2003, the Communications Minister issued the final Accounting Separation Direction to the ACCC requiring it to issue record keeping rules to Telstra giving effect to that direction. One requirement of the direction is for Telstra to update its regulatory accounting records to produce both historic and current cost accounts, which has and continues to impose some resource costs on us. Preparation of the regulatory accounts for the core PSTN services of PSTN interconnection, local call resale and the unconditioned local loop will provide a basis for comparison in relation to any existing regulated prices for these products. We have already produced two interim reports but we are still working towards finalising these reports. The interim reports are based on a range of assumptions, hence the results should be treated with caution.
An additional requirement under the accounting separation rules is for Telstra to prepare and for the ACCC to publish imputation test results for various PSTN services including basic access, locals calls, national long distance, international long distance and fixed to mobile services. An imputation test measures whether an efficient competitor of Telstra can compete against our retail product offering, based on our retail price and an assessment of the efficient wholesale and retail costs to the competitor of providing the service. In the context of the accounting separation obligations, these costs are determined by the information in our regulatory accounts.
The ACCC is also required to publish a series of metrics that compare our performance in terms of new service connections and fault rectification for both wholesale and retail customers. We are required by law to provide equivalent service and the metrics published to date demonstrate our compliance. We believe they will continue to do so. However, because wholesale customers represent a small and non-random sample of the Telstra customer base, statistical anomalies are possible.
Another requirement relating to the accounting separation obligations is for the ACCC to publish information about the state of competition in the corporate customer segment of telecommunications markets. The first report for July – December 2003 was published in December 2004 dated June 2004. The ACCC has also published two discussion papers canvassing record keeping rules to assist the ACCC to prepare the reports. We are also in discussion with the ACCC in relation to these foreshadowed rules. The requirement for accounting separation may change with the introduction of operational separation.
Retail price restrictions
The Commonwealth Government has set retail price controls on some of our services and groups of services that apply from 1 July 2002 to 30 June 2005, which has been extended to 31 December 2005. The Communications Minister has asked the ACCC to undertake an inquiry into the price arrangements which will apply from 1 July 2005. The ACCC has published its recommendations and the Government has announced the regime for the next 3 years. From 1 January 2006, a range of Telstra’s line rentals, local, STD, international and fixed to mobile calls will be subject to an overall price cap of the Consumer Price Index (“CPI”) minus CPI. Telstra’s basic line rental products will be increased only by the rate of inflation.
CPI-X or CPI+X price restrictions
We cannot increase the weighted average price of local calls, national long distance and international calls and fixed-to-mobile calls by more than the CPI less 4.5%. If the CPI is less than 4.5%, we are required to reduce our prices accordingly.
We have scope to increase line rental charges by up to CPI+4%. This cap recognises that basic access lines are currently priced at considerably less than the cost to provide the service and that we should be permitted to increase the line rental charge to cover costs, while at the same time reducing call prices which have, in the past, subsidised the below cost line rental. Connection services continue to be capped so that the charge for them increases by no more than the rise in the CPI.

The ACCC has powers to monitor and report on our compliance with price controls.
Local call charges
We and other CSPs must offer untimed local calls to:
•	residential and charity customers for all local calls; and

•	business customers for local voice calls.
We are not permitted to charge more than 40 cents (including GST) (and after 1 January 2006, 50 cents) for a local call from a public payphone. This is the first price rise in ten years. We are not permitted to charge more than 22 cents (including GST) for a local call from any other service except where the higher call price is offered as part of a package that offers a lower line rental than the standard line rental. We offer reduced rates for local calls with some of our service plans.
We are obliged to ensure that:
•	our average price for untimed local calls provided to residential and charity customers in non-metropolitan areas in a fiscal year does not exceed the average price charged by us to residential or charity customers in metropolitan areas in the previous fiscal year; and

•	our average price for untimed local calls provided to business customers in non-metropolitan areas in a fiscal year does not exceed the average price charged by us to business customers in metropolitan areas in the previous fiscal year.
Directory assistance service charges
We cannot impose or alter a charge for our directory assistance services without the approval of the Communications Minister. In October 1999, we commenced charging business and mobile customers for national and long distance directory assistance services after approval of the Minister. Our residential customers continue to receive these directory services without charge via the number 1223.
Access
The ACCC has broad powers to determine those of our services to which competitors will have access and the terms and conditions under which we provide this access.
Declaration of services
The TPA creates an access regime specific to the telecommunications industry. The ACCC may declare telecommunications services or other services that facilitate the supply of a telecommunications service to be “declared services”. Carriers and CSPs have a qualified right to acquire declared services from other carriers and CSPs.
Carriers and carriage service providers must comply with “standard access obligations”
Unless exempted by the ACCC, carriers and CSPs who supply declared services to themselves or anyone else must comply with “standard access obligations”. They must provide the declared services to carriers, CSPs or content service providers who require them in order to provide telecommunications services or content services to end users.
Services not declared are not subject to regulation under this access regime. Therefore, access to non-declared services is a commercial matter, subject only to the general trade practices law.
Current declared services
The services which have been listed as declared by the ACCC include:
•	originating and terminating access for domestic PSTN and ISDN telecommunications networks;

•	terminating access for GSM and CDMA mobile telecommunications networks;

•	transmission capacity on all routes (except links between mainland capital cities and some routes between capital cities and regional centres) on bandwidths of 2, 4, 6, 8, 34/45, 140/155 or higher Mbps;

•	digital data access service (domestic carriage of data between exchange or other network facilities and customer premises). The ACCC has determined that DDAS and ISDN will expire as declared services in metropolitan areas after June 2006 but will continue to be declared services in regional areas;

•	an unconditioned local loop service using unconditioned copper wire in our customer access network;

•	local PSTN originating and terminating services (which in our view is not materially different from the domestic PSTN originating and terminating access described above);

•	local carriage services (in effect, this is local call resale);

•	analogue cable subscription television broadcast carriage service; and

•	the spectrum sharing service (also known as “line sharing”).
Terms and conditions of access
A carrier or CSP may give the ACCC access undertakings which set forth the terms and conditions on which it will offer to supply declared services. An undertaking only becomes operative if it is accepted by the ACCC. The terms and conditions (including price) of standard access obligations are to be resolved by commercial negotiations. If negotiations fail but an access undertaking (including the relevant terms and conditions) has been provided by the access provider and has been accepted by the ACCC, the access undertaking will apply. If there is no such undertaking, the ACCC may arbitrate the terms and conditions on which the standard access obligation will be met.
Access arbitrations
Under the present regulatory regime, the ACCC possesses broad powers to hear access disputes relating to the supply of a declared service and to make non-appealable decisions regarding those disputes. At present, there are two access arbitrations in progress involving Telstra’s supply of a declared service to an access seeker. Telstra generally attempts to avoid access arbitrations, preferring instead to resolve matters on the basis of sound commercial agreements, however this is not always possible.
The ACCC cannot move a decision in an arbitration inconsistent with any Telstra access undertaking it has accepted.
Access pricing
The Communications Minister may make a pricing determination setting out compulsory principles for establishing access prices that must be followed by the ACCC. To date no ministerial pricing determination has been issued.
The ACCC has published general Access Pricing Principles setting out how the ACCC proposes to approach price issues when considering access undertakings and determining access disputes. In general, the ACCC proposes that the prices of declared services should be cost-based. In particular, it proposes to require access prices for such services to be based on the total service long run incremental cost (“TSLRIC”) of providing the service.
Access undertakings
Telstra has been successful in having access undertakings accepted for the PSTN Originating and Terminating Services and the Local Call Service during this financial year, these are the first such undertakings accepted by the Commission. During the same period, the ACCC rejected two other undertakings lodged by Telstra for the supply of the Unconditioned Local Loop Service and the Spectrum Sharing Service.
Telstra has revised its original undertakings for both of these services, taking into consideration the ACCC’s comments, and relodged the undertakings on the applicable monthly charges, together with new undertakings for the connection and disconnection costs for both services. In August 2005, the ACCC published its draft view regarding these monthly charging undertakings. A final decision is expected by October 2005.
Local call resale
In April 2005, the ACCC commenced a full review of the regulation of local telecommunications services. The scope of the review included:

•	Should local carriage service continue to be declared after June 2006 (expiry date of the current declaration)?

•	How should the declared local carriage service be priced?

•	Should basic access be declared?

•	How should a declared basic access service be priced?

•	Should the use of PSTN originating and terminating access to provide local calls be permitted?

•	Should local calls be preselectable?
The ACCC has indicated its intention to issue a final report on these issues by October 2005.
PSTN originating/terminating access
The ACCC has issued final pricing principles for PSTN originating and terminating services based on TSLRIC principles. Future pricing of PSTN access is also likely to be determined through the current access undertakings process and local services review.
Mobile terminating access
On 30 June 2004, the ACCC issued a final report on mobile terminating access services. The report recommended that the existing declaration should be varied to include voice services terminating on 3G networks. At the same time, the ACCC decided not to extend the expiry date for the declaration of originating access services. The ACCC also proposed new pricing principles for mobile terminating access which are aimed at generating a gradual reduction in the price of the mobile termination access service to a level that the ACCC believes represents a closer association of price and the best cost measures the ACCC has available to it. The staged adjustment period is proposed to commence on 1 July 2004 and conclude on 1 January 2007. These pricing principles are currently subject to an appeal lodged by another carrier. Further, two undertakings with different prices have been lodged by two other carriers.
PSTN termination to non-dominant carriers
The ACCC has issued final pricing principles for PSTN termination to non-dominant carriers. The ACCC determined that the charges for termination of the non-dominant PSTN networks should be based upon our de-averaged TSLRIC and that no access deficit contribution should be included in the TSLRIC of non-dominant networks. The ACCC also found that where a non-dominant PSTN network has costs significantly lower than those of our TSLRIC, the ACCC may assess whether an argument exists for looking specifically at the TSLRIC of the particular services of the non-dominant PSTN network.
Unconditioned local loop (“ULL”)
The ACCC has issued final pricing principles for the declared ULL service based on TSLRIC principles. Future pricing of ULL services is also likely to be determined through the current access undertakings process.
Spectrum Sharing Services
The ACCC announced its decision to declare the Spectrum Sharing Service (or “line sharing”) in August 2002. The ACCC’s stated pricing principles for the declared Spectrum Sharing Service are based on TSLRIC principles. Future pricing of Spectrum Sharing Services is also likely to be determined through the current access undertaking process.
Carrier-to-carrier access obligations
Each carrier must provide access on request to other carriers to:
•	its customer cabling and customer equipment and facilities (including lines, towers, ducts and land) in place on 30 June 1991 or installed since that date using statutory powers, if it is reasonable to do so;

•	information relating to the operation of its networks; and

•	its underground ducts and certain of its towers and sites with the aim of ensuring that facilities are co-located on towers and in underground ducts, unless the ACMA finds that co-location is not technically feasible.

Access to these facilities and information is on commercially negotiated or arbitrated terms and conditions. We have entered into a number of facilities access agreements with other carriers. The Communications Minister can determine pricing principles for access to customer cabling and equipment, network infrastructure and information relating to the operation of a network but has not done so to date.
Carriers must also comply with the Facilities Access Code issued by the ACCC in relation to access to underground facilities and certain towers and sites.
Carrier licences
Carrier licences are issued by the ACMA. The annual charge for a carrier licence was reduced as at 1 July 2004 from A$10,000 to less than A$1,000 plus a pro rata revenue-based contribution to industry regulatory costs.
All carriers must, as a condition of their carrier licence, comply with the Telecommunications Act, the Telecommunications (Consumer Protection and Service Standards) Act and the standard access obligations. Any breach of licence conditions is subject to a penalty of up to A$10 million.
The Communications Minister may impose conditions on any carrier licence. The Communications Minister must consult with the carrier before doing so. Our carrier licence currently includes requirements for us to:
•	provide operator and directory assistance services;

•	annually produce, publish and provide an alphabetical telephone directory;

•	establish and maintain the IPND and provide access to the IPND to all CSPs;

•	have in place and report against an approved industry development plan and comply with the plan to the extent it relates to research and development;

•	extend an equivalent mobile service to those areas previously served by the analogue network (we are providing this through our CDMA network);

•	develop, implement and maintain a priority assistance policy and have processes, systems and practices in place to ensure that those customers with a life threatening medical condition can be identified and provided with priority assistance;

•	monitor and publicly report on the reliability of our network in designated geographical areas of Australia and, where necessary, take appropriate action to remediate a customer’s service;

•	provide mobile coverage in selected population centres and on selected highways; and

•	make available the Internet assistance program.
Local Presence Licence Condition
On 3 August 2005 the Communications Minister issued a new licence condition, requiring us to maintain a local presence in regional, rural and remote Australia, to the extent that this is broadly compatible with our overall commercial interests, is not unduly prescriptive and does not impose undue financial or administrative burdens on us. The licence condition requires us to prepare a plan setting out the range of activities and strategies that we deploy or will deploy to fulfill our obligation to maintain a local presence. This plan is subject to approval by the Communications Minister. Before submitting a draft plan to the Minister for approval, we are required to publish a preliminary draft of the plan and take submissions from representatives of various stakeholder groups. Once a plan is approved by the Communications Minister we are required to take all reasonable steps to ensure that the plan is complied with. Each plan can run for no more than three years.
Carriage service provider obligations
A CSP that provides certain basic telecommunications services must provide or arrange for the provision of:
•	itemised billing services;

•	operator services; and

•	directory assistance services to end users.
We must provide operator and directory assistance services to CSPs on request, on terms and conditions commercially negotiated or arbitrated terms and conditions. A CSP must supply information for the Integrated Public Number Database (“IPND”).

Powers and immunities
A carrier may enter onto land and exercise any of the following powers:
•	inspect the land to determine whether the land is suitable for the carrier’s purposes;

•	install a facility on the land; and

•	maintain a facility that is situated on the land.
A carrier may only exercise the power to install a facility if:
•	the carrier holds a facility installation permit, which the ACMA may only issue subject to stringent conditions;

•	the facility has been determined to be a “low impact facility” by the Communications Minister (for example, specified types of underground conduit and cable); or

•	the facility is a temporary defence facility.
If we engage in these activities, we must take reasonable steps to restore the relevant land and may be liable to pay compensation to land owners for financial loss or damage suffered by them as a result of our activities. We are also subject to a Telecommunications Code of Practice providing for notice and objection mechanisms. The Secretary to the Commonwealth Department of the Environment may impose conditions on some facilities installation activities.
Facilities other than those described above may only be installed with the permission of the relevant landowner and in compliance with all relevant State, Territory and local laws.
No limitation of tort liability
The ACMA has power to impose a cap on our liability in tort for damages claims but has decided not to do so.
Number portability
Number portability allows customers to switch certain services to another CSP but keep the same telephone number.
The ACMA numbering plan mandates number portability for some services
The ACMA has put in place a numbering plan for Australia. Pursuant to a direction by the ACCC, the plan sets out the following rules:
•	local number portability was operational on a trial basis from November 1999 and fully operational by 1 January 2000 as mandated by the ACMA. There are a limited number of specific cases where an exemption has been granted;

•	inbound number portability affecting all 1800, 1300 and One3 numbers became operational on 30 November 2000; and

•	mobile number portability became available from 25 September 2001.
In July 2004, the ACCC directed the ACMA to implement premium rate number portability. The ACMA issued a discussion paper seeking comments on how to implement PRNP. Only a few submissions were received by the ACMA. Because of the lack of industry interest to port premium numbers, no plan has been implemented by the ACMA.
Terms and conditions of supply are negotiated or arbitrated
The terms and conditions on which CSPs supply number portability are set by commercial negotiation or arbitration.
The Communications Minister may make a number portability pricing principles determination that would govern any arbitration. However, no such determination has been made to date. In June 1999, the ACCC issued a paper setting out the local number portability pricing principles that it would be inclined to apply if it were required to arbitrate in relation to terms and conditions for the provision of local number portability. These principles state that each carrier or CSP should bear the costs it incurs in its own network to meet the obligation under the numbering plan to provide local number portability.

In June 2005, the ACCC finalised their decision on Digital Data Access Service (“DDAS”) number portability. The ACCC was not satisfied that the introduction would be likely to promote both competition and efficiency. As a result, the ACCC has not issued a direction to the ACMA and disallowed Digital Number Access Service (“DNAS”) number portability.
Mobile number portability
The ACCC’s final report on mobile number portability pricing principles only allows us to recover from other carriers or CSPs our efficiently incurred transit costs of providing mobile number portability from other carriers or CSPs.
Preselection and override codes
Preselection allows customers, while connected to a CSP, to specify another CSP to provide some telecommunications services. Override codes allow a customer to select a different CSP on a call-by-call basis.
Currently, CSPs must provide for the preselection of one CSP for the following voice calls:
•	national long distance calls;

•	fixed-to-mobile calls;

•	international calls; and

•	some operator services.
An override function for these voice calls must also be provided. The terms and conditions for provision of preselection are as agreed between the CSPs. In the absence of agreement, there is provision for arbitration by an agreed arbitrator or the ACCC.
Interception
Carriers are required by law to help law enforcement agencies in Australia in certain circumstances. Carriers are not expected to provide help without remuneration but they are to neither profit from, nor bear the costs of, providing such help. They must also, unless exempted by the Communications Minister or the agency coordinator, ensure that telecommunications services passing over their networks can be intercepted by agencies that hold an interception warrant. This requirement can lead to delay in the launch of particular carriage services until the services are capable of being intercepted.
Universal service and digital data service obligations
As the primary universal service provider, we have an obligation to fulfil the universal service obligation (“USO”) throughout the whole of Australia. This means that we must ensure that standard telephone services, payphones and any prescribed carriage service (of which none have been prescribed) are reasonably accessible to all people in Australia on an equitable basis, wherever they reside or carry on business.
As part of this obligation, we must make special customer equipment available to people with disabilities and offer interim telephone services in certain circumstances where there will be an extended delay in connecting or repairing a fault with a standard telephone service.
We are also a digital data service provider and have an obligation to fulfil the digital data service obligation (“DDSO”) throughout the whole of Australia. This requires us to ensure that all people in Australia have reasonable access to a digital data service with a data speed broadly equivalent to 64kbps. We fulfil the DDSO through the supply of ISDN services (a General Digital Data Service), to which at least 96% of the Australian population have access, and through the supply of BigPond™ satellite 1 way services (a Special Digital Data Service (“SDDS”)) for the remainder of the population.
In our roles as the primary universal service provider and digital data service provider, we are required to submit plans to the ACMA and the Communications Minister for their approval which set out how we will progressively fulfil the USO and DDSO throughout Australia. Our approved USO Policy Statement, USO Standard Marketing Plan and Digital Data Service Plans are available from our web site at www.telstra.com.au/universalservice and www.telstra.com.au/corporate/ddsp.htm.

The Communications Minister may determine a system to select carriers to be the primary universal service providers or regional universal service provider for all or some universal services for particular years.
The net losses that result from supplying loss-making services and from facilitating the satellite subsidy for SDDSs in the course of fulfilling the USO and DDSO are required to be shared among all carriers and any CSPs determined by the Communications Minister (none have been determined). The Telecommunications (Consumer Protection and Service Standards) Act 1999 (Cwlth) provides that a universal service provider’s net universal service cost, as assessed by the ACMA, is to be shared amongst the universal service provider and other participating carriers on a basis proportional to the eligible revenue of each carrier. The other participating carriers typically pay approximately 30% of the net USO cost determined by the Communications Minister, with Telstra absorbing the remaining cost.
For this purpose, the ACMA assesses levy debits (required contributions to recognised USO costs) of other participating carriers, thereby requiring them to make payments into a universal service reserve from which payments are ultimately made to the universal service provider equal to the amount of its corresponding levy credit.
However, current legislation does not ensure that the costs we incur in providing the USO are fully recognised and properly funded by all industry participants. In accordance with the current legislation, the Telecommunications Laws Amendment (Universal Service Cap) Act 1999 (Cwlth), the Communications Minister determines the net USO costs. These amounts are usually significantly less than our own assessment of the USO costs. The other participating carriers are required to pay us contributions based on the ACMA assessments of their eligible annual revenue. The Communications Minister has also exercised the power to determine the cost of the USO for up to three years in advance — a previous Communications Minister has determined costs for the fiscal year ended 30 June 2005 as A$211.3 million. The net USO costs for subsequent years have recently been determined by the Minister, following advice provided by the ACMA. The amounts for the next three fiscal years are $171.4 million, $157.7 million and $145.7 million.
As the primary universal service provider, we receive no contribution from other carriers for any non-recognised USO costs.
The Commonwealth Department of Communications, Information Technology and the Arts (“DCITA”) reviewed the USO and customer service guarantee regime and the Communications Minister tabled a report in Parliament on 17 June 2004 proposing changes to the USO funding arrangements. The recommendation for USO funding in the report is for the USO costs to be simplified and for Telstra to meet the USO legacy costs associated with legacy telephone services. However, the Government announced at the time of the release of this report that it does not intend to change the broad legislative framework governing USO costing and funding.
Customer service guarantee
At the direction of the Communications Minister, the ACMA has made mandatory standards for CSPs (including Telstra) in relation to the provision and repair of standard telephone services and the keeping of customer appointments associated with these activities.
These customer service standards have been in effect since 1 January 1998 to eligible customers with five or less standard telephone services.
In accordance with the CSG Standard:
•	we will connect a new standard telephone service within timeframes that range between two working days (where a telephone service has recently been working at the new premises and can be automatically reconnected) and a maximum of 20 working days (where new Telstra network infrastructure has to be provided). The actual timeframe may also be dependant upon whether the CSG customer is located in an urban, rural or remote location; and

•	we will repair a CSG service in set timeframes according to the customer’s location, which is either one, two or three full working days for customers located in urban, rural and remote areas respectively.
As from 1 January 2003, we reduced our connection timeframes in minor rural and remote locations where Telstra infrastructure does not exist from 6 months to 20 working days.
The damages payable under the CSG Standard include:

•	for a missed appointment, A$12 for a residential or charity customer and A$20 for a business customer; and

•	for a delayed connection or repair, A$12 for a residential customer and A$20 for a business customer for each working day of delay up to five working days and A$40 per working day of delay after that.
Damages cannot exceed A$25,000 per customer for each contravention.
If we have reason to believe that an event has occurred that is reasonably likely to result in us being liable to pay damages to a customer for a breach of the CSG Standard, we will notify the customer and pay those damages, whether by account credit or otherwise, within a prescribed period. This is the case irrespective of whether the customer has claimed those damages.
Priority Assistance
The Communications Minister approved our Priority Assistance for Individuals policy on 17 June 2002. The policy aims to provide eligible residential customers, who have a diagnosed life-threatening medical condition with a high risk of rapid deterioration and whose life may be at risk without access to a fully operational phone service, with the highest level of service practicably available at the time on the connection and repair of standard telephone services. Telstra customers need to substantiate their eligibility or the eligibility of someone else residing at their premises, with certification from a medical practitioner or an authorised person.
Priority customers are entitled, unless circumstances make it unreasonable, to have a first standard telephone service connected and a fault with a nominated standard telephone service repaired within 24 hours in urban and rural areas and within 48 hours in remote areas. In addition, priority customers receive 24 hours, 7 days a week service for fault management, handling and repair. Where these timeframes cannot be met, we will offer eligible priority customers the choice between an interim priority service and an alternative service, for example call diversion to another telephone number of their choice.
As part of our policy, we must undertake a communications strategy to generate public awareness and advise customers of priority assistance. As at 30 June 2005, we had approximately 135,000 customers with priority assistance status.
At the request of the Communications Minister, the ACMA conducted a review of our priority assistance arrangements in late 2004. In its report to the Minister, the ACMA concluded that Telstra’s priority assistance arrangements are largely meeting the Government’s policy objectives and there appears to be a high level of customer satisfaction with Telstra’s provision of the service.
Network Reliability Framework
The Network Reliability Framework (“NRF”) is an outcome of the Telecommunications Service Inquiry (Besley Inquiry) which was conducted during 2000.
The NRF was introduced through an amendment to our carrier licence conditions, which took effect from 1 January 2003, and embraces CSG telephone services only – generally, those telephone services that are provided to customers with five or less standard telephone services.
The NRF is a compliance and reporting framework that aims to improve the reliability of our network at three different levels:
•	Level 1 — 44 geographical areas throughout Australia, which are based on our work regions. We are required to provide a monthly report to the ACMA on the percentage of CSG services with no faults and the average percentage of service availability for each geographical area. This information is also made publicly available on our web site at www.telstra.com.au/servicereports;

•	Level 2 — the exchange service area (“ESA”) level, of which there are approximately 5,000 throughout Australia. We are required to provide monthly reports to the ACMA of those ESAs where a predetermined number of CSG services (which is dependent upon the total number of CSG services in the ESA) have had one or more faults in each of the two preceding calendar months. The ACMA can request further information from us regarding the performance of a particular ESA and may seek to have remedial action undertaken to reduce the incidence of faults in a particular ESA; and

•	Level 3 — the individual service level. We are required to take reasonable action to prevent a CSG service from experiencing four or more faults in a rolling 60 day period or experiencing five or more faults in a year. Where either of these thresholds is breached, we are required to investigate the reason for the breach, undertake such remediation as is necessary and report the contravention to the ACMA.
The NRF adds to the range of consumer safeguards already in place, for example the USO, CSG Standard and priority assistance.
The Australian Communications Authority conducted a review of the NRF during 2004 and provided its final report to the Minister in June 2005. The report contains a number of recommendations aimed at improving the operation of the NRF which are being considered by the Minister.
Supply terms and conditions
Under a determination made by the ACMA, since March 2000 CSPs that formulate a standard form of agreement relating to the supply to an ordinary customer of designated goods and services have been required to provide customers with concise summaries of the terms and conditions on which customers acquire their goods and services. We provide these summaries to existing and new customers.
Hong Kong Telecommunications Regulatory Information
We own 50% of REACH which, through its wholly-owned subsidiaries including REACH Networks Hong Kong Ltd (“REACH Networks”), conducts a wholesale connectivity business from Hong Kong. REACH Networks operates a network for the carriage of traffic to and from Hong Kong.
We also own CSL which conducts a cellular mobile business in Hong Kong. CSL holds 2G Public Radiocommunication Service licences that cover the establishment, maintenance and operation of 2G cellular networks in Hong Kong. CSL also holds a 3G mobile carrier licence.
Below is a brief outline of the Hong Kong telecommunications regulatory regime and the key regulatory requirements with which REACH Networks and CSL must comply.
Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong)
The legislative framework governing the provision of telecommunication services and facilities in Hong Kong is principally contained in the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong). The Telecommunications Ordinance regulates the licensing and control of telecommunications services and telecommunications apparatus and equipment, including fixed wireline and wireless services, public mobile telephone services and certain aspects of Internet services.
The Telecommunications Authority (“TA”) is the principal telecommunications regulator in Hong Kong and is responsible for administering the Telecommunications Ordinance. The Office of the Telecommunications Authority was established in 1993 as an independent Government department and its key functions are to assist the TA in administering and enforcing the provisions of the Telecommunications Ordinance. The TA’s powers include:
•	issuing licences;

•	making rules and determinations in relation to the provision of telecommunications network services by licensees, including setting interconnection charges on particular routes;

•	requiring a licensee to comply with the terms of its licence and any applicable legislation; and

•	suspending or revoking licences as enforcement measures or for the protection of the public interest.
Competition provisions
The telecommunications market in Hong Kong is almost fully liberalised and is now one of the most competitive markets in the world. Unlike many countries, Hong Kong does not have a general competition law. Anticompetitive behaviour is regulated through industry specific legislation as well as in various licence conditions.
The Telecommunications (Amendment) Ordinance 2003 and its accompanying guidelines regulates merger activity in some aspects of the telecommunications industry through empowering the TA to issue binding directions to carrier licensees when certain changes in the ownership of, or the control of, a carrier licensee occur which, in the TA’s opinion, have or are likely to have the effect of substantially lessening competition in a telecommunications market.
Second Generation (“2G”) licence renewal process
The existing 2G mobile licences held by Hong Kong’s mobile network operators expire in the period from July 2005 until September 2006.
Existing GSM and Personal Communication Service (“PCS”) licensees (of which CSL is one) have a right of first refusal. The right of first refusal entitles the GSM/PCS licensee, who agrees to the licence conditions and exercises the right, to a new mobile carrier licence which will attach special conditions and be granted in respect of its existing 2G frequency spectrum. It is expected that on this basis CSL will obtain new mobile licences on expiry of its current GSM licence in January 2006 and similarly for its PCS licence in September 2006. The new licences will have a 15 year term. The Government has deferred a decision on using vacated CDMA spectrum for any new mobile licence until completion of the Spectrum Policy Review.
Unified licensing
The TA has indicated that “differentiation of regulation based on fixed and mobile networks will not be sustainable” going forward, and is considering consolidation of existing mobile and fixed licensing categories and/or the creation of a new flexible licence category allowing provision of both mobile and fixed-line service. There is a risk that spectrum utilisation fees for new services provided under this licence, eg. using broadband wireless access, will be preferential as compared to the existing spectrum utilisation fees payable by 3G licensees. On the other hand unified licensing could have potential significant benefits for mobile operators, such as a recasting of interconnection charges between mobile and fixed-line operators and access to buildings and land on par with the rights currently enjoyed by fixed-line carriers. The unified licensing process is in its infancy and will be complex. More clarity is expected from the TA in 2006.
New Zealand Telecommunications Regulatory Information
TelstraClear Ltd (“TelstraClear”), our wholly-owned subsidiary, is the second largest full service carrier in New Zealand. Below is a brief outline of the New Zealand telecommunications regulatory regime.
Telecommunications Act 2001
Throughout the 1990s, the telecommunications sector in New Zealand was subject to a “light-handed” regulatory regime. Unlike most other OECD countries, no industry-specific regulatory authority was established in New Zealand to regulate and monitor telecommunications competition and to promote efficient and sustainable entry. This light-handed approach came to an end with the introduction of the Telecommunications Act 2001.
The Telecommunications Act 2001 provides the principal framework for the regulation of telecommunications in New Zealand and grants a telecommunications sector-specific regulatory role to the New Zealand Commerce Commission (“Commission”). Under the Telecommunications Act 2001, the Commission’s functions are to:
•	make determinations on disputes between the access seeker and the access provider over access obligations of designated and specified services and also on price in the case of designated services;

•	determine the net cost and apportionment (amongst industry players) of Telecommunications Service Obligations and monitor the Telecommunications Service Provider’s compliance with their Telecommunications Service Obligations (broadly, a USO, for which Telecom Corporation of New Zealand Limited (“Telecom”) is the Service Provider, and a Deaf Relay Service, for which Sprint International New Zealand Ltd is the Service Provider);

•	recommend to the relevant Government Minister the desirability of regulating additional services where considered necessary; and

•	propose and approve telecommunications access codes relating to designated and specified services for the telecommunications industry.
Determinations by the Commission under the Telecommunications Act 2001
The Commission has made determinations under the Telecommunications Act 2001 for TelstraClear in relation to an interim price for residential resale (made on 14 June 2004) and wholesaling (made on 12 May 2003). The

Commission has also made a draft determination in relation to wholesaling for CallPlus. CallPlus subsequently settled with Telecom.
The Commission has made two interim price determinations for interconnection between Telecom and TelstraClear’s PSTN network and for wholesale (resale) of a range of Telecom’s business retail services. Telecom and TelstraClear have both sought final price determinations and these are proceeding.
The Commission has also issued a draft determination on the apportionment of costs in implementing local and mobile number portability in response to a joint application (from TelstraClear, WorldxChange, CallPlus, Compass and iHug), and on the functions and standards for number portability following a joint application from Telecom, TelstraClear and Vodafone.
The Commission made a draft determination in April 2005 on an application by TelstraClear (made in December 2004) for regulated access to Telecom’s unbundled bitstream service (“UBS”). The Commission’s preliminary view is that Telecom should provide TelstraClear with a bitstream access service available nationally with characteristics which differ from Telecom’s commercial bitstream service currently available to access seekers. A final determination is expected to be made in the first quarter of the fiscal year ending 2006.
In addition, the Commission has recently recommended that the termination of 2G fixed-to-mobile calls be regulated. The New Zealand Government is currently considering whether to accept the Commission’s recommendation and add the mobile termination service as a designated service under the Telecommunications Act.
Competition Provisions
The Commerce Act 1986 is New Zealand’s generic competition legislation outlawing anti-competitive conduct in all industries and is enforceable by the Commission and by market participants.
Investments in controlled entities
The Commonwealth owns approximately 51.8% of the shares in Telstra. The rest of Telstra’s shares are widely held. A list of our investments in controlled entities is set out in note 23 to our financial statements for the year ended 30 June 2005.

Directors
As at the date of this Prospectus, our directors were as follows:

			Year of initial	Year last
Name	Age	Position	appointment	re-elected(1)
Donald G McGauchie	55	Chairman	1998	2003

Sol Trujillo	53	Chief Executive Officer	2005	—

John E Fletcher	54	Director	2000	2003
Belinda J Hutchinson	52	Director	2001	—
Catherine B Livingstone	49	Director	2000	2002
Charles Macek	58	Director	2001	—
John W Stocker	60	Director	1996	2003

(1) Other than the chief executive officer, one third of directors are subject to re-election by rotation each year.
A brief biography for each of the directors as at the date of this Prospectus is presented below:
Donald G McGauchie — AO
Age 55
Chairman appointed 20 July 2004
Director since September 1998
Chairman, Rural Finance Corporation of Victoria and Telstra Country Wide Advisory Board; Deputy Chairman, Ridley Corporation Ltd; Director, Reserve Bank of Australia, National Foods Limited, James Hardie Industries NV and Nufarm Limited. Mr McGauchie has had extensive commercial and public policy experience, having previously held several high level advisory positions to Government, including the Prime Minister’s Supermarket to Asia Council, the Foreign Affairs Council and the Trade Policy Advisory Council. Mr McGauchie was Chairman of Woolstock Australia Limited from 1999-2002 and President of the National Farmers Federation from 1994-1998. He is a partner in C&E McGauchie — Terrick West Estate.
John E Fletcher — FCPA
Age 54
Director since November 2000
Managing Director and Chief Executive Officer of Coles Myer Ltd. Formerly Chief Executive and Managing Director of Brambles Industries Ltd. Mr Fletcher was employed by Brambles in various management positions for 27 years including an assignment in Europe.
Belinda J Hutchinson — BEc, FCA
Age 52
Director since November 2001
Director, Energy Australia Limited, QBE Insurance Group Limited, St Vincent’s and Mater Health Sydney Ltd and State Library of NSW. Consultant, Macquarie Bank Limited. Ms Hutchinson has a long association with the banking industry and has been associated with the Macquarie Bank since 1993. Ms Hutchinson was an Executive Director of Macquarie Bank and was previously a Vice President of Citibank Ltd.
Catherine B Livingstone — BA (Hons), FCA, FTSE
Age 49
Director since November 2000
Chairman, CSIRO and the Australian Business Foundation; Director, Sydney Institute and Director, Macquarie Bank Limited; Member, Department of Accounting and Finance Advisory Board Macquarie University.

Charles Macek — BEc, MAdmin, FSIA, FAICD, FCPA, FAIM
Age 58
Director since November 2001
Chairman, Sustainable Investment Research Institute Pty Ltd and Financial Reporting Council (FRC); Director, Vertex Capital Pty Ltd, Williamson Community Leadership Program Ltd and Wesfarmers Ltd; Victorian Councillor, Australian Institute of Company Directors. Former roles include 16 years as Founding Managing Director and Chief Investment Officer and subsequently Chairman of County Investment Management Ltd. He was also formerly Chairman and Director of IOOF Holdings Ltd and Centre for Eye Research Australia Ltd and Director of Famoice Technology Pty Ltd. Mr Macek has had a long association with the finance and investment industry.
John W Stocker — AO, MB, BS, BMedSc, PhD, FRACP, FTSE
Age 60
Director since October 1996
Chairman, Sigma Company Ltd; Director, Cambridge Antibody Technology Group plc, Circadian Technologies Ltd and Nufarm Ltd; Principal, Foursight Associates Pty Ltd. Formerly Chief Scientist, Commonwealth of Australia and Chairman of Grape and Wine Research and Development Corporation.
Douglas C Gration — FCIS, BSc, LLB (Hons), GDip AppFin,
Age 39
Mr Gration was appointed Company Secretary of Telstra Corporation Limited in August 2001.
Before joining Telstra, Mr Gration was a partner in a leading national law firm. He specialised in corporate finance and securities law, mergers and acquisitions and joint ventures and other commercial contracts and played a key role in the T1 and T2 Telstra privatisations. Mr Gration also advised on telecommunication regulatory matters. Other roles previously held in Telstra include Deputy Group General Counsel and Infrastructure Services & Wholesale General Counsel of Telstra.
Solomon Trujillo — BSc (Bus), MBA
Age 53
Chief Executive Officer (CEO) and Executive Director
CEO and Executive Director as of 1 July 2005
Formerly Chief Executive Officer of Orange, formerly Chief Executive Officer of Gravitron, formerly Chairman, Chief Executive Officer and President of US West Inc. Mr Trujillo is currently sitting on the boards of Pepsi, Target, Gannet (the newspaper chain) and EDS. He will leave all but one of these board positions.
Conflicts
There are no potential conflicts of interest between any duties of any director to the Issuer and any private or other duty (including those listed above) of that director.
Senior executives
As at the date of this Prospectus, the senior executives who are not directors are:

		Year appointed to	Year appointed
Name	Position	a GMD position	to Telstra
Bruce Akhurst	CEO, Sensis	1999	1996
Douglas Campbell	Group Managing Director, Telstra Country Wide	1992	1989
David Moffatt	Group Managing Director, Telstra Consumer and Marketing	2001	2001
Michael Rocca	Group Managing Director, Infrastructure Services	2002	1968
John Stanhope	Group Managing Director, Finance & Administration and Chief Financial Officer	2003	1967
David Thodey	Group Managing Director, Telstra Business and Government	2001	2001

		Year appointed to	Year appointed
Name	Position	a GMD position	to Telstra

Deena Shiff	Group Managing Director, Telstra Wholesale	2004	1998
William Stewart	Group Managing Director, Strategic Marketing	2005	2005
Greg Winn	Chief of Operations	2005	2005
Phil Burgess	Group Managing Director Regulatory, Public Policy and Corporate and Media Relations	2005	2005
A brief biography of each of the senior executives who are not directors as at the date of this Prospectus is as follows:
Bruce J Akhurst — LLB, BEc (Hons)
Bruce Akhurst is the Group Managing Director of Telstra Media and Chief Executive Officer of Sensis. Within Telstra, he has management responsibility for our digital media strategy, which includes our investment in FOXTEL. In March 2005 Bruce was appointed Chairman of the FOXTEL board. Prior to his appointment as CEO of Sensis, Bruce was Group Managing Director Telstra Wholesale, BigPond and Media Services and he also headed our Legal and Company Secretariat group and was Telstra’s Group General Counsel. Bruce joined Telstra as General Counsel in 1996 and became Group Managing Director in 1999. Before joining the Company, he was the Managing Partner at a national law firm.
Phil Burgess — PhD
Phil Burgess was appointed Group Managing Director, Regulatory, Public Policy, and Corporate & Media Relations in August 2005. Phil has decades of public involvement in public policy and communications, and brings experience as an academic, business executive, media commentator and writer on economic, political and cultural trends in the US and around the world. Most recently, Phil served as president and chief executive of the National Academy of Public Administration. He is also the President of a US think tank, Annapolis Institute, established in 1993 to help leaders manage change. In the private sector, Phil served as corporate vice president and senior executive for communications and public relations at US West Communications.
Douglas C Campbell — BEng, FAICD
Doug Campbell was appointed Group Managing Director, Telstra CountryWide on 4 June 2000, and has over 30 years experience in the telecommunications industry both in Australia and Canada. Between August 2002 and October 2003, Mr Campbell, combined his Group Managing Director of Telstra Country Wide role with management responsibility for the Telstra Technology unit. Prior to his appointment with Telstra CountryWide, Doug held the positions of Group Managing Director, Telstra Wholesale and International, and Group Managing Director, Carrier Services Business. He has also held the position of Group Managing Director, Network and Technology, and Group Managing Director, Consumer and Commercial. Before the merger of Telecom Australia and Overseas Telecommunications Commission in March 1992, Doug was Deputy Managing Director of Telecom Australia. Originally from Canada, Doug was the President of Canadian National Communications.
David Moffatt — BBus (Mgt), FCPA
David Moffatt was appointed Group Managing Director, Telstra Consumer and Marketing from 1 October 2003. The group’s activities encompass the provision of fixed and mobile communications, broadband and entertainment services to the Australian consumer and SME segments. The group also manages the Telstra Shop chain and our extensive national network of mobile phone dealers as well as our payphone services. David is a Director and Chair of the Finance Committee at FOXTEL. David was previously Telstra Chief Financial Officer and Group Managing Director, Finance & Administration, a role he assumed in February 2001. Prior to joining the Company, David was Chief Executive Officer, General Electric — Australia and New Zealand.

Michael Rocca — MBA, DipEng, GAICD
Michael Rocca was appointed Group Managing Director of Infrastructure Services in August 2002. This unit of about 18,000 Telstra staff as well as an extensive contract workforce, has the responsibility for providing design, installation and maintenance services to Telstra’s 11 million customers. Prior to his current assignment, Michael held a range of posts during his career including Managing Director of a number of engineering and service organisations within Telstra. Michael Rocca is credited with dramatic improvements in regulated levels of customer service, greater customer engagement, network management, cost reduction, innovative workforce modelling and technology transformation. Michael holds a Master of Business Administration and post-graduate qualifications in Engineering and Management. Michael also has qualifications from INSEAD, Global Management, and is a graduate of the Australian Institute of Company Directors.
John Stanhope — B Com (Economics and Accounting), FCPA, FCA, FAICD, FAIM
John Stanhope was appointed to the role of Chief Financial Officer and Group Managing Director, Finance & Administration from 1 October 2003. He is responsible for finance, treasury, risk management and assurance, productivity, corporate services, billing, corporate development, investor relations and the Office of the Company Secretary. John previously served as Director, Finance. In this role, which he assumed in 1995, he contributed to T1 and T2, cost reduction programs, growth strategies, debt raising, capital management and organisational restructures. In 2003, John was elected as National President to the Group of 100 for a two year period. He was also appointed as a member of the CPA Australia’s Professional Education Board for a three year term and is Chairman of the Business Coalition for Tax Reform. John is a director of TelstraClear, Hong Kong CSL, Sensis, Telstra Super and is chairman of REACH
David Thodey — BA
David Thodey joined Telstra in April 2001 as Group Managing Director of Telstra Mobile. He was appointed to the position of Group Managing Director, Telstra Business and Government in December 2002 and is now responsible for the Company’s industry, government and business customers. Before joining the Company, David was Chief Executive Officer of IBM Australia/New Zealand and previously held several senior executive marketing and sales positions within IBM. David is the Chairman of TelstraClear, and is also a director of the IT Skills Hub.
Deena Shiff — B.Sc (Econ) Hons; B.A. (Law) Hons
Deena has over fifteen years’ experience in the telecommunications industry. She held a number of positions in OTC Limited and, after the merger of AOTC and Telstra, in the company’s International business unit. Between 1995 and 1998 Deena was a partner of the law firm Mallesons Stephen Jacques. Deena rejoined Telstra in 1998 as Director of Regulatory, and in November 2001 was appointed to the Wholesale business unit. In December 2004 she was appointed Group Managing Director, Telstra Wholesale. Deena has held a number of non-executive directorships in both the telecommunications industry and other sectors. She was a Director of the government owned rail operator, Freightcorp, from 1995 until it was privatised in 2002. During that time she chaired the Compliance Committee and later the Privatisation Committee of the Freightcorp Board. Deena was educated at the London School of Economics and Cambridge University, and was admitted to the Bar in London in 1981.
Greg Winn
Greg Winn was appointed as Chief Operations Officer in August 2005, and has over 30 years experience in the telecommunications industry, with more than 10 years experience as a senior operations officer. Greg will have responsibility for all functions that are associated with the operations of Telstra’s business, including networks, information technology, procurement-related activities, fault resolution, process and productivity improvement activities, billing and credit management activities and new infrastructure venture activities. Previously, Greg worked at regional telecommunications company US West in various roles, including Vice President Consumer Sales and Customer Service, Executive Vice President Retail Markets Executive, and Vice President Operations and Technologies. Greg is credited with developing a “best-in-industry” employee training centre, reducing held orders from more than 18,000 a month to fewer than 400 a month, and deployment of a unique Centre for Customer Experience.

Conflicts
There are no potential conflicts of interest between any duties of any senior executive to the Issuer and any private or other duty (including those listed above) of that senior executive.
Business address
The business address for the Company and each of the above directors and senior executives is:
c/- the Company Secretary
Telstra Corporation Limited
Level 41, 242 Exhibition Street
Melbourne Vic 3000
Australia
Ph: +61(0) 3 9634 6400 or +61(0) 8 8308 1721 (Telstra Switch Board)
Legal Proceedings
In November 2002, Seven Network Limited and C7 Pty Limited (“Seven”) commenced litigation against us and various other parties in relation to the contracts and arrangements between us and some of those other parties relating to the right to broadcast Australian Football League and National Rugby League, the contract between FOXTEL and us for the provision of broadband HFC cable services (the Broadband Co-operation Agreement) and other matters. Seven seeks damages and other relief, including that these contracts and arrangements are void. Seven also seeks orders which would, in effect, require a significant restructure of the subscription television/sports rights markets in Australia. The matter is proceeding before the courts but is unlikely to have any material effect on our overall financial position or profitability.
We are also involved in routine governmental, legal and arbitral proceedings. Governmental authorities and other parties threaten and issue legal and arbitral proceedings against us from time to time.
We do not consider that there are any other current proceedings that could materially adversely affect our or our group’s overall financial position or profitability.
Relationship with the Commonwealth of Australia
The Commonwealth has a number of distinct relationships with us including as shareholder, regulator and customer. The Commonwealth is our controlling shareholder and has special rights and privileges under the Telstra Act. Our relationship with all of our shareholders (including the Commonwealth) is, in general, regulated by the Corporations Act, the ASX Listing Rules and our constitution. Commonwealth departments and independent agencies are also responsible for the regulation of the telecommunications industry generally and Telstra in particular under the Telstra Act, the TPA, the Telecommunications Act and the Telecommunications (Consumer Protection and Service Standards) Act.
The Commonwealth as shareholder
By the fiscal year ended 30 June 2005, the Commonwealth owned approximately 51.8% of our shares. The Telstra Act precludes any reduction in the Commonwealth’s voting rights, paid-up capital or rights to distributions of capital or profit, if any, below a 50.1% interest without amending legislation. The effect of this is that we cannot introduce a dividend reinvestment plan or raise new equity capital in a way that would reduce the Commonwealth’s ownership below this level.
The Corporations Act 2001 of Australia and Australian common law apply to regulate the Commonwealth’s shareholding in Telstra.
In August 2005 the Commonwealth Government announced preparations to sell the Commonwealth’s remaining 51.8% interest in Telstra. Enabling legislation has been introduced to Parliament. However, the Government will decide in early 2006 if the market and other conditions are suitable for a sale in late 2006 of some or all of the Commonwealth’s interest.
We are required under the Telstra Act to provide the Commonwealth with certain information that we would not generally be required to disclose concurrently, if at all, to other shareholders. This information includes:

•	annual provision of our three-year corporate plan;

•	interim financial statements, if requested by the Communications Minister; and

•	reports regarding significant proposed events, including corporate restructurings, acquisitions and divestitures or joint venture and partnership activities.
We are also required to keep the Communications Minister and the Minister for Finance and Administration generally informed about our operations and to give them such information about our operations as they require. Our management is required to appear before and, with limited exceptions, provide information to Parliamentary committees.
The Communications Minister has the power under the Telstra Act to give us, after consultation with our Board, such written directions as appear to the Communications Minister to be necessary in the public interest. To date, no directions have been issued under this power. Our Board must ensure that we comply with any such direction. The Communications Minister may not give such directions in relation to the amounts to be charged for work done, or services, goods or information supplied by us. The Communications Minister, however, has some discretionary powers in relation to charges. The Communications Minister also has the power to direct us under the Telecommunications (Consumer Protection and Service Standards) Act. The Telstra Act deems the Commonwealth Auditor-General to have been appointed as our auditor for the purposes of the Corporations Act. The Auditor-General cannot be removed without legislative amendment.
The Commonwealth has the ability to control us. This includes the power to pass any resolution at a shareholders’ meeting requiring a simple majority, which includes the appointment and removal of directors, with the exception of matters upon which the Commonwealth is not permitted to vote under the Corporations Act or applicable listing rules.
The Commonwealth has a set of general policies which apply to partially owned Government business enterprises, which provide significant commercial freedoms in the conduct of their business, subject to the oversight of appropriate Ministers. These general policies are applied principally through the Telstra Act, the Commonwealth Authorities and Companies Act 1997 (Cwlth) and our constitution.
The Commonwealth as regulator
We are currently regulated by the Commonwealth and its departments and independent agencies under a number of statutes including:
•	the Telstra Act;

•	the Telecommunications (Consumer Protection and Service Standards) Act 1999;

•	the TPA; and

•	the Telecommunications Act.
The Commonwealth’s role as regulator is independent and distinct from its role as shareholder. Like other regulatory regimes, it is unlikely that the current regime will remain static. It will change over time in light of experience and new developments in the industry, and the possible sale of the Commonwealth’s remaining interest in us.
We are also subject to a range of other Commonwealth legislation, some of which does not apply to our competitors. This legislation covers a wide range of areas including administrative law, environmental law and employment related law.
The Commonwealth as customer
The Commonwealth is a major user of our services. The Commonwealth, as a result of telecommunications liberalisation, is increasingly seeking to take advantage of open competition when purchasing telecommunications services. In future, this may result in reduced business being awarded to us.
Glossary
1xRTT (One Times Radio Transmission Technology): a 3G development of CDMA technology for high speed packet switched data

2.5G: technology designed to expand the bandwidth and data handling capacity of existing mobile telephony systems such as GSM using GPRS
3G: third generation technology designed to further expand the bandwidth and functionality of existing mobile telephony systems beyond 2.5G
ABA: Australian Broadcasting Authority
ACA: Australian Communications Authority
ACCC: Australian Competition and Consumer Commission
Access line: a fixed or wireless local access connection between a customer’s premises and a carrier’s local switch
ACIF: Australian Communications Industry Forum
ACMA: Australian Communications and Media Authority
ACT: Australian Capital Territory
ADR: American depositary receipt
ADS: American depositary share
ADSL (Asymmetric Digital Subscriber Line): a technology for transmitting digital information at a high bandwidth on existing phone lines
AGAAP: generally accepted accounting principles in Australia
ARPANSA (Australian Radiation Protection and Nuclear Safety Agency): a Commonwealth Government agency responsible for protecting the health and safety of people and the environment from the harmful effects of radiation
ARPU: average revenue per user
ASX: Australian Stock Exchange Limited
ATM (Asynchronous Transfer Mode): a high bandwidth, low delay technology for transmitting voice, data and video signals
Bandwidth: the capacity of a communication link
Broadband network: a network to support subscription television and online services
Carriage service provider: a person that supplies a telecommunications service to the public using Carrier network infrastructure
Carrier: a licensed owner of certain specified transmission infrastructure that is used to supply telecommunications carriage services to the public; any person holding a carrier licence
CDMA (Code Division Multiple Access): a mobile telephone system based on digital transmission
Churn (where expressed as a rate): the rate at which subscribers to a service disconnect from the service. Churn is usually expressed as total disconnects for a period divided by the average number of customers for that period
Churn (where expressed as an activity): the transfer of a customer’s telecommunications service from one supplier to another. In the case of a transfer involving a resale arrangement, no disconnection occurs and a churn relates to a change in the legal entity responsible for a telecommunications service or account

Commonwealth: Commonwealth of Australia
Communications Minister: the Commonwealth Minister for Communications, Information Technology and the Arts
Corporations Act and Australian Corporations Act: Corporations Act 2001 (Cwth)
CPE: customer premises equipment
CSG: customer service guarantee
CSL: Hong Kong CSL Limited
DDAS: digital data access service
DDN: digital data network
DDS: digital data service
DDSO: digital data service obligation
Declared Services: a particular telecommunications service, or other service that facilitates the supply of services, that is subject to the regulated access regime. The ACCC has the responsibility for determining declared services, based on public inquiries
DSL: digital subscriber line
e-commerce: e-commerce includes buying and selling electronically over a network
EFTPOS: electronic funds transfer at point of sale
EME: electromagnetic energy
EVDO: (Evolution Data Optimised) additional service for mobiles supporting high speed packet data transmission
Frame relay: a packet switching technology for voice, data and video signals which uses packets of varying length, or frames. Frame relay can be used with any data protocol
FTTP: (Fibre to the Premises) infrastructure technology delivering telephony, broadband data, video and digital subscription television services to customer premises on optical fibre platforms
Government: the Government of the Commonwealth of Australia
GPRS (General Packet Radio Service): a service that will allow compatible mobile phones and mobile data devices to access internet and other data networks on a packet basis. The devices can remain connected to the net and send or receive data information and e-mail at any time
GSM (Global System for Mobile Communications): a mobile telephone system based on digital transmission
HFC: hybrid-fibre coaxial
IN: intelligent network
INP: inbound number portability
IP: Internet protocol
IPND: Integrated Public Number Database

IP-VPN: internet protocol virtual private network
ISDN (Integrated Services Digital Network): a digital service providing switched and dedicated integrated access to voice, data and video
ISP (Internet Service Provider): an internet service provider provides the link between an end user and the internet by means of a dial-up or broadband service. An ISP is also likely to provide help desk, web hosting and e-mail services to the end user. An ISP may connect to the internet via their own backbone or via services acquired from an internet access provider
LAN (local area network): a short distance data communications network used to link computers and other equipment
MAN: metropolitan area network
MLPS: multi-protocol label switching
MNP: mobile number portability
Number portability: the ability of end users to keep their telephone number when they change their telephone service provider
PABX (Private Automated Branch Exchange): telephone equipment on a customer’s premises seen as terminal equipment on the public network
Preselection: the ability of a customer to choose a service provider to provide a basket of services including national and international long distance and fixed to mobile services. Preselection is on a “permanent” basis when the customer selects a provider for all calls placed without an override code
PSTN (Public Switched Telephone Network): our national fixed network delivering basic and enhanced telephone service
RDN: routed data network
REACH: Reach Ltd, a 50:50 joint venture with PCCW Limited
Reseller: non-carrier providers of telecommunications services
SDN: switched data network
SIO: services in operation
SME: small and medium enterprises
SMS: short messaging service
SSS: spectrum sharing service
TCW: Telstra Country Wide
Telecommunications Act: Telecommunications Act 1997 (Cwth)
Telstra or Telstra Group: Telstra Corporation Limited and its controlled entities as a whole
Telstra: a registered trade mark of the Telstra Entity
Telstra Act: Telstra Corporation Act 1991 (Cwth)
Telstra Entity: Telstra Corporation Limited

TIO: Telecommunications Industry Ombudsman
TPA: Trade Practices Act 1974 (Cwth)
TSLRIC: total service long run incremental cost
ULL (Unconditioned Local Loop): one or more twisted copper pairs between the exchange and the network boundary at a customer’s premises
US: United States of America
USGAAP: generally accepted accounting principles in the US
USO (Universal Service Obligation): obligation imposed on carriers to ensure that standard telecommunications services are reasonably available to all persons in the universal service area
VoBB: Voice over broadband
VoIP: Voice over internet protocol
VPN: virtual private network
WAN: wide area network
WAP:wireless application protocol
WDM: wave division multiplexing
WHO: World Health Organisation
Wireless Local Loop: a range of radio technologies used to provide fixed access to customers in lieu of copper
xDSL: term used to describe various forms of digital subscriber line technologies that can provide very high speed service using existing copper lines

™: Trade Mark of Telstra Corporation Limited ABN 33 051 775 556
®: Registered Trade Mark of Telstra Corporation Limited ABN 33 051 775 556
^: Iridium is a registered Trade Mark of Iridium Satellite LLC
#: RiskMetrics is a registered Trade Mark of Benfield Greig Australia Pty Ltd
*: CHESS is a registered Trade Mark of McDonnell Information Systems Group Plc

Terms and Conditions of the Notes

Contents
1	Introduction	67
2	Form	68
3	Denomination	68
4	Currency	69
5	Status	69
6	Negative pledge	69
7	Title	70
8	Title to Australian and New Zealand Domestic Notes	70
9	Transfers of Australian and New Zealand Domestic Notes	71
10	Fixed Rate Notes	72
11	Floating Rate Note and Variable Interest Notes	72
12	Dual Currency Notes	75
13	Partly Paid Notes	75
14	General provisions applicable to interest	75
15	Redemption	76
16	Payments	79
17	Payments in respect of Definitive Bearer Notes	80
18	Payments in respect of Global Notes	81
19	Payments in respect of Australian Domestic Notes and New Zealand Domestic Notes	82
20	Taxation	83
21	Time limit for claims	84
22	Events of Default	84
23	Agents	86
24	Replacement of lost or damaged Notes and Coupons	86
25	Meetings of Noteholders	87
26	Variation	87
27	Further issues	88
28	Notices to Noteholders	88
29	Redenomination, renominalisation and reconventioning	89
30	Governing law and jurisdiction	90
31	Third party rights	91
32	Interpretation	91
The following are the terms and conditions which, as supplemented, amended and/or replaced by the relevant Final Terms, will be endorsed on each Note in definitive bearer form, or incorporated by reference in or otherwise apply to each Note in registered form, issued under the Program. The terms and conditions applicable to any notes in global form will differ from those terms and conditions which would apply to the Note were it in definitive form to the extent described under “Summary of provisions relating to Euro Notes while in Global Form” below.
Part 1 Introduction
1 Introduction
1.1 Program
Telstra Corporation Limited (ABN 33 051 775 556) (“Issuer”) has established a debt issuance program for the issuance of an unlimited principal amount of Notes.
1.2 Final Terms
Notes issued under the Program are issued in Series. Each Series may comprise one or more Tranches having one or more issue dates and on terms otherwise identical (other than in respect of the first payment of interest). Each Tranche is the subject of the Final Terms which supplements, amends or replaces these Conditions. In the event of any inconsistency between these Conditions and the relevant Final Terms, the relevant Final Terms prevails.
1.3 Issue documentation
Subject to applicable Directives, the Issuer may issue Notes under the Program in any applicable country including Australia, New Zealand and countries in Europe and Asia (but not the United States). Notes issued in bearer form into capital markets outside Australia, New Zealand and the United States will be issued under the Euro Fiscal Agency Agreement and have the benefit of the Deed of Covenant. Notes issued in registered form into the Australian and New Zealand capital markets will be issued under the Australian Note Deed Poll and the New Zealand Note Deed Poll respectively. Notes issued in other jurisdictions outside the United States will be made pursuant to such documentation as the Issuer considers appropriate and in agreement with the Program Documents and relevant Directives.

1.4 The Notes
All subsequent references in these Conditions to “Notes” are to the Notes which are the subject of the relevant Final Terms. Copies of the relevant Final Terms are available for inspection by Noteholders during normal business hours at the Specified Office of the Issuer or the relevant Agent.
1.5 Summaries
Certain provisions of these Conditions are summaries of the Euro Fiscal Agency Agreement, the Australian Registry Services Agreement, the New Zealand Registry Services Agreement and other Program Documents and are subject to their detailed provisions. The Noteholders and Couponholders are bound by, and are taken to have notice of, all the provisions of the relevant Agency Agreement applicable to them. A copy of the relevant Agency Agreement is available for inspection by Noteholders during normal business hours at the Specified Offices of each of the Issuer and the relevant Agents.
1.6 Interpretation
Defined terms and interpretation provisions are set out in Condition 32 (“Interpretation”).
Part 2 Form, Denomination and Title
2 Form
2.1 Bearer or registered
The Notes are issued as Bearer Notes or Registered Notes as specified in the applicable Final Terms.
2.2 Definitive Bearer Notes
Definitive Bearer Notes are serially numbered and (other than in the case of Zero Coupon Notes) are issued:
(a)	with Coupons attached;

(b)	if specified in the relevant Final Terms, with Talons for further Coupons attached; and

(c)	if repayable in instalments, with Receipts for the payment of the instalments of principal (other than the final instalment) attached.
2.3 Registered Notes and Global Notes
Registered Notes and Global Notes do not have Coupons, Talons or Receipts attached on issue.
2.4 Zero Coupon Notes
In these Conditions in relation to Zero Coupon Notes, references to interest (other than in relation to interest due after the Maturity Date), Coupons, Couponholders and Talons are not applicable.
2.5 Exchange of Bearer Notes and Registered Notes not permitted
Bearer Notes may not be exchanged for Registered Notes and vice versa.
3 Denomination
The Notes may be issued (in the case of Bearer Notes) in one or more Specified Denominations and (in the case of Registered Notes) must be issued in a single Specified Denomination.
Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

The minimum denomination of any Euro Notes must be €50,000 (or its equivalent in other currencies). The equivalent denomination for Notes denominated in an EEA currently other than euro must be calculated in accordance with the requirements (if any) in the relevant EEA State.

Interests in Global Notes will be transferable in multiples of €50,000 (or its equivalent in other currencies) unless otherwise specified in the Final Terms.

4	Currency

The Notes may be denominated in any Specified Currency, subject to compliance with all applicable legal, regulatory and central bank requirements.

5	Status

5.1	Status of the Notes

The Notes constitute direct, unsubordinated and (subject to Condition 6 (“Negative Pledge”)) unsecured obligations of the Issuer.

5.2	Ranking of Notes

The Notes rank equally among themselves and at least equally with all other unsecured and unsubordinated obligations of the Issuer, except for liabilities mandatorily preferred by law.

6	Negative pledge

6.1	Negative pledge

So long as any Notes of any Series remain Outstanding the Issuer must not create or permit to subsist any Security Interest upon the whole or any part of its present or future property or assets to secure any:
(a)	Relevant Indebtedness; or

(b)	guarantee by the Issuer of Relevant Indebtedness of third parties, unless in each case:
(i)	at the same time or prior thereto it secures the Notes equally and rateably with that Relevant Indebtedness; or

(ii)	granting or procuring to be granted such other Security Interest in respect of its obligations under all Notes of all Series as may be approved by an Extraordinary Resolution of the Noteholders.
6.2	Associated definitions

In Condition 6.1:

Relevant Indebtedness means any obligation in respect of moneys borrowed or raised which is in the form of or evidenced by any note, bond, debenture, or other similar debt instruments which is, or are capable of being, listed, quoted, ordinarily dealt in or traded on any recognised stock exchange, over the counter or other securities markets.

Security Interest means any mortgage, charge, pledge, lien or other security interest (other than one arising by operation of law).

7	Title

7.1	Scope of this condition

This Condition 7 (“Title”) does not apply to Australian Domestic Notes or New Zealand Domestic Notes.

7.2	Bearer Notes

Title to Bearer Notes, Receipts and Coupons passes by delivery.

7.3	Recognition of interests

Subject to Condition 7.4 (“Global Notes”), and except as otherwise required by law, the Issuer and the Euro Fiscal Agent must treat the bearer of any Bearer Note, Receipt or Coupon as the absolute owner of the Bearer Note, Receipt or Coupon.

This Condition applies whether or not a Note is overdue and despite any notice of ownership or writing on a Note or notice of any previous loss or theft of it.

7.4	Global Notes

For so long as a Note is represented by a Global Note held on behalf of a common depositary for Euroclear and Clearstream, Luxembourg, the Issuer and the Euro Fiscal Agent must treat:
(a)	for the purposes of payment of principal or interest on the principal amounts of those Notes, the bearer of the relevant Global Note as the holder of the principal amount of those Notes in accordance with and subject to the terms of the relevant Global Note; and

(b)	for all other purposes, each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular principal amount of a Global Note as the holder of the principal amount of those Notes.
Any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the principal amount of Global Notes standing to the account of any person is conclusive and binding for all purposes, except in the case of manifest error.

8	Title to Australian and New Zealand Domestic Notes

8.1	Defined terms

In this Condition 8, “Note” means an Australian Domestic Note or a New Zealand Domestic Note, as the case may be.

8.2	Registered form

Each Note takes the form of an entry in the Register. No certificate will be issued in respect of it, unless the Issuer determines that certificates should be made available or that they are required by law.

8.3	Effect of entries in Register

Each entry in the Register in respect of a Note constitutes:
(a)	a separate and individual acknowledgment to the Noteholder by the Issuer of the indebtedness of the Issuer to that Noteholder;

(b)	an unconditional and irrevocable undertaking by the Issuer to the Noteholder to make all payments of principal and interest in respect of the Note in accordance with these Conditions; and

(c)	an entitlement to the other benefits given to the Noteholders under these Conditions in respect of the relevant Note.
8.4	Register conclusive as to ownership

Entries in the Register in relation to a Note constitute conclusive evidence that the person so entered is the absolute owner of the Note, subject to correction for fraud or error.

8.5	Non-recognition of interests

Except as required by law, neither the Issuer nor the Registrar is required to recognise:
(a)	a person as holding a Note on any trust; or

(b)	any other interest in any Note or any other right in respect of a Note except an absolute right of ownership in the registered holder, whether or not it has notice of the interest or right.
8.6	Joint holders

Where two or more persons are entered in the Register as the joint holders of a Note then they are taken to hold the Note as joint tenants with rights of survivorship, but the Issuer is not bound to register more than four persons as joint holders of a Note.
Part 3 Transfers
9	Transfers of Australian and New Zealand Domestic Notes

9.1	Defined terms

In this Condition 9, “Note” means an Australian Domestic Note or a New Zealand Domestic Note, as the case may be.

9.2	Transfers in whole

Notes may be transferred in whole but not in part.

9.3	Compliance with laws

Notes may only be transferred if:
(a)	in the case of Australian Domestic Notes, the aggregate consideration payable by the transferee at the time of transfer is at least A$500,000 (disregarding moneys lent by the transferor or its associates) or the offer or invitation giving rise to the transfer does not constitute an offer or invitation for which disclosure is required to be made to investors pursuant to Part 6D.2 of the Corporations Act; and

(b)	the transfer complies with any other applicable Directives.
9.4	Transfer procedures

Unless Notes are entered in the Austraclear System or the Austraclear New Zealand System, as the case may be, application for the transfer of Notes must be made by the lodgment of a transfer form with the Registrar. Transfer forms are available from the Registrar. Each form must be:
(a)	duly completed;

(b)	accompanied by any evidence as the Registrar may require to prove the title of the transferor or the transferor’s right to transfer the Note; and

(c)	signed by both the transferor and the transferee.

Notes entered in the Austraclear System or the Austraclear New Zealand System, are transferable only in accordance with the Austraclear Regulations or the Austraclear New Zealand Regulations, as the case may be.

9.5	Restrictions on transfers

Transfers will not be registered later than the close of business on:
(a)	in the case of Domestic Australian Notes, the eighth calendar day prior to the Maturity Date; or

(b)	in the case of New Zealand Domestic Notes, the tenth calendar day prior to the Maturity Date.
Part 4 Interest

10	Fixed Rate Notes

10.1	Application

This Condition 10 (“Fixed Rate Notes”) applies to the Notes only if the relevant Final Terms states that it applies.

10.2	Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding principal amount (or, if it is a Partly Paid Note, as specified in Condition 13.2 (“Interest Rate”)) from (and including) the Interest Commencement Date at the Interest Rate. Interest is payable in arrears on each Interest Payment Date, subject as provided in Condition 16.4 (“Payments on business days”).

10.3	Fixed Coupon Amount

Except as provided in the applicable Final Terms, the amount of interest payable on each Interest Payment Date in respect of the Interest Period ending on that date will amount to the Fixed Coupon Amount and, if the Notes are in more than one Specified Denomination, will amount to the Fixed Coupon Amount for the relevant Specified Denomination.

10.4	Calculation of interest payable

The amount of interest payable in respect of each Note for any period for which a Fixed Coupon Amount is not specified is calculated by applying the Interest Rate to the principal amount of the Notes, multiplying the product by the relevant Day Count Fraction.

11	Floating Rate Note and Variable Interest Notes

11.1	Application

This Condition 11 (“Floating Rate Note and Variable Interest Notes”) applies to the Notes only if the relevant Final Terms states that it applies.

11.2	Interest on Floating Rate Notes and Variable Interest Notes

Each Floating Rate Note and Variable Interest Note bears interest on its outstanding principal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the Interest Rate. Interest is payable in arrear:
(a)	on each Interest Payment Date; or

(b)	if no Interest Payment Date is specified in the relevant Final Terms, each date which falls the number of months or other period specified as the Specified Period in the applicable Final Terms after the preceding Interest Payment Date, or, in the case of the first Interest Payment

Date, after the Interest Commencement Date, subject, in each case, as provided in Condition 16.4 (“Payments on business days”).
11.3	Interest Rate

The Interest Rate payable in respect of a Floating Rate Note and Variable Interest Notes must be determined in the manner specified in the applicable Final Terms.

11.4	ISDA Determination

If ISDA Determination is specified in the relevant Final Terms as the manner in which the Interest Rate is to be determined, the Interest Rate applicable to the Notes for each Interest Period will be the sum of the Margin and the relevant ISDA Rate. For the purposes of this condition, “ISDA Rate” for an Interest Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under an interest rate swap transaction if the Calculation Agent were acting as Calculation Agent for that interest rate swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:
(a)	the Floating Rate Option is as specified in the relevant Final Terms;

(b)	the Designated Maturity is a period specified in the relevant Final Terms; and

(c)	the relevant Reset Date is either:
(i)	if the relevant Floating Rate Option is for a currency other than Sterling, the second London business day before the first day of that Interest Period; or

(ii)	in any other case, as specified in the relevant Final Terms.
For the purposes of this definition, “Floating Rate”, “Calculation Agent”, “Floating Rate Option”, “Designated Maturity” and “Reset Date” have the meanings given to those terms in the ISDA Definitions.

11.5	Screen Rate Determination

If Screen Rate Determination is specified in the relevant Final Terms as the manner in which the Interest Rate is to be determined, the Interest Rate applicable to the Notes for each Interest Period will be the quotation offered for the Reference Rate appearing on the Relevant Screen Page at the Relevant Time. However:
(a)	if there is more than one offered quotation displayed on the Relevant Screen Page at the Relevant Time on the Interest Determination Date, the Screen Rate is the rate calculated by the Calculation Agent as the arithmetic mean of the offered quotations. If there are more than five offered quotations, the Calculation Agent must exclude the highest and lowest quotations (or, in the case of equality, one of the highest and one of the lowest quotations) from its calculation; or

(b)	if an offered quotation is not displayed by the Relevant Time on the Interest Determination Date or if it is displayed but there is an obvious error in that rate, Screen Rate means:
(i)	the rate the Calculation Agent calculates as the arithmetic mean of the Reference Rates that each Reference Bank quoted to the leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date; or

(ii)	where the Calculation Agent is unable to calculate a rate under sub-paragraph (b)(i) because it is unable to obtain the necessary number of quotes, the rate the Calculation Agent calculates is the arithmetic mean of the rates (being the nearest equivalent to the Reference Rate) in respect of an amount that is representative for a single transaction in that market at that time quoted by two or more institutions chosen by the Calculation Agent in the Relevant Financial Centre at the Relevant Time on the date on which those banks would customarily quote those rates for a period commencing on the first day of the Interest Period to which the relevant Interest Determination Date relates for a period equivalent to the relevant Interest Period to leading banks carrying on business in the Relevant Financial Centre in good faith at approximately 11:00am on that day and in an amount that is representative for a single transaction in the market at that time; or
(c)	if the relevant Final Terms specifies an alternate method for the determination of the Screen Rate Determination, then that alternate method will apply.
11.6	Index Linked Interest Notes

If the Index Linked Interest Note Provisions are specified in the relevant Final Terms as being applicable, the Interest Rate(s) applicable to the Notes for each Interest Period will be determined in the manner specified in the relevant Final Terms.

11.7	Maximum or Minimum Interest Rate

If the relevant Final Terms specifies a Maximum Interest Rate or Minimum Interest Rate for any Interest Period, then the Interest Rate for that Interest Period must not be greater than the maximum, or be less than the minimum, so specified.

11.8	Calculation of Interest Rate and interest payable

The Calculation Agent must, as soon as practicable on or after determining the Interest Rate in relation to each Interest Period, calculate the amount of interest payable for the relevant Interest Period in respect of the outstanding principal amount of each Floating Rate Note and Variable Interest Note. The amount of interest payable must be calculated by multiplying the product of the Interest Rate for that Interest Period and the outstanding principal amount by the applicable Day Count Fraction.

11.9	Calculation of other amounts

If the relevant Final Terms specifies that any other amount is to be calculated by the Calculation Agent, the Calculation Agent must, as soon as practicable after the time or times at which any such amount is to be determined, calculate the relevant amount. The relevant amount must be calculated by the Calculation Agent in the manner specified in the relevant Final Terms.

11.10	Notification of Interest Rate, interest payable and other items

The Calculation Agent must notify the Issuer, the relevant Registrar, the relevant Agent and the relevant Noteholders and any stock exchange or other relevant authority on which the relevant Floating Rate Notes or Variable Interest Notes are listed as soon as possible of:
(a)	each Interest Rate, the amount of interest payable and each other amount, item or date calculated or determined by it together with the relevant Interest Payment Date; and

(b)	any amendment to any amount, item or date referred to in paragraph (a) arising from any extension or reduction in any relevant Interest Period or calculation period.
The Calculation Agent must give notice under this Condition 11.10 as soon as practicable after such determination but (in the case of each Interest Rate, the amount of interest payable and Interest Payment Date) in any event not later than the fourth day of the relevant Interest Period. Notice must also be given promptly to Noteholders.

The Calculation Agent may amend any amount, item or date (or make appropriate alternative arrangements by way of adjustment) as a result of the extension or reduction of the Interest Period without prior notice but must notify each stock exchange or other relevant authority on which the relevant Floating Rate Notes or Variable Interest Notes are listed and the Noteholders after doing so.

11.11	Determination final

The determination by the Calculation Agent of all amounts, rates and dates falling to be determined by it under these Conditions (including the Interest Rate for any Interest Period and the amount of interest payable for any Interest Period in respect of any Note) is, in the absence of manifest error, final and binding on the Issuer, each Noteholder, the relevant Registrar, the relevant Agent and the Calculation Agent.

12	Dual Currency Notes

12.1	Application

This Condition 12 (“Dual Currency Notes”) applies to the Notes only if the relevant Final Terms states that it applies.

12.2	Interest Rate

If the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest payable must be determined in the manner specified in the applicable Final Terms.

13	Partly Paid Notes

13.1	Application

This Condition 13 (“Partly Paid Notes”) applies to the Notes only if the relevant Final Terms states that it applies.

13.2	Interest Rate

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest accrues on the paid up principal amount of those Notes as specified in the applicable Final Terms.

14	General provisions applicable to interest

14.1	Late payment of Notes (other than Zero Coupon Notes)

Interest ceases to accrue as from the due date for redemption of a Note (other than a Zero Coupon Note) unless upon due presentation (in the case of a Bearer Note) or demand (in the case of a Registered Note) payment of the Redemption Amount is not made, in which case interest continues to accrue on it (both before and after any demand or judgment) at the rate then applicable to the outstanding principal amount of the Note or any other default rate specified in the relevant Final Terms until the date whichever is the earlier of:
(a)	the date on which the relevant payment is made to the relevant Noteholder; or

(b)	the seventh day after the date on which the relevant Paying Agent has notified the Noteholders that it has received all sums due in respect of the Notes up to such day (except to the extent that there is any subsequent default in payment).
14.2	Late payment of Zero Coupon Notes

If the Redemption Amount payable in respect of any Zero Coupon Note is not paid when due, the Redemption Amount is an amount equal to the sum of:
(a)	the Reference Price; and

(b)	the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date to (but excluding) whichever is the earlier of:

(i)	the day on which all sums due in respect of such Note up to that day are received by or on behalf of the relevant Noteholder; and

(ii)	the day on which the Principal Paying Agent has notified the Noteholders that it has received all sums due in respect of the Notes up to such day (except to the extent that there is any subsequent default in payment).
14.3	Rounding

For the purposes of any calculations required under these Conditions (unless otherwise specified in these Conditions or the relevant Final Terms):
(a)	all percentages resulting from the calculations must be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with 0.000005 per cent. being rounded up to 0.00001 per cent.);

(b)	all amounts denominated in any currency used in or resulting from such calculations will be rounded to the nearest two decimal places in such currency, with 0.005 being rounded upwards (save in the case of Japanese Yen which will be rounded down to the nearest Yen);

(c)	all figures must be rounded to five significant figures (with halves being rounded up); and

(d)	all amounts that are due and payable must be rounded to the nearest sub-unit (with halves being rounded up). In this Condition 14.3, “sub-unit” means, in the case of any currency other than euro, the lowest amount of that currency available as legal tender in the country of that currency and, in the case of euro, means one cent.
Part 5 Redemption and purchase
15	Redemption

15.1	Scheduled redemption

Each Note is redeemable by the Issuer on the Maturity Date at its Final Redemption Amount unless:
(a)	the Note has been previously redeemed; or

(b)	the Note has been purchased and cancelled; or

(c)	the Final Terms states that the Note has no fixed maturity date.
15.2	Early redemption for taxation reasons

The Issuer may redeem the Notes in a Series in whole (but not in part) before their Maturity Date at their Early Redemption Amount (Tax) if the Issuer is required under Condition 20.2 (“Withholding Tax”) to increase the amount of a payment in respect of a Note.

However, the Issuer may only do so:
(a)	if the Issuer has given at least 30 days’ (and no more than 60 days’) notice to the Principal Paying Agent and the Noteholders (which notice is irrevocable); and

(b)	if, before the Issuer gives the notice under paragraph (a), the Principal Paying Agent has received:
(i)	a certificate signed by two authorised officers of the Issuer; and

(ii)	an opinion of independent legal advisers of recognised standing in the jurisdiction of incorporation of the Issuer,

that the Issuer would be required under Condition 20.2 (“Withholding Tax”) to increase the amount of the next payment due in respect of the Notes of that Series; and

(c)	if the Notes are Fixed Rate Notes, no notice of redemption may be given 90 days prior to the earliest date on which the Issuer would be obliged to pay the additional amounts of a payment in respect of the Notes then due; and

(d)	if the Notes to be redeemed are Floating Rate Notes or Variable Interest Notes:
(i)	the proposed redemption date is an Interest Payment Date; and

(ii)	no notice of redemption may be given more than 60 days prior to the Interest Payment Date occurring immediately before the earliest date on which the Issuer would be obliged to pay the additional amounts of a payment in respect of the Notes were then due.
15.3	Early redemption at the option of the Issuer (Issuer call)

If the Final Terms states that the Issuer may redeem all or some of the Notes before their Maturity Date under this Condition 15.3, the Issuer may redeem so many of the Notes specified in the Final Terms at their Early Redemption Amount (Call).

However, the Issuer may only do so if:
(a)	the Issuer has given at least 30 days’ (and no more than 60 days’) (or any other period specified in the relevant Final Terms) notice to the Principal Paying Agent and the Noteholders; and

(b)	the proposed redemption date is an Early Redemption Date (Call).
If only some of the Notes in the Series are to be redeemed, the Notes to be redeemed (“Redeemed Notes”) will be selected no later than 30 days before the date fixed for redemption (“Selection Date”):
(i)	in the case of Redeemed Notes represented by Definitive Bearer Notes, individually by lot in such European city as the Euro Fiscal Agent specifies or identified in such other manner or in such other place as the Euro Fiscal Agent may approve and deem to be appropriate and fair;

(ii)	in the case of Redeemed Notes represented by a Global Note, in accordance with the rules of the relevant Clearing System; and

(iii)	in the case of Australian Domestic Notes and New Zealand Domestic Notes, in such manner as may be fair and reasonable in the circumstances, taking account of prevailing market practices and the need to ensure that the prepaid amount of any redeemed Notes must be an integral multiple of the Specified Denomination, subject always to compliance with applicable laws and the requirements of any relevant listing authority, stock exchange and/or quotation system.

In the case of Redeemed Notes represented by Definitive Bearer Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 28.1(a) not less than 15 days (or such shorter period as is specified in the applicable Final Terms) before the date fixed for redemption.

No exchange of the relevant Global Note is permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption under this Condition 15.3. The Issuer must notify the Noteholders of this restriction at least five days (or such shorter period as is specified in the relevant Final Terms) before the Selection Date.

15.4	Early redemption at the option of Noteholders (investor put)

If the relevant Final Terms states that the Noteholder may require the Issuer to redeem all or some of the Notes before their Maturity Date at their Early Redemption Amount (Put) under this Condition 15.4, the Issuer must do so if the following conditions are satisfied.

The conditions are:
(a)	the Noteholder has given at least 45 days’ notice to the Issuer;

(b)	if the Notes to be redeemed are Definitive Bearer Notes, they are to be redeemed in whole;

(c)	if the Notes to be redeemed are Registered Notes, the amount of Notes to be redeemed is, or is a multiple of, their Specified Denomination;

(d)	if the Notes to be redeemed are Bearer Notes, the Noteholder has delivered, to the specified office of the Principal Paying Agent during normal business hours:
(i)	if the Notes are in Definitive Bearer Form, the Notes to be redeemed; and

(ii)	a completed and signed redemption notice (in the form obtainable from the specified office of the Principal Paying Agent, any Paying Agent or the Registrar); and
(e)	the notice referred to in paragraph (d)(ii) specifies:
(i)	a bank account to which the payment should be made or an address to where a cheque for payment should be sent; and

(ii)	if the Notes to be redeemed are Registered Notes, the Early Redemption Amount (Put) at which those Notes are to be redeemed.
A Noteholder may not exercise its option under this Condition 15.4 in respect of any Note which is the subject of an exercise by the Issuer of its option to redeem such Note under Condition 15.2 (“Early redemption for taxation reasons”) or Condition 15.3 (“Early redemption at the option of the Issuer (Issuer call)”).

15.5	Calculation of Early Redemption Amounts
Unless otherwise specified in the relevant Final Terms, the Redemption Amount payable on redemption at any time before the Maturity Date of:
(a)	a Note (other than a Zero Coupon Note and a Variable Redemption Note but including any Instalment Note or Partly-Paid Note) is an amount equal to the sum of the outstanding principal amount and interest (if any) accrued on it;

(b)	a Zero Coupon Note is an amount equal to the sum of:
(i)	the Reference Price; and

(ii)	the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date to (but excluding) the date fixed for redemption or (as the case may be) the date upon which the Note becomes due and payable; and
(c)	a Variable Redemption Note is an amount determined by the Calculation Agent that would on the due date for redemption have the effect of preserving for the Noteholder the economic equivalent of the obligations of the Issuer to make payment of the Final Redemption Amount on the Maturity Date.

Where the calculation is to be made for a period which is not a whole number of years, the calculation in respect of the period of less than a full year must be made on the basis of such Day Count Fraction as may be specified in the Final Terms for the purposes of this Condition 15.5.

15.6	Instalments

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates specified in the applicable Final Terms. In the case of early redemption, the Early Redemption Amount will be determined under Condition 15.5 (“Calculation of Early Redemption Amounts”).

15.7	Partly Paid Notes

Partly Paid Notes will be redeemed at maturity in accordance with the provisions of the applicable Final Terms. In the case of Early Redemption, the Early Redemption Amount will be determined under Condition 15.5 (“Calculation of Early Redemption Amounts”).

15.8	Effect of notice of redemption

Any notice of redemption given under this Condition 15 (“Redemption”) is irrevocable and obliges the Issuer to redeem the Notes at the time and in the manner specified in the notice.

15.9	Purchase

The Issuer or any of its Subsidiaries may at any time purchase Notes in the open market or otherwise and at any price, provided that all unmatured Coupons are purchased with those Notes. If purchases are made by tender, tenders must be available to all Noteholders alike.

15.10	Cancellation

All Notes so redeemed or purchased by the Issuer or any of its Subsidiaries under Condition 15.9 (“Purchase”) (and any unmatured Coupons attached to or surrendered with them) will be cancelled forthwith and may not be reissued or resold.
Part 6 Payments

16	Payments
16.1	Method of payment

Except to the extent these Conditions provide otherwise:
(a)	payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese Yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the Principal Financial Centre of the country of such Specified Currency; and

(b)	payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.
16.2	Payments in U.S. dollars

Despite any Condition, if any amount of principal or interest in respect of Bearer Notes is payable in U.S. dollars, those U.S. dollar payments of principal or interest in respect of those Notes may be made at the Specified Office of a Paying Agent in the United States if:
(a)	the Issuer has appointed Paying Agents with Specified Offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such Specified Offices outside the United States of the full amount of principal and interest on the Bearer Notes in the manner provided above when due;

(b)	payment of the full amount of that principal and interest at all those Specified Offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

(c)	the payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.
16.3	Payments subject to fiscal laws

Payments will be subject in all cases to all applicable fiscal or other laws and regulations in the place of payment, but without prejudice to the provisions of Condition 20 (“Taxation”).

16.4	Payments on business days

If the date for payment of any amount in respect of any Note is not a Payment Business Day, the Noteholder is not entitled to payment until the next following Payment Business Day in the relevant place and is not entitled to further interest or other payment in respect of such delay.
17	Payments in respect of Definitive Bearer Notes
17.1	Presentation of Definitive Bearer Notes, Receipts and Coupons

Payments of:
(a)	principal in respect of a Definitive Bearer Note will be made only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the Definitive Bearer Note;

(b)	interest in respect of a Definitive Bearer Note will be made only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of a Coupon;

(c)	instalments of principal in respect of a Definitive Bearer Note, other than the final instalment, will be made against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt and the presentation of the Definitive Bearer Note to which it appertains; and

(d)	the final instalment of principal in respect of a Definitive Bearer Note will be made only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the Definitive Bearer Note.
Each Definitive Bearer Note, Receipt, and Coupon which is required to be presented under these Conditions must be presented at the Specified Office of any Paying Agent outside the United States.

17.2	Validity of Receipts

Receipts presented without the Definitive Bearer Note to which they appertain do not constitute valid obligations of the Issuer.

17.3	Unmatured Receipts

When a Definitive Bearer Note becomes due and repayable, all unmatured Receipts relating to it (whether or not attached) are void and no payment is required to be made in respect of them.

17.4	Fixed Rate Notes and unmatured Coupons

Fixed Rate Notes in definitive bearer form must be presented for payment together with all unmatured Coupons appertaining to them (including Coupons falling to be issued on exchange of matured Talons).

If any unmatured Coupons are not presented for payment in accordance with this Condition 17.4:

(a)	the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of that missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment; and

(b)	each amount of principal deducted under paragraph (a) will be paid against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date in respect of such principal (whether or not that Coupon would otherwise have become void under Condition 21 (“Time limit for claims”)) or, if later, five years from the date on which that Coupon would otherwise have become due.
17.5	Fixed Rate Notes and unmatured Talons

If a Fixed Rate Note in definitive bearer form becomes due and repayable before its Maturity Date, all unmatured Talons appertaining to it are void and no further Coupons will be issued in respect of them.

17.6	Other Definitive Bearer Notes and unmatured Coupons and Talons

When any Floating Rate Notes or Variable Note in definitive bearer form becomes due and repayable, all unmatured Coupons and Talons relating to it (whether or not attached) are void and no payment or, as the case may be, exchange for further Coupons may be made in respect of them.

If the due date for redemption of any Definitive Bearer Note is not an Interest Payment Date, any interest accrued in respect of that Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date is payable only against presentation and surrender of the relevant Definitive Bearer Note.

18	Payments in respect of Global Notes

18.1	Presentation of Global Note

Payments of principal and any interest in respect of Notes represented by any Global Note will be made:
(a)	against presentation or surrender, as the case may be, of that Global Note at the Specified Office of any Paying Agent outside the United States; and

(b)	otherwise in the manner specified in the relevant Global Note.
18.2	Records of payments

A record of each payment made against presentation or surrender of any Global Note, distinguishing between any payment of principal and any payment of interest, will be made on that Global Note by the Paying Agent to which it was presented and that record is prima facie evidence that the payment in question has been made.

18.3	Holders of Global Notes entitled to payments

The holder of a Global Note is the only person entitled to receive payments in respect of Notes represented by that Global Note and:
(a)	the Issuer is discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid; and

(b)	each person shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular principal amount of Notes represented by a Global Note must look solely to Euroclear or Clearstream Luxembourg, as the case may be, for that person’s share of each payment so made by the Issuer, or to the order of, the holder of such Global Note.

19	Payments in respect of Australian Domestic Notes and New Zealand Domestic Notes

19.1	Defined terms

In this Condition 19, “Note” means an Australian Domestic Note or a New Zealand Domestic Note, as the case may be.

19.2	Registrar is principal paying agent

The Registrar will act as principal paying agent for Notes under the Registry Services Agreement.

19.3	Method of payment — Notes in a Clearing System

If Notes are held in the Austraclear System or the Austraclear New Zealand System, payments of:
(a)	interest will be made to the person registered at the close of business on the relevant Record Date as the holder of such Note;

(b)	principal in respect of Australian Domestic Notes will be made to the persons registered at 10.00am on the payment date as the holder of such Notes; and

(c)	principal in respect of New Zealand Domestic Notes will be made to the persons registered as the holder of such Notes at the opening of business on the payment date, in each case by crediting on the relevant payment date the amount then due to the account of the Noteholder in accordance with the Austraclear Regulations or the Austraclear New Zealand Regulations, as the case may be.

19.4	Method of payment — Notes not in a Clearing System

If Notes are not held in the Austraclear System or the Austraclear New Zealand System, payments of:
(a)	interest will be made to the persons registered at the close of business on the relevant Record Date as the holders of such Notes; and

(b)	principal will be made to the persons registered at 10.00am on the payment date as the holder of such Notes, in each case subject in all cases to normal banking practice and all applicable laws and regulations.

Payment will be made:
(c)	by cheques despatched by post on the relevant payment date at the risk of the Noteholder; or

(d)	at the option of the Noteholder by the Registrar giving irrevocable instructions for the effecting of a transfer of the relevant funds to an account in Australia or New Zealand, as the case may be, specified by the Noteholder to the Registrar; or

(e)	in any other manner in which the Registrar and the Noteholder agree.
In the case of payments made by electronic transfer, payments will for all purposes be taken to be made when the Registrar gives irrevocable instructions for the making of the relevant payment by electronic transfer, being instructions which would be reasonably expected to result, in the ordinary course of banking business, in the funds transferred reaching the account of the Noteholder on the same day as the day on which the instructions are given.

If a cheque posted or an electronic transfer for which irrevocable instructions have been given by the Registrar is shown, to the satisfaction of the Registrar, not to have reached the Noteholder and the Registrar is able to recover the relevant funds, the Registrar may make such other arrangements as it thinks fit for the effecting of the payment.

20	Taxation

20.1	No set-off, counterclaim or deductions

All payments in respect of the Notes must be made in full without set-off or counterclaim, and without any withholding or deduction in respect of Taxes unless required by law.

20.2	Withholding tax

If a law requires the Issuer to withhold or deduct an amount in respect of Taxes from a payment in respect of the Notes such that the Noteholder would not actually receive on the due date the full amount provided for under the Notes, then:
(a)	the Issuer agrees to withhold or deduct the amount for the Taxes (and any further withholding or deduction applicable to any further payment due under paragraph (b) below); and

(b)	subject to Condition 20.3 (“Withholding tax exemptions”), if the amount deducted or withheld is in respect of Taxes imposed or levied by or on behalf of the Commonwealth of Australia or any political subdivision of it, an additional amount is payable so that, after making the deduction and further withholding or deductions applicable to additional amounts payable under this paragraph (b), the Noteholder is entitled to receive (at the time the payment is due) the amount it would have received if no withholding or deductions had been required.
20.3	Withholding tax exemptions

Condition 20.2(b) will not apply in relation to any payments in respect of any Note:
(a)	to a Noteholder (or a third party on its behalf) who is liable to such Taxes in respect of that Note by reason of its having some connection with the Commonwealth of Australia or its territories, other than:
(i)	the mere holding of such Note; or

(ii)	receipt of payment in respect of it provided that such Noteholder shall not be regarded as being connected with the Commonwealth of Australia for the reason that such Noteholder is a resident of the Commonwealth of Australia within the meaning of the Tax Act where, and to the extent that, such tax is payable under section 128B(2A) of the Tax Act; or
(b)	more than 30 days after the Relevant Date except to the extent that a Noteholder would have been entitled to additional amounts under Condition 20.2(b) on presenting the same, or making demand, for payment on the last day of the period of 30 days; or

(c)	on account of Taxes which are payable by reason of the Noteholder being an associate of the Issuer for the purposes of section 128F of the Tax Act; or

(d)	on account of Taxes which are payable to, or to a third party on behalf of, a Noteholder who could lawfully avoid (but has not so avoided) such deduction or withholding by complying or procuring that any third party complies with any statutory requirements or by making or procuring that any third party makes a declaration of non-residence or other similar claim for exemption to the Issuer or its agent or any tax authority where (in the case of Bearer Notes) the relevant Note is presented for payment or (in the case of Registered Notes) where the demand for payment is made; or

(e)	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(f)	which is presented for payment by or on behalf of a Noteholder who would have been able to avoid such withholding or deduction by presenting the relevant Note to another Paying Agent in a Member State of the EU; or

(g)	in such other circumstances as may be specified in the Final Terms.
20.4	New Zealand resident withholding tax exemptions

Each holder of a New Zealand Domestic Note who holds a certificate of exemption from New Zealand resident withholding tax under section NF 9 of the Income Tax Act 1994 (N.Z.) or section NF9 of the Income Tax Act 2004 (N.Z.) must provide to the Issuer or the New Zealand Registrar either the original or a certified copy of that certificate, unless the holder is a registered bank under the Reserve Bank of New Zealand Act 1989.

The Issuer and the New Zealand Registrar may treat the holder of a New Zealand Domestic Note as not holding a certificate of exemption if:
(a)	the holder fails to comply with the above; or

(b)	the Issuer is otherwise not satisfied that the holder holds such a certificate.
The Issuer may require the holder of a New Zealand Domestic Note who claims any exemption from New Zealand non-resident withholding tax to provide such evidence as the Issuer may require to satisfy itself that the holder of a New Zealand Domestic Note has a right to any such exemption.
21	Time limit for claims

21.1	Time limit

A claim against the Issuer for a payment under a Note, Receipt or Coupon (which in this Condition 21.1, does not include a Talon) is void unless presented for payment within 10 years (in the case of principal) and five years (in the case of interest) from the Relevant Date.

21.2	Discharge of Issuer

The Issuer is discharged from its obligation to make a payment in respect of a Registered Note to the extent that:
(a)	the relevant Registered Note certificate (if any) has not been surrendered to the Registrar within; or

(b)	a cheque which has been duly despatched in the Specified Currency remains uncashed at the end of the period of:
10 years (in the case of principal) and five years (in the case of interest) from the Relevant Date.

21.3	Void payments

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void under these Conditions.

Part 7 Default

22	Events of Default

22.1	Event of Default

An Event of Default occurs in relation to a Series of Notes if:

(a)	(payment default ) the Issuer does not pay any amount in respect of the Notes of the relevant Series or any of them within five Business Days of the due date for payment; or

(b)	(other default ) the Issuer does not comply with its other obligations under or in respect of the Notes of the relevant Series and, if the non-compliance can be remedied, does not remedy the non-compliance within 30 days after written notice requiring such default to be remedied has been delivered to the Issuer by a Noteholder; or

(c)	(cross default ) any indebtedness in excess of A$50,000,000 (or its equivalent in any other currency) of the Issuer in respect of money borrowed or raised is not paid within 10 Business Days of:
(i)	its due date; or

(ii)	the end of any applicable period of grace,
whichever is the later; or
(d)	(representation or warranty) a representation or warranty made or taken to be made by the Issuer in accordance with the Notes is found or is notified by the Issuer to be incorrect or misleading in a respect which would, or would be likely to, have the result of making the Issuer unable to meet its payment obligations under the Notes when due or within any applicable period of grace; or

(e)	(insolvency) an Insolvency Event occurs in respect of the Issuer; or

(f)	(administration) a controller (as defined in the Corporations Act) is appointed in respect of a substantial part of the property of the Issuer; or

(g)	(obligations unenforceable) any of the Notes, the Deed of Covenant, the Australian Note Deed Poll or the New Zealand Note Deed Poll is or becomes wholly or partly void, voidable or unenforceable.
22.2	Associated definition

In Condition 22.1 (“Event of Default”):

“Insolvency Event” means the happening of any of these events:
(a)	except to reconstruct or amalgamate while solvent, the Issuer enters into, or resolves to enter into, a scheme of arrangement, deed of company arrangement or composition with, or assignment for the benefit of, all or any class of its creditors, or proposes a reorganisation, moratorium or other administration involving any of them; or

(b)	the Issuer resolves to wind itself up or otherwise dissolve itself, except to reconstruct or amalgamate while solvent or an order is made by an Australian court that the Issuer be wound up or the Issuer is otherwise wound up or dissolved; or

(c)	the Issuer is or states that it is unable to pay its debts when they fall due; or

(d)	execution or other process issued on a judgment, decree or order of an Australian court in favour of a creditor of the Issuer for a monetary amount in excess of A$50,000,000 (or its equivalent in any other currency) is returned wholly or partly unsatisfied.
22.3	Consequences of an Event of Default

If any Event of Default occurs and is subsisting in relation to the Notes of any Series or any of them, a Noteholder in that Series may by written notice addressed to the Issuer and delivered to the Issuer (with a copy to the relevant Agent) declare such Note to be immediately due and payable where upon it should become immediately due and payable at its Final Redemption Amount (together with all accrued interest (if any)) applicable to each Note held by the Noteholder to be due and payable immediately or on such other date specified in the notice.

Part 8 General

23	Agents

23.1	Role of Agents

In acting under the relevant Agency Agreement and in connection with the Notes, the Paying Agents act solely as agents of the Issuer and do not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders.

23.2	Appointment and replacement of Agents

The initial Paying Agents and their initial Specified Offices are listed below. The initial Calculation Agent (if any) is specified in the relevant Final Terms. Subject to Condition 23.3 (“Required Agents”), the Issuer reserves the right at any time to vary or terminate the appointment of any Paying Agent and to appoint a successor fiscal agent or Calculation Agent and additional or successor paying agents.

23.3	Required Agents

The Issuer shall:
(a)	at all times maintain a Euro Fiscal Agent and (for so long as there are any Australian Domestic Notes Outstanding) an Australian Registrar and (for so long as there are any New Zealand Domestic Notes Outstanding) a New Zealand Registrar;

(b)	if a Calculation Agent is specified in the relevant Final Terms, at all times maintain a Calculation Agent;

(c)	if and for so long as the Notes are admitted to the Official List of the Financial Services Authority in its capacity as competent authority for the purposes of Part VI of FSMA and to trading on the Market and admitted to listing, trading and/or quotation by any other listing authority, stock exchange and/or quotation system, maintain a Paying Agent having its Specified Office in London and/or in such other place as may be required by such listing authority, stock exchange and/or quotation system; and

(d)	maintain a Paying Agent in an EU member state that will not be obligated to withhold or deduct tax pursuant to European Council Directive 2003/481EC or any law implementing or complying with that Directive.
Notice of any change in any of the Paying Agents or in their Specified Offices shall promptly be given to the Noteholders.

24	Replacement of lost or damaged Notes and Coupons

If any Note or Coupon is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the Specified Office of:
(a)	the Euro Fiscal Agent; and

(b)	if the Notes are then listed on any listing authority, stock exchange and/or quotation system which requires the appointment of a Paying Agent in any particular place, the Paying Agent having its Specified Office in the place required by such listing authority, stock exchange and/or quotation system), subject to all applicable laws and listing authority, stock exchange and/or quotation system requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer and the relevant Agent may reasonably require. Mutilated or defaced Notes or Coupons must be surrendered before replacements will be issued.

25	Meetings of Noteholders

25.1	Meetings provisions

The Meetings Provisions contain provisions (which have effect as if incorporated in these Conditions) for convening meetings of the Noteholders of any Series to consider any matter affecting their interest, including the modification of these Conditions and the Deed of Covenant insofar as the same may apply to such Notes.

Any such modification may be made if sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the Issuer and must be convened by the Issuer upon the request in writing of Noteholders holding not less than 10% of the aggregate principal amount of the outstanding Notes. The quorum at any meeting convened to vote on an Extraordinary Resolution will be two or more persons holding or representing more than 50% of the aggregate principal amount of the outstanding Notes or, at any adjourned meeting, two or more persons being or representing Noteholders whatever the principal amount of the Notes held or represented. However, Reserved Matters may only be sanctioned by an Extraordinary Resolution passed at a meeting of Noteholders at which two or more persons holding or representing not less than 75% or, at any adjourned meeting, 25% of the aggregate principal amount of the outstanding Notes form a quorum. Any Extraordinary Resolution duly passed at any such meeting is binding on all the Noteholders, whether present or not.

In addition, a resolution in writing signed by or on behalf of all Noteholders who for the time being are entitled to receive notice of a meeting of Noteholders will take effect as if it were an Extraordinary Resolution. Such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Noteholders.

25.2	Resolutions binding

An Extraordinary Resolution passed at any meeting of the Noteholders of any Series is binding on all Noteholders of such Series, whether or not they are present at the meeting, and on all Couponholders relating to Notes of such Series.

26	Variation

26.1	Variation of Notes and Conditions

The Notes, these Conditions and any Program Document may be amended without the consent of the Noteholders or the Couponholders to correct a manifest error.

26.2	Variation of Program Documents

The parties to any Program Document may agree to modify any provision of it, but the Issuer is not permitted to make, and may not agree, to any such modification without the consent of the Noteholders unless:
(a)	it is of a formal, minor or technical nature; or

(b)	it is made to correct a manifest error; or

(c)	it is, in the opinion of such parties, not materially prejudicial to the interests of the Noteholders.
26.3	Notice

Notice of any amendment or variation of the Notes, these Conditions or any Program Document shall promptly be given to the Noteholders.

27	Further issues

The Issuer may from time to time, without the consent of the Noteholders or the Couponholders, create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Notes of any particular Series.
28	Notices to Noteholders

28.1	Form

A notice or other communication in connection with a Note to the Noteholder must be in writing and:
(a)	if the Note is a Bearer Note, it may be given, and as long as the Notes are listed on the Official List and admitted to trading on the Market it will be given, in an advertisement published in the Financial Times or if such publication is not practical, in a leading English daily newspaper having general circulation in Europe or (if permitted by the relevant listing authority, stock exchange and/or quotation system) in the case of Notes represented by a Temporary Global Note or Permanent Global Note, it may be delivered to Euroclear and Clearstream, Luxembourg, or any other relevant Clearing System for communication by them to the persons shown in their respective records as having interests in those Notes; or

(b)	if the Note is an Australian Domestic Note, it may be given in an advertisement published in The Australian Financial Review or any other newspaper or newspapers circulating in Australia generally; or

(c)	if the Note is a New Zealand Domestic Note, it may be given in an advertisement published in each of the New Zealand Herald and The Dominion Post or any other newspaper or newspapers circulating in New Zealand generally; or

(d)	if the Note is a Registered Note (including an Australian Domestic Note or a New Zealand Domestic Note) by being sent by prepaid post (airmail if appropriate) or left at the address of each Noteholder or any relevant Noteholder as shown in the relevant Register at the close of business on the day which is three Business Days prior to the dispatch of the relevant notice or communication; or

(e)	if the Final Terms for the Note specifies an additional or alternate newspaper then by publication in that newspaper.
28.2	When effective

A notice given in accordance with Condition 28.1 (“Form”) will be taken to be duly given:
(a)	in the case of publication in a newspaper, on the date of first such publication has been made in all the required newspapers; or

(b)	in the case of delivery to Euroclear, Clearstream, Luxembourg or another Clearing System, on the fourth weekday after the date of such delivery; or

(c)	in the case of Registered Notes:
(i)	in the case of a letter, on the fifth day after posting; and

(ii)	in the case of a facsimile, on receipt by the sender of a successful transmission report; and

(iii)	in the case of publication in a newspaper, on the date of publication (or if required to be published in more than one newspaper, on the first date on which publication shall have been made in all the required newspapers).

28.3	Couponholders

Couponholders are taken for all purposes to have notice of the contents of any notice given to the Noteholders.

29	Redenomination, renominalisation and reconventioning

29.1	Application

This Condition 29 (“Redenomination, renominalisation and reconventioning”) applies to the Notes only if the relevant Final Terms states that it applies.

29.2	Notice of redenomination

If the country of the Specified Currency becomes, or announces its intention to become, a Participating Member State, the Issuer may, without the consent of the Noteholders on giving at least 30 days’ prior notice to the Noteholders and the Paying Agents, designate a date (“Redenomination Date”), being an Interest Payment Date under the Notes falling on or after the date on which such country becomes a Participating Member State.

29.3	Redenomination

Notwithstanding the other provisions of these Conditions, with effect from the Redenomination Date:
(a)	the Notes are taken to be redenominated into euro in the denomination of euro 0.01 with a principal amount for each Note equal to the principal amount of that Note in the Specified Currency, converted into euro at the rate for conversion of such currency into euro established by the Council of the European Union pursuant to the Treaty (including compliance with rules relating to rounding in accordance with European Community regulations). However, if the Issuer determines, with the agreement of the Euro Fiscal Agent that the then market practice in respect of the redenomination into euro 0.01 of internationally offered securities is different from that specified above, such provisions will be taken to be amended so as to comply with such market practice and the Issuer must promptly notify the Noteholders, each stock exchange (if any) on which the Notes are then listed and the Paying Agents of such deemed amendments;

(b)	if Notes have been issued in definitive form:
(i)	all unmatured Coupons denominated in the Specified Currency (whether or not attached to the Notes) will become void with effect from the date (“Euro Exchange Date”) on which the Issuer gives notice (“Euro Exchange Notice”) to the Noteholders that replacement Notes and Coupons denominated in euro are available for exchange (provided that such Notes and Coupons are available) and no payments will be made in respect thereof;

(ii)	the payment obligations contained in all Notes denominated in the Specified Currency will become void on the Euro Exchange Date but all other obligations of the Issuer thereunder (including the obligation to exchange such Notes in accordance with this Condition 29) shall remain in full force and effect; and

(iii)	new Notes and Coupons denominated in euro will be issued in exchange for Notes and Coupons denominated in the Specified Currency in such manner as the Fiscal Agent may specify and as shall be notified to the Noteholders in the Euro Exchange Notice; and
(c)	all payments in respect of the Notes (other than, unless the Redenomination Date is on or after such date as the Specified Currency ceases to be a sub -division of the euro, payments of interest in respect of periods commencing before the Redenomination Date) will be made solely in euro by cheque drawn on, or by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) maintained by the payee with, a bank in the Principal Financial Centre.

29.4	Interest

Following redenomination of the Notes pursuant to this Condition 29, where Notes have been issued in definitive form, the amount of interest due in respect of the Notes will be calculated by reference to the aggregate principal amount of the Notes presented (or, as the case may be, in respect of which Coupons are presented) for payment by the relevant holder.

29.5	Interest Determination Date

If the Floating Rate Note Provisions are specified in the relevant Final Terms as being applicable and Screen Rate Determination is specified in the relevant Final Terms as the manner in which the Rate(s) of Interest is/are to be determined, with effect from the Redenomination Date the Interest Determination Date shall be taken to be the second Target Settlement Day before the first day of the relevant Interest Period.

30	Governing law and jurisdiction

30.1	Governing law

The Bearer Notes are governed by, and shall be construed in accordance with, English law. The Australian Domestic Notes are governed by and shall be construed in accordance with the law of the Australian Capital Territory. The New Zealand Domestic Notes are governed by and shall be construed in accordance with the law of New Zealand (each of these laws being the law of a “Relevant Jurisdiction”).
30.2	Jurisdiction

The Issuer agrees for the benefit of the Noteholders that the courts of the Relevant Jurisdiction have jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with the Notes (respectively, “Proceedings” and “Disputes”) and, for such purposes, irrevocably submits to the jurisdiction of such courts.

30.3	Appropriate forum

The Issuer irrevocably waives any objection which it might now or hereafter have to the courts of the Relevant Jurisdiction being nominated as the forum to hear and determine any Proceedings and to settle any Disputes, and agrees not to claim that any such court is not a convenient or appropriate forum.

30.4	Process agent — England

The Issuer agrees that the process by which any Proceedings in England are begun may be served on it by being delivered to Telstra Corporation Limited at 50-52 Paul Street, London EC2A 4LB or at any address of the Issuer in England at which process may be served on it in accordance with Part XXIII of the Companies Act 1985. If such person is not or ceases to be effectively appointed to accept service of process on the Issuer’s behalf, the Issuer agrees, on the written demand of any Noteholder addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Euro Fiscal Agent, appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, any Noteholder shall be entitled to appoint such a Person by written notice addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Euro Fiscal Agent. Nothing in this paragraph affects the right of any Noteholder to serve process in any other manner permitted by law.

30.5	Process agent — New Zealand

The Issuer agrees that the process by which any Proceedings in New Zealand are begun may be served on it by being delivered to General Counsel, TelstraClear Limited, Smales Farm Office Park, corner Northcote and Taharato Road, Takapuna, Auckland or any other manner permitted by the laws of New Zealand.

30.6	Non-exclusivity

The submission to the jurisdiction of the courts of a Relevant Jurisdiction does not (and shall not be construed so as to) limit the right of any Noteholder to take Proceedings in any other court of competent jurisdiction, nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by law.

31	Third party rights

No person has any rights to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999 of the United Kingdom.

32	Interpretation

32.1	Definitions

In these Conditions, the following expressions have the following meanings:

Accrual Yield has the same meaning as in the relevant Final Terms.

Additional Business Centre(s) means each city specified as such in the relevant Final Terms.

Additional Financial Centre(s) means each city specified as such in the relevant Final Terms.

Agency Agreement means:
(a)	the Euro Fiscal Agency Agreement;

(b)	the Australian Registry Services Agreement;

(c)	the New Zealand Registry Services Agreement; and

(d)	such other agency agreement as the Issuer may enter into in relation to an issue of Notes under the Program.
Agent means the Euro Fiscal Agent, each Registrar, each Paying Agent, each Calculation Agent and includes any successor, substitute or additional agent appointed under an Agency Agreement from time to time.
Austraclear means Austraclear Limited (ABN 94 002 060 773).
Austraclear New Zealand Regulations means the regulations known as the “Austraclear New Zealand System Rules” established by the Reserve Bank of New Zealand to govern the use of the Austraclear New Zealand System.
Austraclear New Zealand System means the system operated by the Reserve Bank of New Zealand in New Zealand for holding securities and electronic recording and settling of transactions in those securities between members of that system.
Austraclear Regulations means the regulations known as the “Regulations and Operating Manual” established by Austraclear to govern the use of the Austraclear System.
Austraclear System means the system operated by Austraclear in Australia for holding securities and electronic recording and settling of transactions in those securities between members of that system.
Australian Domestic Note means a medium term registered debt obligation of the Issuer constituted by, and owing under the Australian Note Deed Poll, the details of which are recorded in, and evidenced by, inscription in, the Australian Note Register.

Australian Note Deed Poll means any Australian note deed poll so entitled made by the Issuer in favour of Noteholders in relation to the Program.
Australian Register means a register, including any branch register, of Noteholders of Australian Domestic Notes established and maintained by or on behalf of the Issuer.
Australian Registrar means in relation to Australian Domestic Notes, Austraclear Services Limited (ABN 28 003 284 419) or such other person appointed by the Issuer pursuant to the Australian Registry Services Agreement to maintain the relevant Register in relation to Australian Domestic Notes and perform such payment and other duties as specified in that agreement.
Australian Registry Services Agreement means the agreement titled “Agency and Registry Services Agreement” between the Issuer and Austraclear Services Limited dated 31 October 2001 in relation to the Australian Domestic Notes.
Bearer Note means a Note which is in bearer form.
Business Day means:
(a)	in relation to any sum payable in euro, a TARGET Settlement Day and a day on which commercial banks and foreign exchange markets settle payments generally in each (if any) Additional Financial Centre; and

(b)	in relation to any sum payable in Australian dollars, a day which banks are open for general banking business in Sydney and Melbourne and in each Additional Financial Centre (if any) (not being a Saturday, Sunday or public holiday in that place);

(c)	in relation to any sum payable in New Zealand dollars, a day which banks are open for general banking business in Wellington and Auckland and in each Additional Financial Centre (if any) (not being a Saturday, Sunday or public holiday in that place); and

(d)	in relation to any sum payable in any other currency, a day on which commercial banks and foreign exchange markets settle payments and are open for general business in the Principal Financial Centre of the relevant currency and in each (if any) Additional Financial Centre.
Business Day Convention means a convention for adjusting any date if it would otherwise fall on a day that is not a Business Day and the following Business Day Conventions, where specified in the Final Terms, in relation to any date applicable to any Note, have the following meanings:
(a)	Following Business Day Convention means that the date is postponed to the first following day that is a Business Day;

(b)	Modified Following Business Day Convention or Modified Business Day Convention means that the date is postponed to the first following day that is a Business Day unless that day falls in the next calendar month in which case that date is the first preceding day that is a Business Day;

(c)	Preceding Business Day Convention means that the date is brought forward to the first preceding day that is a Business Day;

(d)	FRN Convention, Floating Rate Convention or Eurodollar Convention means that the date which numerically corresponds to the preceding date in the calendar month which is the number of months specified in the relevant Final Terms as the Specified Period after the calendar month in which the preceding date occurred, provided however:
(i)	if there is no such numerically corresponding day in the calendar month in which that date should occur, then that date is the last day which is a Business Day in that calendar month;

(ii)	if any such date would otherwise fall on a day which is not a Business Day, the date is postponed to the next following day which is a Business Day unless that day falls in the next calendar month, in which case the date is brought forward to the first preceding day which is a Business Day; and
(iii)	if the preceding date occurred on the last day in a calendar month which was a Business Day, then all subsequent such dates will be the last day which is a Business Day in the calendar month which is the specified number of months after the calendar month in which the preceding such date occurred; and
(e)	No Adjustment means that the relevant date shall not be adjusted in accordance with any Business Day Convention.
Calculation Agent means the Euro Fiscal Agent or any other person specified in the relevant Final Terms as the party responsible for calculating the Interest Rate and the amount of interest payable in respect of that Note for that Interest Period or such other amount(s) as may be specified in the relevant Final Terms.
Clearing System means Euroclear, Clearstream, Luxembourg, the Austraclear System, the Austraclear New Zealand System and any other clearing system designated as such in a relevant Final Terms.
Clearstream, Luxembourg means Clearstream Banking, société anonyme.
Common Depositary means, in relation to a Series of Notes, the common depositary for Euroclear and Clearstream, Luxembourg.
Condition means the correspondingly numbered condition in these terms and conditions.
Corporations Act means the Corporations Act 2001 of Australia.
Coupon means a bearer interest coupon appertaining to a Definitive Note (other than a Zero Coupon Note) in or substantially in the form set out in the Euro Fiscal Agency Agreement, or in such other form as may be agreed between the Issuer and the Euro Fiscal Agent.
Couponholders means, in respect of a Series, the holders of the Coupons and includes, where applicable, the Talonholders.
Day Count Fraction means, in respect of the calculation of an amount for any period of time (“Calculation Period”), the day count fraction specified in these Conditions or the relevant Final Terms and:
(a)	if “Actual/Actual (ISMA)” is so specified, means:
(i)	where the Calculation Period is equal to or shorter than the Regular Period during which it falls, the actual number of days in the Calculation Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods normally ending in any year; and

(ii)	where the Calculation Period is longer than one Regular Period, the sum of:
(A)	the actual number of days in such Calculation Period falling in the Regular Period in which it begins divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year; and

(B)	the actual number of days in such Calculation Period falling in the next Regular Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods normally ending in any year;
(b)	if “Actual/365” or “Actual/Actual (ISDA)” is so specified, means the actual number of days in the Calculation Period divided by 365 (or, if any portion of the Calculation Period falls in a leap year, the sum of:

(i)	the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366; and

(ii)	the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);
(c)	if “Actual/365 (Fixed)” is so specified, means the actual number of days in the Calculation Period divided by 365;

(d)	if “Actual/360” is so specified, means the actual number of days in the Calculation Period divided by 360;

(e)	if “30/360” is so specified, means the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months unless:
(i)	the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day is not considered to be shortened to a 30-day month; or

(ii)	the last day of the Calculation Period is the last day of the month of February, in which case the month of February is not considered to be lengthened to a 30-day month);
(f)	if “30E/360” or “Eurobond Basis” is so specified means, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of the final Calculation Period, the date of final maturity is the last day of the month of February, in which case the month of February is not considered to be lengthened to a 30-day month);

(g)	if “RBA Bond Basis” or “Australian Bond Basis” is so specified, means one divided by the number of Interest Payment Dates in a year;

(h)	if “NZ Govt Bond Basis” is so specified, means one divided by the number of Interest Payment Dates in a year; and

(i)	any other Day Count Fraction specified in the relevant Final Terms.
Deed of Covenant means any deed of covenant so entitled made by the Issuer in connection with the Program.
Definitive Bearer Note means a Bearer Note issued in definitive form in or substantially in the form set out in the Euro Fiscal Agency Agreement and having, where appropriate, Coupons, Talons or Receipts attached on issue in definitive form.
Directive means:
(a)	a law; or

(b)	a treaty, an official directive, request, regulation, guideline or policy (whether or not having the force of law).
Dual Currency Note means a Note in respect of which payments of principal or interest or both are made or to be made in such different currencies, and at rates of exchange calculated upon such basis or bases as indicated in the applicable Final Terms.
Early Redemption Amount (Call) means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Final Terms.

Early Redemption Amount (Put) means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Final Terms.
Early Redemption Amount (Tax) means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Final Terms.
Early Redemption Date (Call) means the date so described in the relevant Final Terms.
Early Redemption Date (Put) means the date so described in the relevant Final Terms.
Early Termination Amount means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, these Conditions or the relevant Final Terms.
EEA means the European Economic Area.
EEA State means a Member State of the EEA which has implemented the Prospectus Directive.
EU means the European Union.
Euro Fiscal Agency Agreement means the euro fiscal agency agreement so entitled dated 31 October 2001, as amended and restated on 15 October 2002, supplemented on 14 November 2003 and amended on 23 September 2005 between the Issuer and Deutsche Bank AG, London Branch and Deutsche Bank Luxembourg S.A.
Euro Fiscal Agent means, in relation to any Notes, the person appointed to act as issuing and principal paying agent, or any successor issuing and principal paying agent appointed, under the Euro Fiscal Agency Agreement and/or such other issuing and paying agent in relation to any Notes as may from time to time be appointed by the Issuer.
Euroclear means Euroclear Bank S.A./N.V., as operator of the Euroclear System.
Euro Note means any Note admitted to trading on an exchange in the EEA or offered to the public in an EEA State in a manner that requires the publication of a prospectus under the Prospectus Directive. “Offered to the public” means, for the purposes of this definition, the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that EEA State by any measure implementing the Prospectus Directive in that EEA State.
Event of Default means an event so described in Condition 22.
Extraordinary Resolution has the meaning given in the Meetings Provisions of the Euro Fiscal Agency Agreement, the Australian Note Deed Poll or other relevant Program Document.
Final Redemption Amount means, in respect of any Note, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Final Terms.
Final Terms means, in respect of a Tranche, a Final Terms specifying the relevant issue details for that Tranche.
Financial Services and Markets Act means the Financial Services and Markets Act 2000 of the United Kingdom.
Fixed Coupon Amount has the meaning given in the relevant Final Terms.
Fixed Rate Note means a Note on which interest is calculated at a fixed rate payable in arrears on a fixed date or fixed dates in each year and on redemption or on such other dates as indicated in the applicable Final Terms.

Floating Rate Note means a Note on which interest is calculated at a floating rate payable 1, 2, 3, 6, or 12 monthly or in respect of such other period or on such date(s) as specified in the applicable Final Terms.
Global Note means a Temporary Global Note or, as the context may require, a Permanent Global Note.
Index Linked Interest Note means a Note in respect of which the amount payable in respect of interest is calculated by reference to an index or a formula or both as specified in the applicable Final Terms.
Index Linked Note means an Index Linked Interest Note or an Index Linked Redemption Amount Note, as the case may be.
Index Linked Redemption Amount Note means a Note in respect of which the amount payable in respect of principal is calculated by reference to an index or a formula or both as specified in the applicable Final Terms.
Instalment Amount means the amount so described in the relevant Final Terms.
Instalment Date means the date so described in the relevant Final Terms.
Instalment Note means a Note in respect of which the principal amount is payable in one or more instalments, as specified in the applicable Final Terms.
Interest Commencement Date means the Issue Date of the Notes or any other date so described in the relevant Final Terms.
Interest Determination Date means the date so described in the relevant Final Terms.
Interest Payment Date means each date so described in, or determined in accordance with, the relevant Final Terms and, if a Business Day Convention is specified in the relevant Final Terms:
(a)	as adjusted in accordance with the relevant Business Day Convention; or

(b)	if the Business Day Convention is the FRN Convention, Floating Rate Convention or Eurodollar Convention and an interval of a number of calendar months is specified in the relevant Final Terms as being the Specified Period, each of such dates as may occur in accordance with the FRN Convention, Floating Rate Convention or Eurodollar Convention at such Specified Period of calendar months following the Interest Commencement Date (in the case of the first Interest Payment Date) or the previous Interest Payment Date (in any other case).
Interest Period means each period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next Interest Payment Date. However:
(a)	the first Interest Period commences on (and includes) the Interest Commencement Date; and

(b)	the final Interest Period ends on (but excludes) the Maturity Date.
Interest Rate means each rate of interest (expressed as a percentage per annum) payable in respect of the Notes specified in the relevant Final Terms or calculated or determined in accordance with the provisions of these Conditions or the relevant Final Terms.
ISDA Definitions means the 2000 ISDA Definitions (as supplemented, amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series) published by the International Swaps and Derivatives Association, Inc.
Issue Date means the date on which a Note is, or is to be issued, as specified or determined in accordance with the relevant Final Terms.

Issue Price means, in respect of a Note, the price at which such Note is issued as agreed between the Issuer and the relevant Dealers.
Issuer means Telstra Corporation Limited (ABN 33 051 775 556).
Margin means the margin specified in, or determined in accordance with, the relevant Final Terms.
Market means the London Stock Exchange’s Gilt-Edged and Fixed Income Market.
Maturity Date means, in relation to a Note, the date specified in the relevant Final Terms as the date for redemption of that Note or, in the case of an amortising Note, the date on which the last instalment of principal is payable.
Maximum Redemption Amount has the meaning given in the relevant Final Terms.
Meetings Provisions means the provisions for the convening of meetings of, and passing of resolutions by, Noteholders set out in the Euro Fiscal Agency Agreement, the Australian Note Deed Poll or such other Program Document as is specified from time to time.
Minimum Redemption Amount has the meaning given in the relevant Final Terms.
New Zealand Domestic Note means a medium term registered debt obligation of the Issuer constituted by, and owing under, the New Zealand Note Deed Poll, the details of which are recorded and evidenced by inscription in, the New Zealand Register.
New Zealand Note Deed Poll means any New Zealand note deed poll so entitled made by the Issuer in favour of Noteholders in connection with the Program.
New Zealand Register means a register, including any branch register, of Noteholders of New Zealand Domestic Notes established and maintained by or on behalf of the Issuer.
New Zealand Registrar means, in relation to New Zealand Domestic Notes, Computershare Investor Services Limited or such other person appointed by the Issuer pursuant to the New Zealand Registry Services Agreement to maintain the relevant Register in relation to New Zealand Notes and perform such payment and other duties as specified in that agreement.
New Zealand Registry Services Agreement means the agreement between the Issuer and the New Zealand Registrar in relation to New Zealand Domestic Notes, titled “New Zealand Registry Services Agreement” executed on or about 15 October 2002.
Note means an Australian Domestic Note, a New Zealand Domestic Note, or any negotiable bearer or registered bond, note or other debt instrument issued, or to be issued, under the Program.
Noteholder means, in respect of a Note:
(a)	the bearer for the time being of an outstanding Bearer Note, Coupon, Talon or Receipt; or

(b)	the person whose name is entered in the Register as the holder of a Registered Note; or

(c)	where there are joint holders of a Registered Note, the persons whose names appear in the Register as joint holders of the Note; or

(d)	for avoidance of doubt where a Global Note is entered into a Clearing System, the operator of that Clearing System or the Common Depositary, as the case may be.
Outstanding means in relation to the Notes of all or any Series, all of the Notes of such Series other than:
(a)	Notes which have been redeemed or satisfied in full by the Issuer; or

(b)	Notes for the payment of which funds equal to their aggregate outstanding principal amount are on deposit with the relevant Paying Agent on terms which prohibit the return of those Notes or in respect of which the relevant Paying Agent holds an irrevocable direction to apply funds in repayment of Notes to be redeemed on that day; or

(c)	Notes which have been purchased or cancelled in accordance with Condition 15.10 (“Cancellation”); or

(d)	Notes in respect of which a Noteholder is unable to make a claim as a result of the operation of Condition 21 (“Time limit for claims”); or

(e)	those mutilated or defaced Notes which have been surrendered and cancelled and in respect of which replacements have been issued under Condition 24 (“Replacement of lost or damaged Notes and Coupons”); or

(f)	any Temporary Global Note to the extent that it has been exchanged for a Permanent Global Note or a Definitive Bearer Note and any Permanent Global Note to the extent that it has been exchanged for Definitive Bearer Notes in each case pursuant to its provisions, these Conditions or any relevant Program Document.
Participating Member State means a Member State of the EU which adopts the euro as its lawful currency in accordance with the Treaty.
Partly Paid Note means a Note in relation to which the initial subscription moneys are payable to the Issuer in two or more instalments.
Paying Agent means, in relation to any Notes, the Euro Fiscal Agent, the Australian Registrar, the New Zealand Registrar and any person appointed to act as paying agent, or any successor paying agent, appointed under the Agency Agreement and such other paying agent in relation to any Notes as may from time to time be appointed by the Issuer.
Payment Business Day means:
(a)	if the currency of payment is euro, any day which is:
(i)	a day on which banks in the relevant place of presentation are open for presentation and payment of bearer debt securities and for dealings in euro; and

(ii)	a TARGET Settlement Day and a day on which dealings in euro may be carried on in each (if any) Additional Financial Centre; or
(b)	if the currency of payment is not euro, any day which is:
(i)	a day on which banks in the relevant place of presentation are open for presentation and payment of bearer debt securities and for dealings in foreign currencies; and

(ii)	in the case of payment by transfer to an account, a day on which dealings in foreign currencies may be carried on in the Principal Financial Centre of the currency of payment and in each (if any) Additional Financial Centre.
Permanent Global Note means a Global Note in permanent global form representing Bearer Notes of one or more Tranches of the same series in or substantially in the form set out in the Euro Fiscal Agency Agreement or in such other form as may be agreed between the Issuer, the Euro Fiscal Agent and the relevant Dealers.
Principal Financial Centre means:
(a)	in relation to euro, it means the principal financial centre of the Member State of the European Communities as is selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent;

(b)	in relation to Australian dollars, it means either Sydney or Melbourne as selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent;

(c)	in relation to New Zealand dollars, it means either Wellington or Auckland as selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent; and

(d)	in relation to any currency, the principal financial centre for that currency.
Principal Paying Agent means, in relation to any Notes, the person specified as such in the relevant Final Terms.
Program means the program for the issuance of Notes established by the Issuer and described in Condition 1.1 (“Program”).
Program Documents means:
(a)	each Agency Agreement;

(b)	the Deed of Covenant;

(c)	the Australian Note Deed Poll;

(d)	the New Zealand Note Deed Poll,
and any other agreement, deed or document which the Issuer acknowledges in writing from time to time to be a Program Document.
Prospectus Directive means Directive 2003/71/EC of the European Parliament.
Receipt means a payment receipt relating to the payment of principal on a Note in or substantially in the form set out in the Euro Fiscal Agency Agreement, or in such other form as may be agreed between the Issuer and the Euro Fiscal Agent.
Receiptholder means, in respect of a Series, the holders of the Receipts.
Record Date means, in the case of payments of interest, the close of business in the place where the relevant Register is maintained on:
(a)	in the case of Australian Domestic Notes, the eighth calendar day before the relevant date for payment or any date so described in the relevant Final Terms; and

(b)	in the case of New Zealand Domestic Notes, the tenth calendar day before the relevant date for payment or any date so described in the Final Terms.
Redemption Amount means, as appropriate, the Final Redemption Amount, the Early Redemption Amount (Tax), the Early Redemption Amount (Call), the Early Redemption Amount (Put), the Early Termination Amount or such other amount in the nature of a redemption amount as may be specified in, or determined in accordance with the provisions of, the relevant Final Terms.
Reference Banks means the institutions so described in the relevant Final Terms or, if none, four major banks selected by the Calculation Agent in the market that is most closely connected with the Reference Rate.
Reference Price has the meaning given in the relevant Final Terms.
Reference Rate means the rate so described in the relevant Final Terms.
Register means:
(a)	in relation to Australian Domestic Notes, the Australian Register; and

(b)	in relation to the New Zealand Domestic Notes, the New Zealand Register.
Registered Note means an Australian Domestic Note, a New Zealand Domestic Note or such other Note issued in registered form which is specified as such in the applicable Final Terms.
Registrar means:
(a)	in relation to Australian Domestic Notes, the Australian Registrar; and

(b)	in relation to New Zealand Domestic Notes, the New Zealand Registrar.
Registry Services Agreement means:
(a)	in the case of Australian Domestic Notes, the Australian Registry Services Agreement; and

(b)	in the case of New Zealand Domestic Notes, the New Zealand Registry Services Agreement.
Regular Period means:
(a)	in the case of Notes where interest is scheduled to be paid only by means of regular payments, each period from and including the Interest Commencement Date to but excluding the first Interest Payment Date and each successive period from and including one Interest Payment Date to but excluding the next Interest Payment Date;

(b)	in the case of Notes where, apart from the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where “Regular Date” means the day and month (but not the year) on which any Interest Payment Date falls; and

(c)	in the case of Notes where, apart from one Interest Period other than the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where “Regular Date” means the day and month (but not the year) on which any Interest Payment Date falls other than the Interest Payment Date falling at the end of the irregular Interest Period.
Relevant Date means, in relation to any payment, whichever is the later of:
(a)	the date on which the payment in question first becomes due; and

(b)	if the full amount payable has not been received in the Principal Financial Centre of the currency of payment by the Principal Paying Agent on or prior to such due date, the date on which (the full amount having been so received) notice to that effect has been given to the Noteholders.
Relevant Financial Centre has the meaning given in the relevant Final Terms.
Relevant Screen Page means:
(a)	the page, section or other part of a particular information service (including, without limitation, the Reuters Monitor Money Rates Service and the Dow Jones Telerate Service) specified as the Relevant Screen Page in the relevant Final Terms; or

(b)	any other page, section or other part as may replace it on that information service or such other information service, in each case, as may be nominated by the person providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to the Reference Rate.
Relevant Time means the time so described in the relevant Final Terms.

Reserved Matter means any proposal to change any date fixed for payment of principal or interest in respect of the Notes, to reduce the amount of principal or interest payable on any date in respect of the Notes, to alter the method of calculating the amount of any payment in respect of the Notes or the date for any such payment, to change the currency of any payment under the Notes or to change the quorum requirement relating to meetings or the majority required to pass an Extraordinary Resolution or to amend this definition.
Series means each original issue of a Tranche of Notes, together with the issue of any further Tranche of Notes, expressed to form a single Series with the original issue and the Notes comprising such Tranches being identical in every respect except for the Issue Date, Issue Price and Interest Commencement Date of the Tranche and, in respect of the first interest payment (if any). A Series may comprise Notes in more than one denomination.
Specified Currency means the currency specified in the relevant Final Terms including Australian Dollars (“AUD”), Canadian Dollars (“CAD”), Euro (“Euro”), euro (“euro”), Hong Kong Dollars (“HKD”), Japanese Yen (“JPY”), New Zealand Dollars (“NZD”), Singapore Dollars (“SGD”), Sterling (“GBP”), and United States dollars (“USD”), or any other freely transferable and freely convertible currency.
Specified Denomination has the meaning given in the relevant Final Terms.
Specified Office means, in relation to a person, the office specified in the most recent Prospectus for the Program as such other address as is notified to Noteholders from time to time.
Specified Period has the meaning given in the relevant Final Terms.
Subsidiary means of another entity which is a subsidiary of the first within the meaning of part 1.2 division 6 of the Corporations Act or is a subsidiary of or otherwise controlled by the first within the meaning of any approved accounting standard.
Talonholders in respect of a Series, means the holders of the Talons.
Talons means the bearer talons (if any) appertaining to, and exchangeable in accordance with their provisions for the further Coupons appertaining to, a Definitive Bearer Note (other than a Zero Coupon Note) in or substantially in the relevant form set out in the Euro Fiscal Agency Agreement or in such other form as may be agreed between the Issuer and the Euro Fiscal Agent.
TARGET Settlement Day means any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is open.
Tax Act means the Income Tax Assessment Act 1936 of Australia or the Income Tax Assessment Act 1997 of Australia, as the context requires.
Taxes means taxes, levies, imposts, deductions, charges or withholdings and duties imposed by any authority (including stamp and transaction duties) (together with any related interest, penalties and expenses in connection with them).
Temporary Global Note means a Global Note in temporary global form representing Bearer Notes of one or more Tranches of the same Series, in or substantially in the relevant form set out in the Euro Fiscal Agency Agreement or in such other form as may be agreed between the Issuer and the Euro Fiscal Agent.
Tranche means a tranche of Notes specified as such in the relevant Final Terms issued on the same Issue Date and on the same Conditions (except that a Tranche may comprise Notes in more than one denomination).
Treaty means the Treaty establishing the European Communities, as amended by the Treaty on European Union.
Variable Interest Note means an Index Linked Interest Note or any other variable interest rate note other than a Floating Rate Note.

Variable Note means a Variable Redemption Note and Variable Interest Note.

Variable Redemption Note means an Index Linked Redemption Note or Dual Currency Note.

Zero Coupon Note means a Note which does not carry an entitlement to periodic payment of interest prior to the redemption date of such Note and which is issued at a discount to its face value.

32.2	References to certain general terms

Unless the contrary intention appears, a reference in these Conditions to:
(a)	a group of persons is a reference to any two or more of them jointly and to each of them individually;

(b)	anything (including an amount) is a reference to the whole and each part of it;

(c)	a document (including these Conditions) includes any variation or replacement of it;

(d)	law means common law, principles of equity, and laws made by any parliament and regulations and other instruments under those laws and consolidations, amendments, re-enactments or replacements of any of them);

(e)	an accounting term is a reference to that term as it is used in accounting standards under the Corporations Act, or, if not inconsistent with those standards, in accounting principles and practices generally accepted in Australia;

(f)	the word “person” includes an individual, a firm, a body corporate, an unincorporated association and an authority; and

(g)	a particular person includes a reference to the person’s executors, administrators, successors, substitutes (including persons taking by novation) and assigns.
32.3	Number

The singular includes the plural and vice versa.

32.4	Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of these Conditions.

32.5	References

Unless the contrary intention appears, in these Conditions:
(a)	a reference to a Noteholder is a reference to the holder of Notes of a particular Series and includes Couponholders, Talonholders and Receiptholders (if any);

(b)	a reference to a Note is a reference to a Note of a particular Series and includes:
(i)	any Coupon, Receipt or Talon in relation to that Note; and

(ii)	any replacement Note, Coupon, Receipt or Talon issued under the Conditions;
(c)	if Talons are specified in the relevant Final Terms as being attached to the Notes at the time of issue, references to Coupons are taken to include references to Talons; and

(d)	if Talons are not specified in the relevant Final Terms as being attached to the Notes at the time of issue, references to Talons are not applicable.

32.6	References to principal and interest

Unless the contrary intention appears, in these Conditions:
(a)	any reference to “principal” is taken to include the Redemption Amount, any additional amounts in respect of principal which may be payable under Condition 20 (“Taxation”), any premium payable in respect of a Note, and any other amount in the nature of principal payable in respect of the Notes under these Conditions;

(b)	any reference to “interest” is taken to include any additional amounts in respect of interest which may be payable under Condition 20 (“Taxation”) and any other amount in the nature of interest payable in respect of the Notes under these Conditions; and

(c)	if an expression is stated as having the meaning given in the relevant Final Terms, but the relevant Final Terms gives no such meaning or specifies that such expression is “Not Applicable” then such expression is not applicable to the Notes.

Taxation
Australian Taxation
The following is a summary of the taxation treatment under the Income Tax Assessment Act 1936 and Income Tax Assessment Act 1997 of Australia (together, “Australian Tax Act”) at the date of this Prospectus, of payments of interest (as defined in the Australian Tax Act) on the Notes and certain other matters. It is not exhaustive, and in particular, does not deal with the position of certain classes of Noteholders (such as dealers in securities).
Prospective Noteholders should be aware that the particular terms of issue of any Series of Notes may affect the tax treatment of that Series of Notes. The following is a general guide and should be treated with appropriate caution. Noteholders who are in any doubt as to their tax positions should consult their professional advisers on the tax implications of an investment in the Notes for their particular circumstances.
1 Interest withholding tax
An exemption from Australian interest withholding tax imposed under Division 11A of Part III of the Australian Tax Act (“IWT”) is available in respect of the Notes issued by an Issuer under section 128F of the Australian Tax Act if the following conditions are met:
(a)	the Issuer is a resident of Australia when it issues the Notes and when interest is paid. Interest is defined to include amounts in the nature of, or in substitution for, interest and certain other amounts;

(b)	the Notes are issued in a manner which satisfies the public offer test. There are five principal methods of satisfying the public offer test the purpose of which is to ensure that lenders in overseas capital markets are aware that the Issuer is offering Notes for issue. In summary, the five methods are:
(i)	offers to 10 or more unrelated financiers or securities dealers;

(ii)	offers to 100 or more investors;

(iii)	offers of listed Notes;

(iv)	offers via publicly available information sources; and

(v)	offers to the Dealers who offer to sell the Notes within 30 days by one of the preceding methods.

In addition, the issue of a global bond or note and the offering of interests in the global bond or note by one of these methods should satisfy the public offer test;
(c)	the Issuer does not know, or have reasonable grounds to suspect, at the time of issue, that the Notes were being, or would later be, acquired, directly or indirectly, by an “associate” of the Issuer (other than in the capacity of a dealer, manager or underwriter in relation to the placement of the Notes), except as permitted by section 128F(5) of the Australian Tax Act; and

(d)	at the time of the payment of interest, the Issuer does not know, or have reasonable grounds to suspect, that the payee is an “associate” of the Issuer, except as permitted by section 128F(6) of the Australian Tax Act.
Associates
An “associate” of an Issuer for the purposes of section 128F of the Australian Tax Act when the Issuer is not a trustee includes (i) a person or entity which holds more than 50 per cent of the voting shares in, or otherwise controls, the Issuer, (ii) an entity in which more than 50 per cent of the voting shares are held by, or which is otherwise controlled by, the Issuer, (iii) a trustee of a trust where the Issuer is capable of benefiting (whether directly or indirectly) under that trust, and (iv) a person or entity which is an “associate” of another person or company which is an “associate” of the Issuer under any of the foregoing.

However, “associate” does not include:
(A)	onshore associates (ie Australian resident associates who do not hold the Notes in the course of carrying on business at or through a permanent establishment outside Australia and non-resident associates who hold the Notes in the course of carrying on business at or through a permanent establishment in Australia); or

(B)	offshore associates (ie Australian resident associates who hold the Notes in the course of carrying on business at or through a permanent establishment outside Australia and non-resident associates who do not hold the Notes in the course of carrying on business at or through a permanent establishment in Australia) who are acting in the capacity of:
(i)	in the case of section 128F(5), a dealer, manager or underwriter in relation to the placement of the relevant Notes, or a clearing house, custodian, funds manager or responsible entity of a registered managed investment scheme; or

(ii)	in the case of section 128F(6), a clearing house, paying agent, custodian, funds manager or responsible entity of a registered managed investment scheme.
Compliance with section 128F of the Australian Tax Act
Unless otherwise specified in any relevant Final Terms (or another relevant supplement to this Prospectus), the Issuer intends to issue Notes in a manner which will satisfy the requirements of section 128F of the Australian Tax Act.
US and UK resident Noteholders
The Australian government has signed a number of new or amended double tax conventions (“New Treaties”). The New Treaties apply to interest derived by a resident of a Specified Country.
The New Treaties effectively prevent IWT applying to interest derived by:
•	the government of the relevant Specified Country and certain governmental authorities and agencies in the Specified Country; and

•	certain unrelated (1) banks, and (2) other financial institutions which substantially derive their profits by carrying on a business of raising and providing finance, which are resident in the specified Country, by reducing the IWT rate to zero. Under the New Treaties back-to-back loans and economically equivalent arrangements will not obtain the benefit of the reduction in IWT mentioned above and the anti-avoidance provisions in the Australian Tax Act can apply.
Specified Countries means the United States and the United Kingdom. The New Treaty for the United States applies to any interest paid on or after 1 July 2003. The New Treaty for the United Kingdom applies to any interest paid on or after 1 July 2004.
Section 126 of the Australian Tax Act
Section 126 of the Australian Tax Act imposes a type of withholding tax at the rate of 47 per cent. on the payment of interest on Notes in bearer form if the Issuer fails to disclose names and addresses of the holders to the Australian Taxation Office. Section 126 does not apply to the payment of interest on Notes in bearer form held by non-residents who do not carry on business at or through a permanent establishment in Australia where the issue of those Notes has satisfied the requirements of section 128F of the Australian Tax Act or where IWT is payable. In addition, the Australian Taxation Office has confirmed that for the purpose of section 126 of the Australian Tax Act, the holder of debentures (such as the Notes in bearer form) means the person in possession of the debentures. Section 126 is therefore limited in its application to persons in possession of the Notes in bearer form who are residents of Australia or non-residents who are engaged in carrying on business in Australia at or through a permanent establishment in Australia. Where interests in Notes in bearer form are held through Euroclear or Clearstream, Luxembourg, the Issuer intends to treat the operators of those clearing systems as the holders of those Notes for the purposes of section 126 of the Australian Tax Act.

Payment of additional amounts
As set out in more detail in the relevant Terms and Conditions for the Notes and unless expressly provided to the contrary in the relevant Final Terms (or another relevant supplement to this Prospectus), if the Issuer is at any time compelled or authorised by law to deduct or withhold an amount in respect of Australian withholding taxes imposed or levied by the Commonwealth of Australia, in respect of the Notes, the Issuer must, subject to certain exceptions, pay such additional amounts as may be necessary in order to ensure that the net amounts received by the Noteholders after such deduction or withholding are equal to the respective amounts which would have been received had no such deduction or withholding been required. If the Issuer is compelled by law in relation to any Notes to deduct or withhold an amount in respect of any withholding taxes, the Issuer will have the option to redeem those Notes in accordance with the relevant Terms and Conditions.
2 Other tax matters
Subject to the Recent Developments section below, under Australian laws as presently in effect:
(a)	income tax — offshore Noteholders — assuming the requirements of section 128F of the Australian Tax Act are satisfied with respect to the Notes, payment of principal and interest (as defined in section 128A(1AB) of the Australian Tax Act) to a Noteholder who is a
non-resident of Australia and who, during the taxable year, does not hold the Notes in the course of carrying on business at or through a permanent establishment in Australia, will not be subject to Australian income taxes; and

(b)	income tax — Australian Noteholders — Australian residents or non-Australian residents who hold the Notes in the course of carrying on business at or through a permanent establishment in Australia (“Australian Holders”), will be assessable for Australian tax purposes on income either received or accrued due to them in respect of the Notes. Whether income will be recognised on a cash receipts or accruals basis will depend upon the tax status of the particular Noteholder and the terms and conditions of the Notes. Special rules apply to the taxation of Australian residents who hold the Notes in the course of carrying on business at or through a permanent establishment outside Australia which vary depending on the country in which that permanent establishment is located; and

(c)	gains on disposal of Notes — Australian Noteholders — Australian Holders will be required to include any gain or loss on disposal of the Notes in their taxable income. Special rules apply to the taxation of Australian residents who hold the Notes in the course of carrying on business at or through a permanent establishment outside Australia which vary depending on the country in which that permanent establishment is located; and

(d)	gains on disposal of Notes — offshore Noteholders — a Noteholder who is a non-resident of Australia and who, during the taxable year, does not hold the Notes in the course of carrying on business at or through a permanent establishment in Australia, will not be subject to Australian income tax on gains realised during that year on sale or redemption of the Notes, provided such gains do not have an Australian source. A gain arising on the sale of Notes by a non-Australian resident holder to another non-Australian resident where the Note is sold outside Australia and all negotiations are conducted and all documentation is executed outside Australia would not be regarded as having an Australian source; and

(e)	deemed interest — there are specific rules that can apply to treat a portion of the purchase price of Notes as interest for withholding tax purposes when certain Notes originally issued at a discount or with a maturity premium or which do not pay interest at least annually are sold to an Australian resident (who does not acquire them in the course of carrying on business at or through a permanent establishment outside Australia) or a non-resident who acquires them in the course of carrying on business at or through a permanent establishment in Australia. These rules do not apply in circumstances where the deemed interest would have been exempt under section 128F of the Australian Tax Act if the Notes had been held to maturity by a non-resident; and

(f)	death duties — no Notes will be subject to death, estate or succession duties imposed by Australia, or by any political subdivision or authority in it having power to tax, if held at the time of death; and

(g)	stamp duty and other taxes — no ad valorem stamp, issue, registration or similar taxes are payable in Australia on the issue of any Notes or transfer of any Notes; and

\

(h)	other withholding taxes on payments in respect of Notes — section 12-140 of Schedule 1 to the Taxation Administration Act 1953 of Australia (“Taxation Administration Act”) imposes a type of withholding tax at the rate of (currently) 48.5% on the payment of interest on certain registered securities unless the relevant payee has quoted an Australian tax file number (“TFN”), (in certain circumstances) an Australian Business Number (“ABN”) or proof of some other exemption (as appropriate).

Assuming the requirements of section 128F of the Australian Tax Act are satisfied with respect to the Notes, then the requirements of section 12-140 do not apply to payments to a holder of Notes in registered form who is not a resident of Australia and not holding the Notes in the course of carrying on business at or through a permanent establishment in Australia. Payments to other classes of Noteholders in registered form may be subject to a withholding where the holder of those Notes does not quote a TFN, ABN or provide proof of an appropriate exemption (as appropriate); and

(i)	supply withholding tax — payments in respect of the Notes can be made free and clear of the “supply withholding tax” imposed under section 12-190 of Schedule 1 to the Taxation Administration Act; and

(j)	goods and services tax (GST) — neither the issue nor receipt of the Notes will give rise to a liability for GST in Australia on the basis that the supply of Notes will comprise either an input taxed financial supply or (in the case of an offshore subscriber) a GST-free supply. Furthermore, neither the payment of principal or interest by the Issuer, nor the disposal of the Notes, would give rise to any GST liability in Australia; and

(k)	debt/equity rules — Division 974 of the Australian Tax Act, which applies from 1 July 2001, contains tests for characterising debt (for all entities) and equity (for companies) for Australian tax purposes, including for the purposes of dividend withholding tax and IWT. The Issuer intends to issue Notes which are to be characterised as “debt interests” for the purposes of the tests contained in Division 974 and the returns paid on the Notes are to be “interest” for the purpose of section 128F of the Australian Tax Act. Accordingly, Division 974 is unlikely to affect the Australian tax treatment of holders of Notes; and

(l)	additional withholdings from certain payments to non-residents — section 12 -315 of Schedule 1 to the Taxation Administration Act gives the Governor-General power to make regulations requiring withholding from certain payments to non-residents after 1 July 2003. However, section 12-315 expressly provides that the regulations will not apply to interest and other payments which are already subject to the current IWT rules or specifically exempt from those rules. Further, regulations may only be made if the responsible Minister is satisfied that the specified payments are of a kind that could reasonably relate to assessable income of foreign residents. The regulations promulgated prior to the date of this Prospectus are not relevant to any payments in respect of the Notes. Any further regulations should also not apply to repayments of principal under the Notes, as in the absence of any issue discount, such amounts will generally not be reasonably related to assessable income. The possible application of any future regulations to the proceeds of any sale of the Notes will need to be monitored; and

(m)	taxation of foreign exchange gains and losses — Division 775 and 960 of the Australian Tax Act contain rules to deal with the taxation consequences of foreign exchange transactions entered into after 1 July 2003 (unless a taxpayer elects for them to apply to earlier transactions). The rules are complex and will apply to the Issuer in respect of any Notes denominated in a currency other than Australian dollars as well as any currency hedging arrangements entered into in respect of such Notes. Nevertheless the Issuer ought to be able to manage its position under the rules so that the tax consequences are effectively the same as the commercial position (that is that any net foreign exchange gains and losses recognised for tax purposes should be represented by similar cash gains and losses).
The rules may also apply to any Noteholders who are Australian residents or non-residents that hold Notes that are not denominated in Australian dollars in the course of carrying on business in Australia. Any such Noteholders should consult their professional advisors for advice as to how to tax account for any foreign exchange gains or losses arising from their holding of those Notes.

New Zealand Taxation
The following is a summary of the New Zealand taxation treatment at the date of the Prospectus of payments of interest on New Zealand Domestic Notes and certain other matters. It is not exhaustive and, in particular, does not deal with the position of certain classes of holders of New Zealand Domestic Notes. Prospective holders of New Zealand Domestic Notes who are in any doubt as to their tax position should consult their professional advisers.
Under section NF 1(2) of the New Zealand Income Tax Act 2004 ( “New Zealand Tax Act”), the resident withholding tax (“RWT”) rules potentially apply to all interest paid to New Zealand residents (or non-residents engaged in business in New Zealand through a fixed establishment in New Zealand). Any payment of interest on New Zealand Domestic Notes to a New Zealand resident (or such non-resident with a branch in New Zealand) will be resident withholding income which is subject to the RWT rules.
Under section NF 9 of the New Zealand Tax Act, certain categories of persons can apply for certificates of exemption from RWT. Interest paid to holders of valid certificates of exemption is not subject to the RWT rules. For the Issuer to be satisfied that this exemption applies to the payment of interest on a New Zealand Domestic Note:
(a)	the Issuer must be satisfied that the holder of the New Zealand Domestic Note is a registered bank under the Reserve Bank of New Zealand Act 1989; or

(b)	the Issuer must have seen a copy of a certificate of exemption issued to the holder.
If the Issuer is not satisfied that the holder has a valid certificate of exemption, the Issuer will deduct RWT from the payment of interest on the New Zealand Domestic Notes. The rate of RWT deducted from the interest will normally be 19.5 per cent. (provided the holder has furnished its tax file number) but recipients can elect for a higher rate to be deducted.
If the holder is not:
(a)	tax resident in New Zealand; nor

(b)	engaged in business in New Zealand through a fixed establishment in New Zealand; nor

(c)	a resident of one of the following countries (which have double taxation agreements in effect with New Zealand at the date of the Prospectus): Australia; Belgium; Canada; China; Denmark; Finland; France; Germany; Ireland; Norway; Switzerland; Taiwan; United Kingdom and the United States of America (“Relevant DTA Countries”),
the Issuer must deduct non-resident withholding tax (“NRWT”) from the interest paid on the New Zealand Domestic Notes. If the interest is non-resident withholding income, it is excluded from resident withholding income and RWT does not have to be deducted.
The holder of a New Zealand Domestic Note must provide the Issuer with such evidence of the holder’s residence in a Relevant DTA Country as the Issuer may require. If the Issuer is not satisfied as to the holder’s residence in a Relevant DTA Country, the Issuer will deduct NRWT from the payment of interest on the New Zealand Domestic Notes.
As set out in more detail in Condition 20 of the Notes, if the Issuer at any time is compelled by law to deduct or withhold an amount in respect of any withholding taxes, the Issuer shall make such deductions and there will be no grossing-up of the payment.
The Issuer has been advised that under New Zealand laws as presently in effect:
(A)	assuming the holder of a New Zealand Domestic Note is a New Zealand tax resident (or is engaged in business in New Zealand through a fixed establishment in New Zealand) and is the holder of a certificate of exemption from RWT, payment of principal and interest to that holder will not be subject to deduction of New Zealand resident withholding tax. However, such a holder will be subject to income tax, under the financial arrangements “accrual rules” in Part EH of the New Zealand Tax Act, in respect of any accruing (or realised) gains arising from investment in (or sale of) the New Zealand Domestic Note;

(B)	in the case of a holder of a New Zealand Domestic Note who is neither tax resident in New Zealand nor engaged in business in New Zealand through a fixed establishment in New Zealand nor a resident of a Relevant DTA Country, payment of interest will be subject to deduction of NRWT. That NRWT will be a final tax applied by New Zealand in respect of interest derived by such a holder. Such a holder may be, but is unlikely to be, subject to New Zealand income tax on any other gains derived from holding the Note, such as gains on sale;

(C)	as New Zealand does not impose any stamp duty (or similar issue or registration tax) and does not impose death duties, no New Zealand stamp duty or death duty will apply to any New Zealand Domestic Note or any holder of a New Zealand Domestic Note; and

(D)	New Zealand goods and services tax will not apply in respect of any payments made on a New Zealand Domestic Note.
The Austraclear New Zealand System will only pay interest on securities lodged in the Austraclear New Zealand System in gross.
European Union Directive on the Taxation of Savings
Under EC Council Directive 2003/48/EC on the taxation of savings income, since 1 July 2005 Member States are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to those types of payments (the end of the transitional period is dependent on the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland).

Clearing and Settlement
Euroclear
The Euroclear System was created in 1968 to hold securities for participants in Euroclear (“Euroclear Participants”) and to effect transactions between Euroclear Participants through immobilisation of certificates and simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfer of securities and cash. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.
The Euroclear System is operated by Euroclear Bank S.A./N.A. (“Euroclear Operator”).
Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the terms and conditions governing use of Euroclear, the related operating procedures of the Euroclear System and applicable Belgian law (collectively, the “Euroclear Terms and Conditions”). The Euroclear Terms and Conditions govern transactions of securities and cash within Euroclear, withdrawal of securities and cash from the system and receipts of payments with respect to securities in the system. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Euroclear Terms and Conditions only with Euroclear Participants themselves, and has no record of or relationship with persons holding through Euroclear Participants.
Distributions with respect to interests in Global Notes held through Euroclear will be credited to the Euroclear cash accounts of Euroclear Participants to the extent received by the Euroclear Operator’s depositary, in accordance with the Euroclear Terms and Conditions. The Euroclear Operator will take any other action permitted to be taken by a holder of any Global Notes on behalf of a Euroclear Participant only in accordance with the Euroclear Terms and Conditions.
Clearstream, Luxembourg
Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) is incorporated under the laws of Luxembourg as a professional depositary and provides, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream, Luxembourg holds securities and provides clearing services for its participating organisations (“Clearstream, Luxembourg Participants”). Securities transfers are effected through book-entry changes in accounts of Clearstream, Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg Participants are recognised financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg, Participant, either directly or indirectly.
Austraclear System (Australia)
Austraclear Limited began operation of the Austraclear System in Australia in 1984. Austraclear Limited is an unlisted public company owned by financial institutions and other market participants. It operates the national central securities depositary to the Australian money market and registry for government, semi-government and private sector debt securities lodged with the Austraclear System. Through its proprietary Financial Transactions Recording and Clearance Systems (FINTRACS) software, the Austraclear System electronically clears and settles most debt securities traded in the Australian money market and capital market.
The rights and obligations of Austraclear Limited and participants under the Austraclear System are created by contract, as evidenced through the Austraclear System Regulations and Operating Manual, User Guides and instructions and directions contained within the Austraclear System (“Austraclear Rules”).

Under the Austraclear System, a wide range of eligible debt instruments may be “lodged” with Austraclear Limited and either immobilised in its vaults which are located in Austraclear Limited’s branch offices in Sydney and Melbourne (if they are in physical form), or recorded on an electronic register. Through the Austraclear System, ownership of these “physical” or “discount” debt instruments (Paper Securities) and “non-physical” or “fixed interest” debt instruments (Non-Paper Securities) is transferred electronically via book-entry changes without the need for physical delivery. Real-time settlement of cash transactions is facilitated by a real-time gross settlement (“RTGS”) system, operated by the Reserve Bank of Australia (“RBA”) and linked to the Austraclear System.
The Austraclear System relies upon both parties to a transaction entering trade details into computer terminals that the System then matches before effecting settlement. As well as facilitating securities settlements the Austraclear System also provides members with the ability to make high-value funds transfers independent of the need for a corresponding securities transfer.
As transactions currently processed through the Austraclear System are made on a RTGS basis, the cash settlement of transactions in debt securities, will be settled individually on a real time gross basis through institutions’ exchange settlement accounts (held at the Reserve Bank of Australia). A payment will be settled only if the paying institution has an adequate balance in the exchange settlement account. Once that payment is made, it is irrevocable in the sense it is protected from recall by the remitter or dishonour by the paying institution. This allows for true delivery versus payment to take place; that is, securities and cash transfers occur simultaneously, counterparties to the transaction will own either securities or cash and finality is immediate.
Austraclear New Zealand System
Since 1990, the Reserve Bank of New Zealand (“RBNZ”) has operated the Austraclear New Zealand System in New Zealand out of its Financial Services Group. The Austraclear New Zealand System electronically clears and settles most debt and equity securities issued by the New Zealand Government, local authorities and other public and private sector issuers traded in the New Zealand money market and capital market.
The rights and obligations of the RBNZ as operator of the Austraclear New Zealand System and participants under the Austraclear New Zealand System are created by contract, as evidenced through the Austraclear New Zealand System Rules and the Austraclear New Zealand Operating Guidelines (“Austraclear New Zealand Rules”).
Under the Austraclear New Zealand System, a wide range of eligible New Zealand dollar-denominated securities (debt instruments and equities) may be “lodged” with New Zealand Central Securities Depositary Limited (“NZCSD”), a custodian that is wholly owned by the RBNZ, and recorded on an electronic register. Through the Austraclear New Zealand System, ownership of these debt instruments is transferred electronically via book-entry changes without the need for physical delivery. Real-time settlement of cash transactions is facilitated by a RTGS system, operated by the RBNZ.
The Austraclear New Zealand System relies upon both parties to a transaction entering trade details into computer terminals that the Austraclear New Zealand System then matches before effecting settlement. As well as facilitating securities settlements, the Austraclear New Zealand System also provides members with the ability to make high-value funds transfers independent of the need for a corresponding securities transfer.
As transactions currently processed through the Austraclear New Zealand System are made on a RTGS basis, all high-value and time critical inter-bank payments, including the cash settlement of transactions in debt securities, will be settled individually on a RTGS basis through the institutions’ Austraclear New Zealand System cash account that clears through their respective banks’ exchange settlement accounts. A payment will be settled only if the paying institution has an adequate balance in the exchange settlement account it maintains with the RBNZ. Once that payment is made, it is irrevocable in the sense it is protected from recall by the remitter or dishonour by the paying institution. This allows for true delivery versus payment to take place; that is, securities and cash transfers occur simultaneously, counterparties to the transaction will own either securities or cash and finality is immediate.
The Austraclear New Zealand System will only pay interest on securities lodged in the Austraclear New Zealand System in gross. As described in more detail above, under “New Zealand Taxation”, interest paid to holders of valid certificates of exemption is not subject to the New Zealand RWT rules. In order for this exemption to apply to the payment of interest on a New Zealand Domestic Note, the New Zealand Registrar must have seen a copy of a certificate of exemption issued to the holder or if the New Zealand Domestic Note is held through a nominee member of the Austraclear New Zealand System, to the nominee. However, the RBNZ will allow a member of the Austraclear New Zealand System that is non-resident in New Zealand and does not hold a certificate of exemption from RWT to hold only New Zealand government securities.
Accordingly, in practice:
(i)	a holder of a New Zealand Domestic Note lodged in the Austraclear New Zealand System must provide evidence to the RBNZ that it is the holder of a certificate of exemption from RWT; or

(ii)	the holder must hold the New Zealand Domestic Note through a nominee member of the Austraclear New Zealand System that has itself provided that evidence to the RBNZ; or

(iii)	(where a New Zealand Domestic Note is traded from the Austraclear New Zealand System to either Euroclear or Clearstream, Luxembourg, in which case the New Zealand Domestic Note remains within the Austraclear New Zealand System (see below)), Westpac Nominees -NZ- Limited (“Westpac Nominees”), which acts as agent for Euroclear, and ANZ Nominees Limited (“ANZ Nominees”), which acts as agent for Clearstream, Luxembourg, manage any related interest withholding tax that is legally required in relation to the relevant payment; in this case, each of Euroclear and Clearstream, Luxembourg is responsible for advising Westpac Nominees or ANZ Nominees, as the case may be, of the tax status of its holder as the beneficial owner of the New Zealand Domestic Note.
Cross-market trading — Austraclear System
The Austraclear System in Australia is a participant in the Euroclear System and the Clearstream, Luxembourg (each a “Clearance and Settlement System”). The Austraclear Australian Rules provide for members of the Austraclear System to lodge, take out (“uplift”) and record transactions in respect of entitlements to certain bonds, notes, certificates of deposit and commercial paper issued in the Euromarkets (“Eurosecurities”). Members of the Austraclear System will acquire an equitable interest (a “Euroentitlement”) in the rights which the Austraclear System acquires to the relevant Eurosecurities. A Euroentitlement will be lodged in the Austraclear System by the member arranging for the transfer of the Eurosecurities to the account of Austraclear System with the relevant Clearance and Settlement System. It will not be possible for members to subscribe for a Eurosecurity through the Austraclear System. Once a Euroentitlement is lodged with the Austraclear System the member can deal with the Euroentitlement in much the same way as other securities lodged with the Austraclear System.
The Austraclear System will establish a separate account in Australia through which it will receive and disburse payments to members who hold Euroentitlements. Payments received by the Austraclear System in respect of Eurosecurities relating to Euroentitlements will be paid by the Austraclear System to the relevant member for value on the same day that payment is made by the issuer of the related Eurosecurities.
Euroentitlements will be able to be uplifted from the Austraclear System by the Austraclear System transferring the related Eurosecurity to the account of another participant in the relevant Clearance and Settlement System.
At present the provisions do not provide for a two-way link. The provisions will only apply to securities issued in the Euromarkets. Accordingly, the new arrangements will not apply to instruments issued in the Australian domestic markets.
Cross-market trading — Austraclear New Zealand System
Westpac Nominees acts in New Zealand as the agent for Euroclear, and ANZ Nominees as the agent for Clearstream, Luxembourg for New Zealand dollar-denominated fixed interest and registered discount securities issued in the New Zealand domestic markets and initially lodged with the Austraclear New Zealand System. Unlike the Austraclear System in Australia, the RBNZ is not a participant in Euroclear or Clearstream, Luxembourg. If a security is traded from the Austraclear New Zealand System into Euroclear or Clearstream, Luxembourg, the security is transferred from the account of the relevant member of the Austraclear New Zealand System into the pool account of Euroclear or Clearstream, Luxembourg, as the case may be, within the Austraclear New Zealand System. Legal ownership of the security remains with NZCSD and only the beneficial entitlements to the security changes. That is, the security always remains lodged within the Austraclear New Zealand System and is not “uplifted” into Euroclear or Clearstream, Luxembourg. The relevant participant in Euroclear or Clearstream, Luxembourg acquires an equitable interest in the rights which Euroclear or Clearstream, Luxembourg acquires to the relevant security.

On advice from Euroclear or Clearstream, Luxembourg, Westpac Nominees or ANZ Nominees, as the case may be, enters and settles transactions in the Austraclear New Zealand System with its New Zealand member, then advises Euroclear or Clearstream, Luxembourg electronically via SWIFT. Any payments of funds are cleared by Euroclear’s or Clearstream, Luxembourg’s New Zealand bank.
At present, the Austraclear New Zealand System does not provide for a two-way link with Euroclear and Clearstream, Luxembourg. The Austraclear New Zealand System enables New Zealand Domestic Notes initially lodged within the Austraclear New Zealand System to be traded to Euroclear and Clearstream, Luxembourg accounts through their respective New Zealand agents. It is not possible at present for New Zealand dollar-denominated Eurosecurities initially lodged within Euroclear and/or Clearstream, Luxembourg to be traded into the Austraclear New Zealand System or to be subscribed through the Austraclear New Zealand System.

Summary of provisions relating to Euro Notes while in
Global Form
This summary relates to the issue by the Issuer of Notes in bearer form (“Euro Notes”) pursuant to the Euro Fiscal Agency Agreement dated 31 October 2001 as amended and restated on 15 October 2002 as amended and restated or supplemented from time to time between the Issuer and the Fiscal Agent and having the benefit of the Deed Of Covenant dated 31 October 2001 executed by the Issuer. All capitalised terms that are not defined in this summary have the meaning given to them in the “Terms and Conditions of the Notes”.
1	Initial Issue of Notes

Upon the initial deposit of a Global Note with a common depositary for Euroclear and Clearstream, Luxembourg (“Common
Depositary”), Euroclear or Clearstream, Luxembourg will credit each subscriber with a principal amount of Notes equal to the principal amount for which it has subscribed and paid.

Notes that are initially deposited with the Common Depositary may also be credited to the accounts of subscribers with (if indicated in the relevant Final Terms) other clearing systems through direct or indirect accounts with Euroclear and Clearstream, Luxembourg held by such other clearing systems. Conversely, Notes that are initially deposited with any other clearing system may similarly be credited to the accounts of subscribers with Euroclear, Clearstream, Luxembourg or other clearing systems.

2	Relationship of Accountholders with Clearing Systems

Each of the persons shown in the records of Euroclear, Clearstream, Luxembourg or any other clearing system as the holder of a Note represented by a Global Note must look solely to Euroclear, Clearstream, Luxembourg or such clearing system (as the case may be) for his share of each payment made by the Issuer to the bearer of such Global Note and in relation to all other rights arising under the Global Notes subject to and in accordance with the respective rules and procedures of Euroclear, Clearstream, Luxembourg, or such clearing system (as the case may be). Such persons shall have no claim directly against the Issuer in respect of payments due on the Notes for so long as the Notes are represented by such Global Note and such obligations of the Issuer will be discharged by payment to the bearer of such Global Note in respect of each amount so paid.

3	Payments

Whilst any Note is represented by a Temporary Global Note, payments of principal, interest (if any) and any other amount payable in respect of the Notes due prior to the Exchange Date will be made against presentation of the Temporary Global Note only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interest in such Note are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, have given a like certification (based on the certifications it has received) to the Fiscal Agent.

Payments of principal, interest (if any) or any other amounts on a Permanent Global Note will be made through Euroclear and/or Clearstream, Luxembourg against presentation or surrender (as the case may be) of the Permanent Global Note without any requirement for certification.

4	Exchange

4.1	Temporary Global Notes

Each Temporary Global Note will be exchangeable, free of charge to the holder, on or after its Exchange Date in whole or in part upon certification as to non-U.S. beneficial ownership in the form set out in the Euro Fiscal Agency Agreement for interests in a Permanent Global Note or, if so provided in the relevant Final Terms, for Definitive Bearer Notes.
If:
(a)	a Permanent Global Note has not been delivered or its principal amount increased by 5.00 p.m. (London time) on the seventh day after the bearer of a Temporary Global Note has requested exchange of an interest in the Temporary Global Note for an interest in a Permanent Global Note; or

(b)	Definitive Notes have not been delivered by 5.00 p.m. (London time) on the thirtieth day after the bearer of a Temporary Global Note has requested exchange of the Temporary Global Note for Definitive Notes; or

(c)	a Temporary Global Note (or any part of it) has become due and payable in accordance with the Terms and Conditions of the Notes or the date for final redemption of a Temporary Global Note has occurred and, in either case, payment in full of the amount of principal falling due with all accrued interest has not been made to the bearer of the Temporary Global Note in accordance with the terms of the Temporary Global Note on the due date for payment, then the Temporary Global Note (including the obligations to deliver a Permanent Global Note or increase the principal amount thereof or deliver Definitive Notes, as the case may be) will become void at 5.00 p.m. (London time) on such seventh day (in the case of (a) above) or at 5.00 p.m. (London time) on such thirtieth day (in the case of (b) above) or at 5.00 p.m. (London time) on such due date (in the case of (c) above) and the bearer of the Temporary Global Note will have no further rights thereunder (but without prejudice to the rights which the bearer of the Temporary Global Note or others may have under a deed of covenant dated 23 September 2005 (“Deed of Covenant ”) executed by the Issuer). Under the Deed of Covenant, persons shown in the records of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system as being entitled to an interest in a Temporary Global Note will acquire directly against the Issuer all those rights to which they would have been entitled if, immediately before the Temporary Global Note became void, they had been the holders of Definitive Notes in an aggregate principal amount equal to the principal amount of Notes they were shown as holding in the records of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system.
4.2     Permanent Global Notes
Each Permanent Global Note will be exchangeable, free of charge to the holder, on or after its Exchange Date in whole but not, except as provided under “Partial Exchange of Permanent Global Notes”, in part for Definitive Notes:
(a)	by the Issuer giving notice to the Noteholders and the Fiscal Agent of its intention to effect such exchange, unless principal in respect of any Notes is not paid when due;

(b)	if the relevant Final Terms provides that such Global Note is exchangeable at the request of the holder, by the holder giving notice to the Fiscal Agent of its election for such exchange; and

(c)	otherwise, (i) if the Permanent Global Note is held on behalf of Euroclear or Clearstream, Luxembourg or any other clearing system (an “Alternative Clearing System”) and any such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or in fact does so or (ii) if principal in respect of any Notes is not paid when due, by the holder giving notice to the Fiscal Agent of its election for such exchange.

If:
(a)	Definitive Notes have not been delivered by 5.00 p.m. (London time) on the thirtieth day after the bearer of a Permanent Global Note has duly requested exchange of the Permanent Global Note for Definitive Notes; or

(b)	a Permanent Global Note (or any part of it) has become due and payable in accordance with the Terms and Conditions of the Notes or the date for final redemption of the Notes has occurred and, in either case, payment in full of the amount of principal falling due with all accrued interest has not been made to the bearer of the Permanent Global Note in accordance with the terms of the Permanent Global Note on the due date for payment, then the Permanent Global Note (including the obligation to deliver Definitive Notes) will become void at 5.00 p.m. (London time) on such thirtieth day (in the case of (a) above) or at 5.00 p.m. (London time) on such due date (in the case of (b) above) and the bearer of the Permanent Global Note will have no further rights under it (but without prejudice to the rights which the bearer of the Permanent Global Note or others may have under the Deed of Covenant). Under the Deed of Covenant, persons shown in the records of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system as being entitled to an interest in a Permanent Global Note will acquire directly against the Issuer all those rights to which they would have been entitled if, immediately before the Permanent Global Note became void, they had been the holders of Definitive Notes in an aggregate principal amount equal to the principal amount of Notes they were shown as holding in the records of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system.
4.3    Partial exchange of Permanent Global Notes
For so long as a Permanent Global Note is held on behalf of a clearing system and the rules of that clearing system permit, such Permanent Global Note will be exchangeable in part on one or more occasions for Definitive Notes (a) if principal in respect of any Notes is not paid when due or (b) if so provided in, and in accordance with, the Conditions (which will be set out in the relevant Final Terms) relating to Partly Paid Notes.
4.4    Delivery of Notes
On or after any due date for exchange the holder of a Global Note may surrender such Global Note or, in the case of a partial exchange, present it for endorsement to or to the order of the Fiscal Agent. In exchange for any Global Note, or the part of it to be exchanged, the Issuer will deliver, or procure the delivery of, a Permanent Global Note in an aggregate principal amount equal to that of the whole or that part of a Temporary Global Note that is being exchanged or, in the case of a subsequent exchange, endorse, or procure the endorsement of, a Permanent Global Note to reflect such exchange.
In this Prospectus, “Definitive Notes” means, in relation to any Global Note, the definitive Bearer Notes for which such Global Note may be exchanged (if appropriate, having attached to them all Coupons and Receipts in respect of interest or Instalment Amounts that have not already been paid on the Global Note and a Talon). Definitive Notes will be security printed and printed in accordance with any applicable legal and stock exchange requirements in or substantially in the form set out in the schedules to the Euro Fiscal Agency Agreement. On exchange in full of each Permanent Global Note, the Issuer will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant Definitive Notes.
4.5    Exchange Date
“Exchange Date” means, in relation to a Temporary Global Note, the day falling after the expiry of 40 days after its issue date and, in relation to a Permanent Global Note, a day falling not less than 60 days, or in the case of failure to pay principal in respect of any Notes when due 30 days, after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Fiscal Agent is located and in the city in which the relevant clearing system is located.

5	Transfers

Notes which are represented by a Global Note will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

Interests in Global Notes will be transferable in multiples of €50,000 (or its equivalent in other currencies) unless otherwise specified in the Final Terms.

6	Conditions applicable to Global Notes

Each Global Note contains provisions which modify the Terms and Conditions of the Notes as they apply to the Global Note. The following is a summary of certain of those provisions:
(a)	Meetings: The holder of a Permanent Global Note shall (unless such Permanent Global Note represents only one Note) be treated as being two persons for the purposes of any quorum requirements of a meeting of holders and, at any such meeting, the holder of a Permanent Global Note shall be treated as having one vote in respect of each minimum Denomination of Notes for which such Global Note may be exchanged.

(b)	Cancellation: Cancellation of any Note represented by a Permanent Global Note that is required by the Conditions to be cancelled (other than upon its redemption) will be effected by reduction in the principal amount of the relevant Permanent Global Note.

(c)	Purchase: Notes represented by a Permanent Global Note may be purchased by the Issuer or any of its Subsidiaries at any time in the open market or otherwise and at any price.

(d)	Issuer’s call options: Any option of the Issuer provided for in the Conditions of the Notes while such Notes are represented by a Permanent Global Note shall be exercised by the Issuer giving notice to the holders within the time limits set out in and containing the information required by the Conditions, except that the notice is not required to contain the serial numbers of Notes drawn in the case of a partial exercise of an option and accordingly no drawing of Notes is required. If any option of the Issuer is exercised in respect of some but not all of the Notes of any Series, the rights of accountholders with a clearing system in respect of the Notes are governed by the standard procedures of Euroclear, Clearstream, Luxembourg or any other clearing system (as the case may be).

(e)	Investors’ put option: Any option of the holders provided for in the Conditions of any Notes while such Notes are represented by a Permanent Global Note may be exercised by the holder of such Permanent Global Note, giving notice to the Principal Paying Agent within the time limits relating to the deposit of Notes with the Principal Paying Agent substantially in the form of the notice available from the Principal Paying Agent or any Paying Agent, except that the notice is not required to contain the serial numbers of the Notes in respect of which the option has been exercised, and stating the principal amount of Notes in respect of which the option is exercised and at the same time presenting for notation the Permanent Global Note to the Fiscal Agent.
7	Partly Paid Notes

The provisions relating to Partly Paid Notes are not set out in this Prospectus, but will be contained in the relevant Final Terms and accordingly in the Global Notes. While any instalments of the subscription moneys due from the holder of Partly Paid Notes are overdue, no interest in a Global Note representing such Notes may be exchanged for any interest in a Permanent Global Note or for Definitive Notes (as the case may be). If any Noteholder fails to pay any instalment due on any Partly Paid Notes within the time specified, the Issuer may forfeit such Notes and shall have no further obligation to their holder in respect of them.

Sale and Subscription
Summary of Dealer Agreement
Subject to the terms and on the conditions contained in a Dealer Agreement dated 31 October 2001 as amended from time to time (“Dealer Agreement”) between the Issuer and the Arranger, the Notes will be offered by the Issuer to the Dealers. The Notes may be resold at prevailing market prices, or at related prices, at the time of such resale, as determined by the relevant Dealer. The Notes may also be sold by the Issuer through the Dealers, acting as agents of the Issuer. The Dealer Agreement also provides for Notes to be issued in syndicated Tranches that may be jointly and severally underwritten by two or more Dealers.
The Issuer has agreed to indemnify the Dealers against certain liabilities in connection with the offer and sale of the Notes and to pay the Dealers certain fees and commissions. The Dealer Agreement entitles the Dealers to terminate any agreement that they make to subscribe for Notes in certain circumstances prior to payment for such Notes being made to the Issuer.
Selling Restrictions
United States of America
The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (“Securities Act”) and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons except in certain transactions exempt from, or not subject to, the registration requirements of the Securities Act.
Terms used in this paragraph have the meaning given to them by Regulation S under the Securities Act.
Regulation S provides a non-exclusive safe harbour from the application of the registration requirements of the Securities Act.
Notes in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to U.S. persons, except in certain transactions permitted by U.S. tax regulations. Terms used in the preceding sentence have the meanings given to them by the United States Internal Revenue Code and regulations thereunder.
Each Dealer (and each subsequent Dealer appointed under the Program) will agree that, except as permitted by the Dealer Agreement, it will not offer, sell or deliver Notes,
(a)	as part of their distribution at any time or

(b)	otherwise until 40 days after the completion of the distribution of the Notes comprising the relevant Tranche, as certified to the Euro Fiscal Agent or the Australian Registrar or the New Zealand Registrar (as the case may be) or the Issuer by such Dealer (or, in the case of a sale of a Tranche of Notes to or through more than one Dealer, by each of such Dealers as to Notes of such Tranche purchased by or through it, in which case the Euro Fiscal Agent or the Australian Registrar or the New Zealand Registrar (as the case may be) or the Issuer shall notify each such Dealer when all such Dealers have so certified), within the United States or to or for the account or benefit of U.S. persons, and such Dealer will have sent to each dealer to which it sells Notes during the relevant distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to or for the account or benefit of U.S. persons.
In addition, until 40 days after the commencement of the offering of Notes comprising any Tranche, any offer or sale of Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.
Each issue of Index Linked Interest Notes and Dual Currency Notes is subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer or Dealers agree as a term of the issue and purchase of such Notes, which additional selling restrictions will be set out in the applicable Final Terms. The Dealers have agreed that they will offer, sell or deliver such Notes only in compliance with such additional U.S. selling restrictions.
European Economic Area
Unless otherwise stated in this Sale and Subscription section, in relation to each EEA State which has implemented the Prospectus Directive (each a “Relevant EEA State”), each Dealer has represented, warranted and agreed, and subsequent Dealer appointed under the Program will be required to represent, warrant and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant EEA State (the “Relevant Implementation Date”) it has not made and will not make an offer of Notes to the public in that Relevant EEA State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant EEA State:
(a)	in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the competent authority in that Relevant EEA State or, where appropriate, approved in another Relevant EEA State and notified to the competent authority in that Relevant EEA State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b)	at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c)	at any time to any legal entity which has two or more of:
(i)	an average of at least 250 employees during the last financial year;

(ii)	a total balance sheet of more than €43,000,000; and

(iii)	an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or
(d)	at any time in any other circumstances which do not require the publication by any Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that EEA State by any measure implementing the Prospectus Directive in that EEA State.
United Kingdom
Each Dealer will represent, warrant and agree, and each subsequent Dealer appointed under the Program will be required to represent, warrant and agree, that:
(a)	in relation to any Notes which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business, and (ii) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer;

(b)	it has only communicated or caused to be communicated and it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) FSMA does not apply to the Issuer; and

(c)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the any Notes in, from or otherwise involving the United Kingdom.

Japan
The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (“Securities and Exchange Law”) and, accordingly, each Dealer will agree, and each subsequent Dealer under the Program will be required to agree, that it will not offer or sell any Notes directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws and regulations of Japan. For the purposes of this paragraph, “Japanese Person” means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.
Switzerland
Each Dealer will agree and each subsequent Dealer under the Program will be required to represent and agree, that any issue of Notes denominated in Swiss Francs will be in compliance with the guidelines of the Swiss National Bank regarding issues of Swiss Franc denominated debt securities.
Commonwealth of Australia
No prospectus or other disclosure document (as defined in the Corporations Act 2001 of Australia) in relation to the Program or the Notes has been or will be lodged with the Australian Securities and Investments Commission. Each Dealer will represent and agree that, unless the relevant Final Terms provides otherwise, it:
(a)	has not offered or invited applications, and will not offer or invite applications for the issue, sale or purchase of the Notes in Australia (including an offer or invitation which is received by a person in Australia); and

(b)	it has not distributed or published, and will not distribute or publish, the Prospectus or any other offering material or advertisement relating to the Notes in Australia, unless (i) the minimum aggregate consideration payable by each offeree is at least A$500,000 (or its equivalent in other currencies) (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 of Australia, and (ii) such action complies with all applicable laws, regulations and directives, and (iii) does not require any document to be lodged with ASIC.
New Zealand
Each Dealer will represent and agree that:
(a)	it has not offered or sold, and will not offer or sell, directly or indirectly, any Notes; and

(b)	it has not distributed and will not distribute, directly or indirectly, any offering materials or advertisement in relation to any offer of Notes, in each case in New Zealand other than:
(i)	to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money; or

(ii)	to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public; or

(iii)	to persons who are each required to pay a minimum subscription price of at least N.Z.$500,000 for the Notes before the allotment of those Notes (disregarding any amounts payable, or paid, out of money lent by the Issuer or any associated person of the Issuer); or

(iv)	in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

Singapore
Each Dealer will represent and agree that it will not offer or sell the Notes nor make the Notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute the Prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to the public or any member of the public in Singapore other than:
(1)	to an institutional investor or other person specified in Section 274 of the Securities and Futures Act 2001 of Singapore (“SFA”);

(2)	to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA; or

(3)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
The Netherlands
Each Dealer will represent and agree that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in The Netherlands any Notes with a denomination of less than EUR50,000 (or its foreign currency equivalent) other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises) unless one of the other exemptions from or exceptions to the prohibition contained in article 3 of the Dutch Securities Act 1995 (Wet toezicht effectenverkeer 1995) is applicable and the conditions attached to such exemption are complied with.
Italy
The offering of the Notes has not been cleared by CONSOB (the Italian Securities Exchange Commission) pursuant to Italian securities legislation and, accordingly, no Notes may be offered, sold or delivered, nor may copies of the Prospectus or of any other document relating to the Notes be distributed in the Republic of Italy, except:
(a)	to professional investors (operatori qualificati), as defined in article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July 1998, as successively amended; or

(b)	in circumstances which are exempted from the rules on solicitation of investments pursuant to article 100 of legislative decree No. 58 of 24 February 1998 (the Financial Services Act) and article 33, first paragraph, of CONSOB Regulation No. 11971 of 14 May 1999, as successively amended.
Any offer, sale or delivery of the Notes or distribution of copies of the Prospectus or any other document relating to the Notes in the Republic of Italy under (a) or (b) above must:
(i)	made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and legislation decree No. 385 of 1 September 1993 (“Banking Act”);

(ii)	in compliance with article 129 of the Banking Act and the implementing guidelines of the Bank of Italy pursuant to which the issue or the offer of securities in the Republic of Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending on inter alia, the aggregate value of the value of the securities issued or offered in the Republic of Italy and their characteristics; and

(iii)	in accordance with any other applicable laws or regulations.
Canada
The Notes will not be qualified for sale under the securities laws of any province or territory of Canada. Each Dealer will represent that:

(a)	it has not offered, sold or distributed and will not offer, sell or distribute any Notes, directly or indirectly, in Canada or to or for the benefit of any resident of Canada, other than in compliance with the applicable securities laws;

(b)	it has not and will not distribute or deliver the Prospectus, or any other offering material in connection with any offering of Notes in Canada, other than in compliance with the applicable securities laws.
General
These selling restrictions may be modified by the agreement of the Issuer and the Dealers following a change in a relevant law, regulation or directive. Any such modification will be set out in the relevant Final Terms issued in respect of the issue of Notes to which it relates or in a supplement to this Prospectus.
No action has been taken or will be taken in any jurisdiction that would permit a public offering of any of the Notes, or possession or distribution or making available of the Prospectus or any other offering material or any Final Terms, in any country or jurisdiction where action for that purpose is required.
Each Dealer will agree that it will comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells, distributes or delivers Notes or has in its possession or distributes or makes available the Prospectus, any other offering material or any Final Terms and the Issuer nor any other Dealer shall have responsibility for them.
With regard to each Tranche, the relevant Dealer(s) will comply with such other additional restrictions as the Issuer and the relevant Dealer(s) agree and are set out in the relevant Final Terms.

Form of Final Terms
Set out below is a proforma Final Terms which, subject to completion and amendment, will be issued in respect of issues of Notes under the Program. Text in this section appearing in italics does not form part of the form of the Final Terms but denotes directions for completing the Final Terms.
Final Terms dated [              ]
Telstra Corporation Limited
(ABN 33 051 775 556)
Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]

under the unlimited
Debt Issuance Program
Part A — Contractual Terms
Terms used in this document are deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated [ ] September 2005 [and the supplemental Prospectus dated [date]] which [together] constitute[s] a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (“Prospectus Directive”). This document constitutes the Final Terms of the Notes described in it for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus [as so supplemented]. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus [and the supplemental Prospectus] [is] [are] available for viewing at [address] [and] [website] and copies may be obtained from [address].
The following alternative language applies if the first tranche of an issue which is being increased was issued under a Prospectus with an earlier date.
Terms used in this document are deemed to be defined as such for the purposes of the Conditions (the Conditions) set forth in the Prospectus dated [original date] [and the supplemental Prospectus dated [date]]. This document constitutes the Final Terms of the Notes described in it for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (“Prospectus Directive”) and must be read in conjunction with the Prospectus dated [ ] September 2005 [and the supplemental Prospectus dated [date]], which [together] constitute[s] a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Prospectus dated [original date] [and the supplemental Prospectus dated [date]] which are attached to these Final Terms. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectuses dated [original date] and [ ] September 2005 [and the supplemental Prospectuses dated [date]]. The Prospectuses [and the supplemental Prospectuses] are available for viewing at [address] [and] [website] and copies may be obtained from [address].
[Include whichever of the following apply or specify as “Not Applicable” (N/A). Note that the numbering should remain as set out below, even if “Not Applicable” is indicated for individual paragraphs or subparagraphs. For Zero Coupon Notes with a maturity of less than 365 days, complete only paragraphs 1, 2, 3, 4, 5, 6, 7(i), 8, 10, 14(i), 19, 26, 33 and 35 in Part A and paragraphs 10 and 11 in Part B. Italics denote guidance for completing the Final Terms.]
[When completing any Final Terms, or adding any other final terms or information, consideration should be given as to whether such terms or information constitute “significant new factors” and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive.]

1	Issuer:		Telstra Corporation Limited

2	(i)	Series Number:	[ ]

	(ii)	Tranche Number:	[ ]

[if fungible with an existing Series, details of that Series, including the date on which the Notes become fungible]

3	Specified Currency or Currencies:		[ ]

4	Aggregate Nominal Amount:

	(i)	Series:	[ ]

	(ii)	Tranche:	[ ]

5	Issue Price:		[ ] per cent of the Aggregate Nominal Amount [plus accrued interest from [insert date] [in the case of fungible issues only, if applicable]]

6	Specified Denomination(s):		[ ]

[If the Notes admitted to trading on an exchange in the EEA or are offered to the public in an EEA State then the minimum denomination must be € 50,000 (or its equivalent in other currencies). The equivalent denomination for Notes denominated in an EEA currency other than euro must be calculated in accordance with the requirements (if any) in the relevant EEA State.

[If the Notes have a maturity of less than one year from the date of their issue, the minimum denomination must be £100,000 or its equivalent in another currency unless it does not otherwise breach section 19 of FSMA.]

7	(i)	Issue Date:	[ ]

	(ii)	Interest Commencement Date (if different from the Issue Date):	[ ]

8	Maturity Date:		[Fixed rate — specify date
Floating rate — specify Interest Payment Date falling in the relevant month and year]

9	Record Date		In the case of payments of interest, the close of business in the place where the relevant Register is maintained on the [eighth] [ for Australian Notes] [tenth] [for New Zealand Notes] calendar day before the relevant date for payment or any date so described in the relevant Final Terms. [Applicable to Australian and New Zealand Domestic Notes only. Do not amend unless relevant Clearing System approves]

10	Interest Basis:	[Fixed Rate]

[Specify reference rate +/- [ ]% Floating Rate]

[Zero Coupon]

[Index Linked Interest]

[specify other]

(further particulars specified below)

11	Redemption/Payment Basis:	[Redemption at par]

[Index Linked Redemption]

[Dual Currency]

[Partly Paid]

[Instalment]

[specify other]

[N.B. If the Final Redemption Amount is less than 100 per cent. of the nominal value the Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII of the Prospectus Directive Regulation will apply. This is not the only circumstance in which Annex XII will apply]

12	Change of Interest or Redemption/Payment Basis:	[Specify details of any provision for change of Notes into another interest or redemption/payment basis]

13	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]

14	(i) Status of Notes:	Senior

	(ii) [Date [Board] approval for issuance of Notes obtained:	[ ]

[N.B. Only relevant where Board (or similar) authorisation is required for the particular tranche of Notes]

15	Listing:	[London/Australia/other (specify)/None]

16	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions	[Applicable/Not Applicable]
[If not applicable, delete the remaining sub-paragraphs of this paragraph]

	(i) Fixed Rate[(s)] of Interest:	[ ] per cent. per annum [payable annually/semi-annually/quarterly/monthly] in arrears.]

	(ii) Interest Payment Date(s):	[ ] in each year

	(iii)	Fixed Coupon Amount[(s)]:	[ ] [per Note of [ ] Specified Denomination]

	(iv)	Broken Amount(s):	[Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amounts]

	(v)	Day Count Fraction:	[30/360]/[Actual/Actual (ISMA)] specify other/ [If neither of these options applies, give details]

	(vi)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/give details] [Consider if day count fraction, particular for euro denominated issues, should be on an Actual/Actual (ISMA) basis.]

18	Floating Rate Note Provisions		[Applicable/Not Applicable]
[If not applicable, delete the remaining sub-paragraphs of this paragraph. Also consider whether EURO BBA LIBOR or EURIBOR is the appropriate reference rate]

	(i)	Interest Period(s)/Interest Payment Date(s):	[ ]

	(ii)	Specified Interest Payment Dates:	[ ]

	(iii)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/(specify other) and specify whether [(adjusted)/(unadjusted)]

	(iv)	Additional Business Centre(s):	[Not Applicable/give details]

	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/(specify other)]

	(v)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the [Fiscal Agent]):	[ ]

	(vii)	Screen Rate Determination:

		- Reference Rate:	[For example, LIBOR, EURIBOR or BBSW]

		- Interest Determination Date(s):	[For example, second London business day prior to the start of each Interest Period of LIBOR other than sterling or euro LIBOR, first day of each Interest Period of sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period of EURIBOR or euro LIBOR.]

		- Relevant Screen Page:	[In the case of EURIBOR, if not Telerate Page 248, ensure it is a page which shows a composite rate or amend the fallback provisions appropriately]

	(viii)	ISDA Determination:

		- Floating Rate Option:	[ ]

		- Designated Maturity:	[ ]

		- Reset Date:	[ ]

	(ix)	Margin(s):	[+/-] [ ] per cent. per annum

	(x)	Minimum Rate of Interest:	[ ] per cent. per annum

	(xi)	Maximum Rate of Interest:	[ ] per cent. per annum

	(xii)	Day Count Fraction:	[ ]

	(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[Not applicable/give details]

19	Zero Coupon Note Provisions		[Applicable/Not Applicable]
[If not applicable, delete the remaining sub-paragraph of this paragraph]

	(i)	[Amortisation/Accrual] Yield:	[ ] per cent. per annum

	(ii)	Reference Price:	[ ]

	(iii)	Any other formula/basis of determining amount payable:	[Consider whether it is necessary to specify a Day Count Fraction for the purposes of Condition 15.5]

20	Index Linked Interest Note Provisions		[Applicable/Not Applicable] [If not applicable, delete the remaining sub-paragraphs of this paragraph]

	(i)	Index/Formula:	[Give or annex details]

	(ii)	Calculation Agent responsible for calculating the interest due (name and address):	[ ]

	(iii)	Provisions for determining Coupon where calculated by reference to Index and/or Formula:	[ ]

	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ] [Need to include a description of market disruption or settlement disruption events and adjustment provisions]

	(iv)	Interest Period(s)	[ ]

	(v)	Specified Period(s)/Specified Interest Payment Dates:	[ ]

	(vi)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/(specify other)]

	(vii)	Additional Business Centre(s):	[Not Applicable/give details]

	(viii)	Minimum Rate of Interest:	[ ] per cent. per annum

	(ix)	Maximum Rate of Interest:	[ ] per cent. per annum

	(x)	Day Count Fraction:	[ ]

21	Dual Currency Note Provisions		[Applicable/Not Applicable] [If not applicable, delete the remaining sub-paragraphs of this paragraph]

	(i)	Rate of Exchange/method of calculating Rate of Exchange:	[Give details]

	(ii)	Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[ ]

	(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]

	(iv)	Person at whose option Specified Currency/Currencies is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

22	Issuer Call Option		[Applicable/Not Applicable]
[If not applicable, delete the remaining sub-paragraphs of this paragraph]

	(i)	Optional Redemption Date(s):	[ ]

	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[ ]

	(iii)	If redeemable in part:

		(a) Minimum Redemption Amount:	[ ]

		(b) Maximum Redemption Amount:	[ ]

	(iv)	Notice period (if other than as set out in the Conditions):	[ ]
[N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agents]

23	Investor Put Option		[Applicable/Not Applicable] [If not applicable, delete the remaining sub-paragraphs of this paragraph]

	(i)	Optional Redemption Date(s):	[ ]

	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[ ]

	(iii) Notice period (if other than as set out in the Conditions):	[ ]

[N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agents]

24	Final Redemption Amount	[[ ] per Note of [ ] specified denomination /(specify other)/see Appendix]

25	Early Redemption Amount

	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions)	[ ] [If early redemption is variable linked (eg index linked) then additional information needs to be added to this section.]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	[Bearer Notes/Australian Domestic Notes (in registered form)/New Zealand Domestic Notes (in registered form)/[specify other]]

[Interests in a Temporary Global Note in bearer form are exchangeable for interests in a Permanent Global Note in bearer form; interests in a Permanent Global Note in bearer form are exchangeable for Definitive Bearer Notes, each in the limited circumstances specified in the Permanent Global Note.]

[Interests in a Temporary Global Note in bearer form are exchangeable for Definitive Bearer Notes on or after the Exchange Date]

27	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/give details. Note that this item relates to the place of payment, and not interest period end dates, to which item 16(iii) relates]

28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. If yes, give details]

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/give details] [Attach further provisions as necessary]

30	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	[Not Applicable/give details]

31	Notices:	[specify any other means of effective communications]

32		Consolidation provisions	[Not applicable/The provisions [in Condition 27 (Further issues)] [annexed to this Final Terms] apply]

33		Governing law:	[English law/Australian Capital Territory law/New Zealand law/specify other]

34		Redenomination, renominalisation and reconventioning provisions:	[Not applicable/The provisions in [Condition 29/annexed to this Final Terms] apply]

35	Other final terms or special conditions:	[Not Applicable/give details]

[For Zero Coupon Notes with a maturity of less than 365 days, Condition 6 (“Negative Pledge”) and Condition 22 (“Events of Default”) should be disapplied.]

[When adding any other final terms consideration should be given as to whether such terms constitute “significant new factors” and consequently trigger the need for a supplement to the Base Prospectus under Article 16 of the Prospectus Directive.]

DISTRIBUTION

36	(i)	If syndicated, names [and addresses] of Managers [and underwriting commitments]:	[Not Applicable/give names, [addresses and commitments]]

[Addresses of Managers and details of underwriter only required if the Notes fall within Annex XII.]

[If Notes fall within Annex XII, include names and addresses of entities agreeing to underwrite the issue on a firm commitment basis and names and addresses of the entities agreeing to place the issue without a firm commitment or on a “best efforts” basis if such entities are not the same as the Managers.]

	[(ii)	Date of [Syndication] Agreement:]	[ ] [Only required if the Notes fall within Annex XII]

	(ii)	Stabilising Manager (if any):	[Not Applicable/give name]

37	If non-syndicated, name and address of Dealer:		[Not Applicable/give name and address]

38	Additional selling restrictions:		[Not Applicable/give details]
POST INSURANCE REPORTING
[If Notes fall within Annex XXII, include a statement as to whether the Issuer intends to provide post issuance information and, where this is the case, specify what will be reported and where it can be obtained.]
LISTING AND ADMISSION TO TRADING APPLICATION
These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described in this document pursuant to the Prospectus of Telstra Corporation Limited.
RESPONSIBILITY

Telstra Corporation Limited (as Issuer) accepts responsibility for the information contained in these Final Terms. [Information on underlying assets] has been extracted from [source]. Telstra Corporation Limited (as Issuer) confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by [ ], no facts have been omitted which would render the reproduced information inaccurate or misleading.
Signed on behalf of Telstra Corporation Limited (as Issuer):
By: __________________
Duly authorised officer

PART B — OTHER INFORMATION
1.	LISTING

(i)	Listing:	[London/other (specify)/None]

(ii)	Admission to trading:	[Application has been made for the Notes to be admitted to trading on [ ] with effect from [ ].] [Not Applicable.]

[Where documenting a fungible issue need to indicate that original securities are already admitted to trading.]

2.	RATINGS

Ratings:	The Notes to be issued have been rated:

[S & P: [ ]]

[Moody’s: [ ]]

[[Other]: [ ]]

[Need to include a brief explanation of the meaning of the ratings if this has previously been published by the rating provider and it is not included in the Prospectus.]

[The above disclosure should reflect the rating allocated to Notes of the type being issued under the Programme generally or, where the issue has been specifically rated, that rating.]

3.	NOTIFICATION
The UK Listing Authority [has been requested to provide/has provided] — include first alternative for an issue which is contemporaneous with the establishment or update of the Programme and the second alternative for subsequent issues] the [names of competent authorities of host Member States] with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.]

4.	INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE
[Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer. — Amend as appropriate if there are other interests. This needs to include a description of any interest, including conflicting ones, that is material to the issue, detailing the persons involved and the nature of the interest.]

5.	REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	[Reasons for the offer	[ ]

[This section 5 is only required if the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies and when the reasons for the offer are not making a profit and/or hedging certain risks.]		(See “Use of Proceeds” wording in the Prospectus — if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here.)]

(ii)	[Estimated net proceeds]:	[ ]

[If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.]

(iii)	[Estimated total expenses]:	[ ]. [Include breakdown of expenses]

6.	TOTAL EXPENSES

Total Expenses:	[ ]

[If not included through paragraph 5 above, include a statement as to the total expenses related to the admission to trading here.]

7.	YIELD (Fixed Rate Notes only)

Indication of yield:	[ ]

[Calculated as [include details of method of calculation in summary form] on the Issue Date.]

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

8.	PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING (INDEX-LINKED NOTES ONLY)
[Need to include details of where past and future performance and volatility of the index/formula can be obtained. Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information. Need to include information setting out the type of underlying and where information in relation to the underlying can be obtained, a description of market or settlement disruption events and adjustment rules.] [This section 7 is only required if the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies.]

9.	PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency Notes only)
[Need to include details of where past and future performance and volatility of the relevant rates can be obtained.]
[This section 8 is only required if the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies.]

10.	OPERATIONAL INFORMATION

(i)	ISIN Code:	[ ]

(ii)	Common Code:	[ ]

(iii)	Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	[Not Applicable/give name(s) and number(s)]

(iv)	Austraclear [New Zealand] identification number:	[ ]

(v)	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg, Austraclear or Austraclear New Zealand and the relevant identification number(s):	[Not Applicable/give name(s) and number(s)]

(vi)	Delivery:	Delivery [against/free of] payment

(vii)	Additional Payment Agent(s) names and addresses (if any):	[ ]

(viii)	In the case of [Australian/New Zealand] Domestic Notes:

(ix)	[Australian/New Zealand] Registrar:	[ ] of [address]]
The Note will be eligible for lodgement into the [Austraclear/Austraclear New Zealand] System. Distributions of principal and interest with respect to Notes held through the Austraclear/Austraclear New Zealand] System will be credited to the cash accounts of members of the Austraclear/Austraclear New Zealand] System in accordance with the regulations and the operating manual applicable to the Austraclear/Austraclear New Zealand] System.
Interests in the Notes may be held through Euroclear and Clearstream, Luxembourg indirectly through institutions which are participants in Euroclear and Clearstream, Luxembourg. In such circumstances, [Westpac Custodian Nominees Limited/Westpac Nominees -NZ- Limited] (as nominee of Euroclear) or ANZ Nominees Limited (as nominee of Clearstream, Luxembourg) would hold the interests in the Notes in the [Austraclear/Austraclear New Zealand] System. [Austraclear Limited/NZCSD] will be [inscribed/ registered] as the Holder of such Notes and will therefore be treated by the Issuer and the [Australian/New Zealand] Registrar as the absolute owner of such Notes.
The Issuer will not be responsible for the operation of the clearing arrangements which is a matter for the clearing institutions, their participants and the investors.

11.	PUBLIC OFFER TEST COMPLIANT

The Notes [are issued/are not issued] in a manner which the Issuer intends to comply with the requirements of Section 128F of the Income Tax Assessment Act 1936 of Australia

General Information
Listing
The admission of the Program to listing on the Official List of the UK Listing Authority and to trading on the Market is expected to take effect on 23 September 2005. Any Tranche of Notes intended to be admitted to listing on the Official List of the UK Listing Authority and admitted to trading on the Market will be so admitted to listing and trading upon submission to the UK Listing Authority and the Market of the relevant Final Terms and any other information required by the UK Listing Authority and the London Stock Exchange, subject to the issue of the relevant Notes. Prior to official listing, dealings will be permitted by the London Stock Exchange in accordance with its rules. Transactions will normally be effected for delivery on the third working day after the day of the transaction.
However, Notes may be issued pursuant to the Program which will not be admitted to listing, trading and/or quotation by the UK Listing Authority or the Market or any other listing authority, stock exchange and/or quotation system or which will be admitted to listing, trading and/or quotation by such listing authority, stock exchange and/or quotation system as the Issuer and the relevant Dealer(s) may agree.
Authorisations
The establishment of the Program was authorised as part of the borrowing Program approved on 19 October 2001. The Issuer has obtained or will obtain from time to time all necessary consents, approvals and authorisations in connection with the issue and performance of the Notes.
Clearing of the Notes
The Notes (other than Australian Domestic Notes and New Zealand Domestic Notes) have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate common code and the International Securities Identification Number in relation to the Notes of each Series will be specified in the Final Terms relating thereto. The relevant Final Terms shall specify any other clearing system as shall have accepted the relevant Notes for clearance together with any further appropriate information.
US selling restrictions
Notes (other than Temporary Global Notes, Australian Domestic Notes and New Zealand Domestic Notes) and any Coupon appertaining thereto will bear a legend substantially to the following effect: “Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code.” The sections referred to in such legend provide that a United States person who holds a bearer Note or Coupon will generally not be allowed to deduct any loss realised on the sale, exchange or redemption of such bearer Note or Coupon and any gain (which might otherwise be characterised as capital gain) recognised on such sale, exchange or redemption will be treated as ordinary income.
Settlement arrangements
Settlement arrangements will be agreed between the Issuer, the relevant Dealer(s) and the Fiscal Agent (if relevant) in relation to each Tranche of Notes.
Legal proceedings
There are no governmental, legal or arbitration proceedings involving the Issuer or any of its subsidiaries (and, so far as the Issuer is aware, no such proceedings are pending or threatened) that have or may have or have had during the twelve months prior to the date of this document, a significant effect on the financial position or profitability of the Issuer and its subsidiaries taken as a whole.
Financial information and accounts
Since 30 June 2005, the last day of the financial period for which the most recent audited financial statements of the Issuer have been prepared, there has been no significant change in the financial or trading position and no material adverse change in the financial position or prospects of the Issuer and its subsidiaries taken as a whole.

Independent public auditors have audited the Issuer’s financial statements for the four fiscal years ended 30 June 2005 and unqualified opinions have been received. While the auditor for Australian financial reporting purposes was the Australian National Audit Office for the four year period ending on 30 June 2005, the auditor for filings outside Australia has been Ernst & Young for the fiscal years ended 30 June 2005, 30 June 2004, 30 June 2003, 30 June 2002 and 30 June 2001. No financial information in this Prospectus other than the financial statements incorporated by reference (see paragraph (a) and (b) of the section headed “Documents Incorporated by Reference” above) has been audited. Where in this Prospectus it indicates that the Issuer’s financial statements have been audited, these statements will have been audited according to Australian auditing requirements. Australian auditing requirements have no significant departures from International Standards on Auditing. Unless stated otherwise, the financial statements have been prepared by the auditor at the request of the Issuer and the auditor has authorised the inclusion of those financial statements in this Prospectus in the form they are presented.
Material Change
There has been no material adverse change in the prospects of the Issuer since 30 June 2005, being the date of the latest published audited financial statements of the Issuer. In addition, there have been no recent events particular to the Issuer which are to a material extent relevant to the evaluation of the Issuer’s solvency.
Program documents
For as long as the Program remains in effect or any Notes are outstanding, copies of the following documents may be inspected during normal business hours at the specified office of the Fiscal Agent, the Paying Agent, the Australian Registrar, the New Zealand Registrar and from the principal office of the Issuer, namely:
(a)	the constitution of the Issuer;

(b)	the current Prospectus and any supplementary Prospectus in relation to the Program, together with any amendments;

(c)	any reports, letters or other documents referred to in this Prospectus;

(d)	the Deed of Covenant;

(e)	the Euro Fiscal Agency Agreement;

(f)	the Dealer Agreement;

(g)	the Australian Registry Services Agreement;

(h)	the New Zealand Registry Services Agreement;

(i)	the Australian Note Deed Poll;

(j)	the New Zealand Note Deed Poll;

(k)	the most recent accounts and consolidated accounts of the Issuer beginning with the accounts for the years ended 30 June 2002, 30 June 2003, 30 June 2004 and 30 June 2005 together with any unaudited interim consolidated accounts of the Issuer beginning with the 31 December 2002 consolidated accounts;

(l)	any Final Terms relating to Notes which are admitted to listing, trading and/or quotation by any listing authority, stock exchange and/or quotation system. (In the case of any Notes which are not admitted to listing, trading and/or quotation by any listing authority, stock exchange and/or quotation system, copies of the relevant Final Terms will only be available for inspection by a Noteholder (including, for this purpose, any person holding an interest in a Global Note) in respect of such Note); and

(m)	any documents incorporated into this Prospectus by reference (see “Documents Incorporated by Reference” above).

Transparency Directive
EU Directive 2004/109/EC (“Transparency Directive”) was passed on 15 December 2004 and came into force on 20 January 2005. The Transparency Directive must be implemented by Member States of the European Union by 20 January 2007. If the implementation imposes obligations on the Issuer that are unduly burdensome, the Issuer may decide to de-list the Notes from the Official List of the UK Listing Authority and from trading on the Market and may procure admission to listing, trading and/or quotation on such other exchange located outside the European Union.
In the event of a de-listing for this reason, the Issuer will notify the Market and the UK Listing Authority and notice of the de-listing will be published in accordance with Condition 28 as is agreed between it, the Arranger and relevant Dealers.

PRINCIPAL OFFICE OF THE ISSUER

Telstra Corporation Limited
242 Exhibition Street
Melbourne Victoria 3000
Australia
Tel: +61 (0) 3 9634 4000

REGISTERED OFFICE OF THE ISSUER

Level 41
242 Exhibition Street
Melbourne Victoria 3000
Australia
Tel: +61 (0) 3 9634 4000

ARRANGER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

AUDITORS OF THE ISSUER

Ernst & Young
120 Collins Street
Melbourne Victoria 3000
Australia

FISCAL AGENT AND PAYING AGENT

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

PAYING AGENT
Deutsche Bank Luxembourg S.A.
2 Boulevard Konrad Adenauer
L-1115 Luxembourg

AUSTRALIAN REGISTRAR

Austraclear Services Limited
30 Grosvenor Street
Sydney NSW 2000
Australia

NEW ZEALAND REGISTRAR

Computershare Investor Services Limited
Level 2
JD Edwards Building
159 Hurstmere Road
Takapuna
Auckland 1020
New Zealand

LEGAL ADVISERS

to the Issuer as
to Australian and English law

Mallesons Stephen Jaques
Level 50
Bourke Place
600 Bourke Street
Melbourne Victoria 3000
Australia

Mallesons Stephen Jaques
6th Floor
Alder Castle
10 Noble Street
London EC2V 7JX
United Kingdom

to the Arranger as to English law	to the Issuer as to New Zealand law

Clifford Chance 10 Upper Bank Street London E14 5JJ United Kingdom	Bell Gully Vero Centre 48 Shortland Street Auckland New Zealand

MEDIA RELEASE
26 September, 2005
Focus & grow strategy for
TelstraClear
TelstraClear’s strategic review has resulted in a plan for growth through the delivery of differentiated services and investment in high-value voice and data services.
The review will see TelstraClear focus on providing profitable services in areas where it has network and look to future growth through broadband, IP, ICT and mobility. Outside its network areas the company will repackage resold consumer services so they are profitable.
TelstraClear Chief Executive Allan Freeth launched the review when he took over as CEO in May with a focus on the company’s two biggest issues — how to deliver the services customers want and grow shareholder value.
“The review found TelstraClear is a company of committed, talented people delivering the best services in some markets. But it has also shown some areas of business are unprofitable and our people are frustrated that they cannot deliver services to the standard our customers deserve,” says Dr Freeth.
The company will maintain its strong emphasis on serving customers via its leading Internet Protocol network, which reaches the major CBDs and 16 regional centres.
“We will continue to drive growth in Government, corporate and business markets where we have won over 35% market share and attracted large customers such as Inland Revenue, Tower and BP by offering flexible, cost effective and scalable solutions.

“We will also compete vigorously in Wellington and Christchurch where we have the best residential networks in New Zealand. We have achieved 38% customer penetration in Wellington and 42% in Christchurch and we intend to build on this strong customer base.”
Dr Freeth says TelstraClear will use targeted true wholesale services, when they become available.
“TelstraClear will focus on profitability and service. We will not offer resale services just to prove we are in the market, but will seek services with a fair margin that allow us to control service quality,” he says.
“Until there are significant changes to the wholesale regime TelstraClear will not provide a choice in some markets. That’s been a tough decision to make, but we are not a social service and nor will we allow ourselves to be used, in an attempt to show that there is true competition in the New Zealand market place.”
“Let’s be honest, competition is not alive and well in the New Zealand telecommunications industry and it is at best naive and at worst dishonest to claim otherwise.”
“Our decision, made reluctantly, is in the long term interests of customers and TelstraClear.”
Dr Freeth says the review also resulted in some changes to TelstraClear’s organisational structure, which will take effect over coming months.
“Our new structure provides profit and cost centre accountability across the company. It’s designed to provide a clear line of sight to the customer so we can improve the way we deliver.”
Changes in reporting lines and position descriptions are being discussed with staff and it is too early to determine how many jobs will be dis-established and how many will be lost by attrition.
As part of the restructure TelstraClear will also focus on internal system improvements, such as billing system integration, which will improve customer service and improve efficiency.

Dr Freeth says the outcomes of the strategy review have been approved by the TelstraClear board, which has reaffirmed its commitment to New Zealand.
ENDS
For Further information
Ralph Little
Corporate Communications Manager
TelstraClear Ltd
Direct dial      + 64 (09) 912 4134
Mobile           + 64 (029) 912 4134
TelstraClear Limited
TelstraClear is New Zealand’s second largest full service communications company, providing innovative market leading products, services and customer focus to the business, government, wholesale and residential sectors.
TelstraClear offers real choice in the local and national market and seamless services to trans-Tasman customers and the rest of the world.

Media Release

4 October 2005	290/2005
Telstra left carrying the CAN: June Quarter Service Report
Telstra today released service results for the June quarter showing customer service outcomes for connections and repair times across Australia.
Telstra’s Head of Network Services, Mr Michael Lawrey, said the very good results showed Telstra’s strong and ongoing commitment to meeting more than 90 per cent of service requests within regulated timeframes.
“Telstra is placing intense focus on our systems and processes, the technologies we use and the way we work,” Mr Lawrey said.
“These initiatives are aligned to a genuine commitment among everyone in Telstra to provide our customers with improved service levels.
“However, more needs to be done across the industry to protect the long-term sustainability of the network. This is a growing problem where Telstra competitors continue to be encouraged to simply resell Telstra’s network rather than contribute in any real sense to maintenance or investment in new services such as broadband.
“Australia’s regulatory regime forces Telstra to provide basic telephony services to all customers in all geographic locations but encourages our competitors to cherry pick the most profitable and easily serviced markets, without putting a fair share back into the network from which they draw their profits.
“Telstra wants to continue to provide improved service to all customers but competitors’ contribution to network investment is below today’s cost and Telstra is left to carry the can. This simply cannot go on indefinitely.
“These results make it clear Telstra does not walk away from our service commitments to Australians and we will continue to work at improving our performance. However, every customer and shareholder should be aware that what is urgently needed is for the policy makers, regulators and the industry to work together to find new and equitable ways to ensure the national telecommunications network is maintained and capable of meeting the future needs of all Australians.
A copy of the June Quality of Service report is available at: http://www.telstra.com.au/servicereports/index.htm
Telstra Media Contact: Warwick Ponder: 0409 369 711, 02 9298 4619

Telstra’s National Media Inquiry line is 131639 and the Telstra Corporation Communications Centre
is located at www.telstra.com.au/abouttelstra/media
Telstra Corporation Limited
ABN 33 051 775 556

Media Release

7 October 2005	296/05
HR appointment to accelerate cultural change
Telstra today announced the appointment of Ms Andrea Grant as Group Managing Director, Human Resources, reporting to the Chief Executive Officer.
“Ms Grant will be responsible for developing the capability of Telstra’s people to meet the company’s objectives of growing the business, competing, and providing the best possible service to our customers,” Chief Executive Officer, Mr Sol Trujillo, said today.
Ms Grant joins Telstra from GM Holden where she was Executive Director, Human Resources; a position she held since 2001. She also served as GM Holden’s first female board member.
“In the course of our strategic review the new management team has been pleased with the considerable talent here at Telstra. Ms Grant will help us to best harness this talent and build our capabilities to support our commercial objectives,” Mr Trujillo said.
“Ms Grant will develop performance measurement programs, succession planning and other human capital and organisational development programs to advance the new vision for the company.
“Ms Grant will also help drive cultural change to ensure that our focus is fully on our customers and on our strategies going forward,” Mr Trujillo said.
In 2003, Ms Grant received the ‘Australian HR Awards’ award for Best HR Director in Australia. Recently she was awarded the EOWA Business Achievement Award for Diversity Leader for the Advancement of Women.
Before joining GM Holden, Ms Grant was Human Resources Director of Merck, Sharp & Dohme (New Zealand) Limited.
“I am delighted to welcome Ms Grant to Telstra, and I look forward to the significant role she will make in our company,” Mr Trujillo said.
Telstra Media Contact — Kerrina Lawrence 03 9632 5611, 0419 352 313

Telstra’s National Media Inquiry line is 131639 and the Telstra Corporation Communications Centre
is located at www.telstra.com.au/abouttelstra/media
Telstra Corporation Limited
ABN 33 051 775 556

Biographical Notes — Ms Andrea Grant
Andrea began her career in human resources in 1984 with Drake International in Johannesburg, South Africa, as a recruitment consultant. She transferred to Australia with Drake in 1986 and worked in both Canberra and Sydney. Following an appointment into Human Resources at MLC Life Ltd in 1988 she developed her career working in all aspects of HR. After a move to Melbourne in 1990 she began to specialise in organisational development and change management. This included the roles of HR Consultant and Training and Education Manager for the Customer Services Division of Colonial Mutual Life-Australia.
In 1993 Andrea returned to New Zealand to take up the position of Human Resources Manager with Merck Sharp & Dohme (New Zealand) Ltd — a subsidiary of the pharmaceutical multinational Merck & Co. Within two years Andrea was promoted to Director status, and led a successful organisational transformation program.
In 2000, Merck Sharpe & Dohme received the NZ Government’s Best Employer — New Zealand award for its Work and Life’ initiatives.
Andrea holds a Bachelor of Education Degree, a Post Graduate Diploma in Teaching, and an Affilliate Diploma from the Australian/NZ Insurance and Finance Institute. In addition she is a graduate of the London Business School’s Advanced Development Programme

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

/s/ Douglas Gration

Name: Douglas Gration
Title: Company Secretary

Date: 7 October 2005